UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

IRIS INTERNATIONAL, INC.

(Name of Subject Company)

IRIS INTERNATIONAL, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

46270W105

(CUSIP Number of Class of Securities)

César M. García

Chief Executive Officer

IRIS International, Inc.

9158 Eton Avenue

Chatsworth, California 91311

(818) 527-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

John McIlvery, Esq.

Stubbs Alderton & Markiles, LLP

15260 Ventura Boulevard, 20th Floor

Sherman Oaks, California 91403

(818) 444-4520

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

(i)

ITEM 1.	SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is IRIS International, Inc., a Delaware corporation (“IRIS” or the “Company”). The address of the Company’s principal executive offices is 9158 Eton Avenue, Chatsworth, California 91311 and its telephone number is (818) 527-7000.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.01 per share (the “Shares”). As of the close of business on September 18, 2012, there were 18,058,733 Shares issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information — Name and Address.”

Tender Offer

This Schedule 14D-9 relates to a tender offer (the “Offer”) by Daphne Acquisition Corporation, a Delaware corporation (“Purchaser”) and wholly-owned indirect subsidiary of Danaher Corporation, a Delaware corporation (“Danaher”), to purchase all of the issued and outstanding Shares at a per share purchase price of $19.50 (the “Offer Price”), net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 20, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Danaher and Purchaser with the Securities and Exchange Commission (the “SEC”) on September 20, 2012. Copies of the Offer to Purchase and form of Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9, are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated September 17, 2012 (the “Merger Agreement”), among the Company, Danaher and Purchaser. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable law, Purchaser will merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), and each Share that is outstanding (other than Shares that are owned by Danaher, Purchaser or in the treasury of the Company, or by any stockholder of the Company who or which is entitled to demand and properly demands appraisal of such Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will at the effective time of the Merger (the “Effective Time”) be converted into the right to receive cash, without interest thereon and less any required withholding taxes, in an amount equal to the Offer Price. Upon the Effective Time, the Company will become a wholly-owned indirect subsidiary of Danaher. In the event Purchaser acquires at least 90% of the outstanding Shares, including through exercise of the Top-Up Option (defined below), the Merger may be effected as a “short-form” merger under and in accordance with Section 253 of the DGCL without a meeting of the Company’s stockholders to approve the adoption of the Merger Agreement, subject to appraisal rights to the extent applicable under the DGCL. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Purchaser’s obligation to accept for payment and to pay for all Shares tendered into the Offer and not withdrawn is not subject to a financing condition. It is conditioned upon, however, among other things, (i) there having been validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the scheduled expiration of the Offer a number of Shares that, together with the Shares then owned by Danaher and Purchaser (if any) represents a majority of the sum of the number of Shares then issued and outstanding plus all Shares which the Company may be required to issue as of such date upon the vesting (including vesting solely as a result of the consummation of the Offer or the Merger), conversion or exercise of all stock options, restricted stock units and other derivative securities, including warrants, options (other than the Top-Up Option), convertible or exchangeable securities or other rights to acquire Shares, regardless of the conversion or exercise price or other terms and conditions thereof (the foregoing condition is referred to as the “Minimum Condition”), (ii) the obtainment or waiver of the required antitrust approval pursuant to the HSR Act (as defined below), and the expiration or termination of the waiting period required in connection with such required antitrust approval, and (iii) no law or order (whether temporary, preliminary or permanent in nature) having been enacted, enforced, amended, issued, in effect or deemed applicable to the Offer or the Merger by any governmental entity which makes illegal or otherwise prohibits the consummation of the Offer or the Merger (other than the application of the waiting period provisions of the HSR Act to the Offer or to the Merger). The Offer is also subject to a number of other conditions. Danaher and Purchaser can waive some of the conditions to the Offer without the consent of the Company but cannot, however, waive the Minimum Condition without the consent of the Company. The treatment of equity awards under the Company’s benefit plans, including stock options, restricted stock and restricted stock units, is discussed below in “Item 3. Past Contracts, Transactions, Negotiations and Agreements — Arrangements between the Company and its Executive Officers, Directors and Affiliates.”

The initial expiration date of the Offer is 12:00 midnight, New York City time, at the end of the day on October 18, 2012, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal, and the Merger Agreement.

As set forth in the Schedule TO, the address of the principal executive offices of each of Purchaser and Danaher is 2200 Pennsylvania Avenue, N.W., Suite 800W, Washington, D.C. 20037-1701, and their telephone number is (202) 828-0850.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I, which is incorporated by reference herein (the “Information Statement”), to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) Danaher, Purchaser or their respective executive officers, directors or affiliates.

Additionally, no member of the Company’s management has entered into an employment agreement or other agreement, arrangement or understanding with respect to continuing employment, nor has any member of the Company’s management entered into an equity rollover agreement or other agreement, arrangement or understanding with Danaher or Purchaser.

Arrangements with Purchaser and Danaher and their Affiliates

Merger Agreement

On September 17, 2012, the Company, Danaher and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference.

The Merger Agreement governs the contractual rights among the Company, Danaher and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Danaher or Purchaser made in the Company’s public reports filed with the SEC. The Merger Agreement contains representations and warranties made by the Company to Danaher and Purchaser and representations and warranties made by Danaher and Purchaser to the Company. The purpose of the summary of the Merger Agreement referred to above that is incorporated herein by reference is to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Danaher or Purchaser in the Company’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in confidential disclosure schedules provided by the Company to Danaher and Purchaser in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Danaher and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Danaher or Purchaser. The Company’s stockholders are not third-party beneficiaries of the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Danaher, Purchaser or any of their respective subsidiaries or affiliates.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Tender and Support Agreement

Concurrently with the execution of the Merger Agreement, each of the following directors and/or officers of IRIS entered into a tender and support agreement (the “Tender and Support Agreement”) with Danaher, Purchaser and solely with respect to certain sections thereof, IRIS:

•	César M. García
•	Amin I. Khalifa
•	Thomas H. Adams, Ph.D.
•	Richard O’Leary
•	Thomas E. Warekois
•	Robert A. Mello
•	John U. Yi
•	Philip J. Ginsburg
•	Steven M. Besbeck
•	Beth Y. Karlan, M.
•	David Della Penta
•	Rick Timmins
•	Edward F. Voboril
•	Stephen Wasserman

Pursuant to the Tender and Support Agreement, each of these stockholders has agreed (solely in their capacity as stockholders and, if applicable, holders of stock options), among other things (i) to tender pursuant to the Offer (and not withdraw, except under certain circumstances) all Shares owned or thereafter acquired by such stockholder as promptly as practicable (but in no event later than 10 Business Days after the commencement of the Offer) and not to exercise any appraisal rights in connection with the Merger, (ii) not to transfer any of such stockholder’s equity interests in the Company, including any Shares, subject to certain exceptions, (iii) not to take any action that would interfere with the performance of such stockholder’s obligations under, or the transactions contemplated by, the Tender and Support Agreement, (iv) to vote such stockholder’s Shares in support of the Merger in the event that stockholder approval is required to consummate the Merger, (v) to vote against any action or agreement that would materially impede, interfere with or prevent the Offer or the Merger, (vi) not to initiate, solicit, propose, knowingly encourage or take any action to knowingly facilitate, or participate in discussions with third parties regarding other proposals to acquire the Company, except as permitted by the Merger Agreement and (vii) to elect to exercise any of the stockholder’s vested options, on a net exercise basis, following the consummation of the Offer and to transfer those newly-issued Shares to Purchaser. The Tender and Support Agreement will terminate upon the earliest of (i) the termination of the Merger Agreement, (ii) the Effective Time, (iii) the date the Offer shall have been terminated or the Expiration Date shall have occurred, in each case without acceptance for payment of the stockholder’s Shares pursuant to the Offer, (iv) the date of any material modification, waiver or amendment to any provision of the Merger Agreement that reduces the amount, changes the form or otherwise adversely affects the consideration payable to the stockholder pursuant to the Merger Agreement as in effect on the signing date, and (v) the mutual written consent of the parties to the Tender and Support Agreement. Collectively, the stockholders party to the Tender and Support Agreement will have on October 18, 2012 an aggregate of 1,086,751 Shares they will be obligated to tender pursuant to the Tender and Support Agreement (including Shares issued in a cashless exercise of vested options they hold, without deduction for any Shares withheld for taxes), or approximately 5.9% of the Shares (taking into account, for purposes of determining the aggregate Shares, IRIS’s outstanding Shares and assuming the cashless exercise of only the vested options held by the stockholders who entered into the Tender and Support Agreement).

The foregoing summary and description of the Tender and Support Agreement do not purport to be complete and are qualified in their entirety by reference to the Tender and Support Agreement, which is filed as Exhibit (e)(2) and is incorporated herein by reference.

Representation on the Board of Directors of IRIS

The Merger Agreement provides that, effective upon the consummation of the Offer and from time to time thereafter, Danaher will be entitled to designate up to such number of directors to the Board of Directors of the Company (the “Board of Directors”) equal to the product (rounded up to the next whole number) obtained by multiplying (i) the number of directors on the Board of Directors and (ii) a fraction, the numerator of which is the number of Shares held by Danaher and Purchaser, and the denominator of which is the total number of then outstanding Shares. The Company will cause Danaher’s designees to be elected or appointed to the Board of Directors, including (at the election of Danaher) by increasing the number of directors and seeking and accepting resignations from incumbent directors. The Company will also cause individuals designated by Danaher to constitute the proportional number of members, rounded up where appropriate, as is on the Board of Directors on each committee of the Board of Directors (subject to applicable laws, including applicable rules of The Nasdaq Stock Market (“Nasdaq”)). The Company has obtained irrevocable resignations from the current directors of the Board of Directors, which are contingent solely upon the consummation of the Offer and the Company’s acceptance of such resignation.

In the event that Danaher’s designees are elected or appointed to the Board of Directors and until the Effective Time, the Board of Directors will have at least such number of directors who qualify as independent directors as may be required by the rules of Nasdaq or federal securities laws. The Company will, upon Danaher’s request, take all actions necessary to elect to be treated as a “Controlled Company” for purposes of Listing Rule 5615(c) of the Nasdaq rules (or any successor provision) and make all necessary filings and disclosures associated with such status. If the number of independent directors is reduced below the number of directors required by such laws, the remaining independent directors will be entitled to designate persons to fill such vacancies.

If Danaher’s designees constitute a majority of the Board of Directors prior to the Effective Time and there are any continuing directors who are not Danaher’s designees, then the affirmative vote of a majority of the directors of the Company then in office who were not so designated by Danaher will be required to authorize prior to the Effective Time: (i) any amendment or termination of the Merger Agreement by the Company; (ii) any extension of the time for the performance, or waiver, by the Company of any of the obligations or other acts of Danaher or Purchaser; (iii) any waiver of any of the Company’s rights under the Merger Agreement; or (iv) any other determination with respect to any action to be taken or not to be taken by the Company relating to the Merger Agreement or the transactions contemplated thereby, including the Offer and the Merger.

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Danaher, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of stockholders as described in the Information Statement, and is incorporated herein by reference.

The foregoing summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Employee Matters

The Merger Agreement provides that Danaher will, in its sole discretion, either (i) until December 31, 2012, continue (or cause the Surviving Corporation to continue) to maintain the Company’s employee benefit plans and the annual compensation and cash incentive or cash bonus opportunities (other than equity compensation or defined benefit pension plans) (“Company Plans”) of the employees of the Company on substantially the same terms as in effect immediately prior to the Effective Time (including by paying after December 31, 2012 any cash bonuses earned under the terms of any written Company Plan that was disclosed to Danaher prior to the date of the Merger Agreement for service on or before December 31, 2012), (ii) arrange for each employee of the Company and its subsidiaries who remain employed by Danaher, the Surviving Corporation or their respective subsidiaries after the Effective Time (the “Continuing Employees”) to participate in the employee benefit plans and arrangements, including annual compensation arrangements, of Danaher or its applicable subsidiary (excluding equity based compensation or defined benefit pension plans) (“Danaher Plans”), or (iii) a combination of (i) and (ii) so that, until December 31, 2012, each Continuing Employee is provided with compensation and benefits that are substantially similar in the aggregate to benefits and compensation provided either to such Continuing Employee before the Effective Time or to similarly situated employees of Danaher under Danaher Plans.

In addition, the Merger Agreement contains standard employee covenants that require Danaher to (i) grant service credit to Continuing Employees under any new plans post closing to the same extent such service was recognized under the Company Plans, (ii) waive certain pre-existing condition and waiting period requirements under any new health or welfare plans and (iii) crediting of each Continuing Employee with any co-payments or deductibles paid under any Company Plan with respect to any replacement health and welfare plan. Danaher is required to provide the Company, at least five (5) days before the Effective Time, written notice if the Company is to be required to terminate the Company’s 401(k) Plan prior to the date of the closing of the Merger. Nothing in the Merger Agreement limits the right of Danaher or the Surviving Corporation, following the Effective Time, to terminate the employment of any employee of the Company or its affiliates at any time and for any or no reason.

The foregoing summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Confidentiality Agreement

On April 4, 2012, the Company and Beckman Coulter, Inc., a wholly-owned subsidiary of Danaher (“Beckman”), entered into a letter agreement (the “Confidentiality Agreement”) pursuant to which each party agreed that, subject to certain exceptions, all non-public information regarding the supplying party and its subsidiaries or affiliates furnished to the receiving party or its representatives would, for a period of five years from the date of the Confidentiality Agreement, be used by the receiving party and its representatives solely for the purpose of considering, evaluating and negotiating a possible transaction between the parties and would be kept confidential except as provided in the Confidentiality Agreement. The Confidentiality Agreement also contains customary standstill and non-solicitation provisions.

The foregoing summary and description do not purport to be complete and are qualified in their entirety by reference to the Confidentiality Agreement which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Exclusivity Agreement

On July 24, 2012, Danaher and the Company entered into a letter agreement (the “Exclusivity Agreement”), pursuant to which for a period of time commencing on the date a countersigned copy of the Exclusivity Agreement was received by Danaher and initially extending until 6:00 p.m. (Los Angeles time) on August 24, 2012, the Company granted Danaher exclusive dealing with respect to the Transactions (specifically agreeing that neither the Company nor its affiliates or agents would discuss or negotiate with, or accept an offer from, any other party with respect to the purchase of, or investment in, the Company, including the acquisition of any material assets) and agreed to promptly notify Danaher if any inquiries, proposals or offers with respect to the purchase of, or investment in, the Company or the acquisition of any of its material assets was received by the Company, its affiliates or agents. The Exclusivity Agreement terminated upon execution of the Merger Agreement.

The foregoing summary and description do not purport to be complete and are qualified in their entirety by reference to the Exclusivity Agreement which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Arrangements between the Company and its Executive Officers, Directors and Affiliates

The Company’s executive officers and the members of its Board may be deemed to have interests in the Transactions that may be different from or in addition to those of the Company’s stockholders generally. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, along with other matters described below in “Item 4. The Solicitation or Recommendation — Reasons for Recommendation,” in reaching its decision to approve the Merger Agreement and the Transactions and recommend that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by the DGCL, vote in favor of the adoption of the Merger Agreement.

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, please also see “Item 8. Additional Information—Golden Parachute Compensation” below, which is incorporated herein by reference, and the Information Statement attached to this Schedule 14D-9 as Annex I and incorporated herein by reference under the headings “Current Directors and Executive Officers of IRIS — Director Compensation,” “Executive Compensation,” and “Security Ownership of Certain Beneficial Owners and Management.”

Cash Payable for Outstanding Shares Pursuant to the Offer

The directors and executive officers of the Company who tender the Shares owned by them for purchase pursuant to the Offer, upon Purchaser’s purchase of the Shares tendered and not properly withdrawn pursuant to the Offer, will receive the same cash consideration subject to the same terms and conditions as the other stockholders of the Company. The directors and executive officers of the Company will own, in the aggregate, approximately 692,371 Shares (or 3.8% of all outstanding Shares) as of October 18, 2012 (assuming closing of the Merger, or the Effective Time, occurs on such date), excluding Shares issuable to the directors and officers after that date upon vesting of restricted stock and restricted stock units and upon exercise of options to purchase Shares (whether or not vesting or exercisable within 60 days of October 18, 2012), which are discussed below. If the directors and executive officers were to tender all 692,371 of those Shares for purchase pursuant to the Offer, which they are obligated to do pursuant to the Tender and Support Agreement, and those Shares were accepted for payment and purchased by Purchaser, then the directors and officers would receive an aggregate of $13,501,234 in cash pursuant to tenders of those Shares into the Offer.

The beneficial ownership of Shares held by each director and executive officer is further described in the Information Statement under the heading “Security Ownership of Certain Beneficial Owners and Management.”

The table below sets forth the number of Shares held by the directors and executive officers of the Company on October 18, 2012, excluding Shares issuable to the directors and officers upon vesting of restricted stock and restricted stock units and upon exercise of options to purchase Shares (whether or not vesting or exercisable within 60 days of October 18, 2012), and the amount of cash consideration they would receive for those Shares if they were to tender all of those Shares for purchase pursuant to the Offer and those Shares were accepted for payment and purchased by Purchaser.

Name of Executive Officer or Director	Number of Shares Owned	Value of Shares Owned
Executive Officers:
César M. García	155,455	$3,031,373
Amin I. Khalifa	7,662	$149,409
Thomas H. Adams, Ph.D.	238,364	$4,648,098
Richard O’Leary	9,425	$183,788
Thomas E. Warekois	22,226	$433,407
Robert A. Mello	68,474	$1,335,243
John U. Yi	33,798	$659,061
Philip J. Ginsburg	5,099	$99,431

Non-Employee Directors:

Steven M. Besbeck	40,537	$790,472
Beth Y. Karlan, M.D.	16,537	$322,472
David Della Penta	20,757	$404,762
Rick Timmins	14,607	$284,837
Edward F. Voboril	30,896	$602,472
Stephen Wasserman	28,534	$556,413

Treatment of Options

Pursuant to the terms of the Merger Agreement, at the Effective Time, each outstanding option to purchase Shares (collectively, the “Options”), whether vested or unvested, will be cancelled and converted into only the right to receive, without interest, an amount in cash equal to the excess, if any, of the Offer Price over the exercise price per Share of such Option multiplied by, (i) if the Option vests solely upon the continued employment of the holder, the total number of Shares subject to such Option immediately prior to the Effective

Time, or (ii) if the Option vests, in whole or in part, upon any criteria other than solely by the continued employment of the holder, the total number of Shares subject to such Option that would vest if the target level of performance had been achieved (as applicable, the “Option Spread Value”). If the exercise price per Share of any Option is equal to or greater than the Offer Price, such Option shall be canceled without any cash payment being made in respect thereof. The Option Spread Value will be payable to the holder of such Option as soon as reasonably practicable, but no later than five business days following the Effective Time.

The table below reflects the number of shares underlying Options with per share exercise prices below the Offer Price that are held by the Company’s directors and executive officers on October 18, 2012 that would be exchanged at the Effective Time into the right to receive the Option Spread Value, and the gross amount payable to the Company’s directors and executive officers with respect to their Options (without taking into account any applicable tax withholdings), assuming that no stock options held by such persons are forfeited or exercised between October 18, 2012 and the Effective Time.

The beneficial ownership of Options held by each director and executive officer is further described in the Information Statement under the heading “Security Ownership of Certain Beneficial Owners and Management.”

	Vested Options			Unvested Options
Name	Number of Shares Underlying Options	Exercise Price Per Share	Option Spread Value from Options	Number of Shares Underlying Options	Exercise Price Per Share	Option Spread Value from Options	Total Option Spread Value
Executive Officers (Grant Date):

César M. García							$2,810,366
(March 4, 2008)	110,667	$11.65	$868,735	—	$11.65	$0
(February 20, 2009)	83,776	$9.99	$796,709	11,969	$9.99	$113,825
(February 23, 2010)	45,368	$11.97	$341,621	27,221	$11.97	$204,974
(February 24, 2011)	15,625	$9.81	$151,406	34,375	$9.81	$333,093

Amin I. Khalifa	51,945	$9.85	$501,269	66,788	$9.85	$644,504	$1,145,773

Thomas H. Adams, Ph.D.							$683,927
(June 10, 2005)	15,555	$17.82	$26,132	—	$17.82	$0
(December 9, 2005)	12,500	$26.02	$0	—	$26.02	$0
(March 4, 2008)	29,167	$11.65	$228,960	—	$11.65	$0
(February 20, 2009)	17,453	$9.99	$165,978	2,494	$9.99	$23,717
(February 23, 2010)	19,848	$11.97	$149,455	11,910	$11.97	$89,682

Richard O’Leary	8,437	$10.32	$77,451	14,063	$10.32	$129,098	$206,550

Thomas E. Warekois							$1,145,984
(March 4, 2008)	29,167	$11.65	$228,960	—	$11.65	$0
(February 20, 2009)	43,982	$9.99	$418,268	6,284	$9.99	$59,760
(February 23, 2010)	19,848	$11.97	$149,455	11,910	$11.97	$89,682
(February 24, 2011)	7,734	$9.81	$74,942	12,891	$9.81	$124,913

Robert A. Mello							$850,231
(March 4, 2008)	29,167	$11.65	$228,960	—	$11.65	$0
(February 20, 2009)	31,416	$9.99	$298,766	4,488	$9.99	$42,680
(February 23, 2010)	14,177	$11.97	$106,752	8,507	$11.97	$64,057
(February 24, 2011)	4,218	$9.81	$40,872	7,032	$9.81	$68,140

John U. Yi							$850,231
(March 4, 2008)	29,167	$11.65	$228,960	—	$11.65	$0
(February 20, 2009)	31,416	$9.99	$298,766	4,488	$9.99	$42,680
(February 23, 2010)	14,177	$11.97	$106,752	8,507	$11.97	$64,057
(February 24, 2011)	4,218	$9.81	$40,872	7,032	$9.81	$68,140

Philip J. Ginsburg							$740,086
(July 28, 2010)	33,333	$9.08	$347,329	33,333	$9.08	$347,329
(February 24, 2011)	1,758	$9.81	$17,035	2,930	$9.81	$28,391

Non-Employee Directors (Grant Date):
Steven M. Besbeck							$324,226
(December 9, 2005)	15,000	$26.02	$0	—	$26.02	$0
(June 13, 2008)	13,043	$16.89	$34,042	—	$16.89	$0
(May 22, 2009)	13,888	$10.07	$130,963	—	$10.07	$0
(May 14, 2010)	12,541	$11.61	$98,948	—	$11.61	$0
(April 27, 2012)	2,414	$13.26	$15,063	7,245	$13.26	$45,208

	Vested Options			Unvested Options
Name	Number of Shares Underlying Options	Exercise Price Per Share	Option Spread Value from Options	Number of Shares Underlying Options	Exercise Price Per Share	Option Spread Value from Options	Total Option Spread Value
Beth Y. Karlan, M.D.							$421,148
(May 22, 2009)	27,776	$10.07	$261,927	—	$10.07	$0
(May 14, 2010)	12,541	$11.61	$98,948	—	$11.61	$0
(April 27, 2012)	2,414	$13.26	$15,063	7,245	$13.26	$45,208

David Della Penta							$314,251
(July 29, 2010)	25,322	$9.47	$253,979	—	$9.47	$0
(April 27, 2012)	2,414	$13.26	$15,063	7,245	$13.26	$45,208

Rick Timmins							$285,375
(January 4, 2010)	17,002	$12.08	$126,154	—	$12.08	$0
(May 14, 2010)	12,541	$11.61	$98,948	—	$11.61	$0
(April 27, 2012)	2,414	$13.26	$15,063	7,245	$13.26	$45,208

Edward F. Voboril							$355,614
(July 25, 2008)	24,784	$16.86	$65,429	—	$16.86	$0
(May 22, 2009)	13,888	$10.07	$130,963	—	$10.07	$0
(May 14, 2010)	12,541	$11.61	$98,948	—	$11.61	$0
(April 27, 2012)	2,414	$13.26	$15,063	7,245	$13.26	$45,208

Stephen Wasserman							$366,626
(April 6, 2006)	10,000	$15.26	$42,400	—	$15.26	$0
(June 13, 2008)	13,043	$16.89	$34,042	—	$16.89	$0
(May 22, 2009)	13,888	$10.07	$130,963	—	$10.07	$0
(May 14, 2010)	12,541	$11.61	$98,948	—	$11.61	$0
(April 27, 2012)	2,414	$13.26	$15,063	7,245	$13.26	$45,208

Treatment of Restricted Stock and Restricted Stock Units

Pursuant to the terms of the Merger Agreement, at the Effective Time, each outstanding restricted stock unit issued by the Company (each an “RSU”), whether vested or unvested, will be canceled, with the holder of such RSU becoming entitled to receive, as soon as practicable following the Effective Time, in full satisfaction of the rights of such holder with respect thereto, an amount in cash equal to the Offer Price multiplied by, (i) if the RSU would otherwise vest solely upon the continued employment of the holder, the number of Shares subject to such RSU immediately prior to the Effective Time, or (ii) if the RSU would otherwise vest, in whole or in part, upon any criteria other than solely by the continued employment of the holder, the number of Shares subject to such RSU that would vest if the target level of performance had been achieved (as applicable, the “RSU Payment Value”). The RSU Payment Value will be payable to the holder of such RSU as soon as reasonably practicable, but no later than five business days following the Effective Time.

Pursuant to the terms of the Merger Agreement, immediately prior to the Effective Time, each unvested share of restricted stock issued by the Company shall be fully vested and each holder thereof shall be entitled to receive the Offer Price with respect to such Shares.

The table below reflects the number of shares of restricted stock and the number of shares underlying RSUs that are held by the Company’s directors and executive officers on October 18, 2012 that would be exchanged at the Effective Time into the right to receive the Offer Price, and the gross amount payable to the Company’s directors and executive officers with respect to their restricted stock and RSUs (without taking into account any applicable tax withholdings), assuming that no restricted stock or RSUs held by such persons are forfeited between October 18, 2012 and the Effective Time.

Name	Number of Shares of Restricted Stock	Number of Shares Underlying RSUs(1)	Aggregate Proceeds(2)
Executive Officers:
César M. García	1,877	106,386	$2,111,128
Amin I. Khalifa	—	34,166	$666,237
Thomas H. Adams, Ph.D.	391	27,355	$541,047
Richard O’Leary	—	18,425	$359,287
Thomas E. Warekois	986	58,112	$1,152,411
Robert A. Mello	704	16,867	$342,634
John U. Yi	704	16,867	$342,634
Philip J. Ginsburg	—	19,479	$379,840

Non-Employee Directors:
Steven M. Besbeck	—	2,828	$55,146
Beth Y. Karlan, M.D.	—	2,828	$55,146
David Della Penta	—	2,828	$55,146
Rick Timmins	—	2,828	$55,146
Edward F. Voboril	—	2,828	$55,146
Stephen Wasserman	—	2,828	$55,146

(1)	The number of shares underlying RSUs are determined (i) for RSUs that vest solely upon the continued employment of the holder, the number of Shares subject to such RSU, and (ii) for RSUs that vest, in whole or in part, upon any criteria other than solely by the continued employment of the holder, the number of Shares subject to such RSU that would vest if the target level of performance had been achieved.
(2)	Aggregate proceeds to be paid for outstanding shares of restricted stock and outstanding RSUs are calculated by multiplying the number of shares of restricted stock and the number of shares underlying RSUs (using for performance RSUs, the number of Shares subject to such performance RSU that would vest if the target level of performance had been achieved) by the Offer Price.

Employment Agreements

The Company has entered into employment agreements with each of its executive officers, all of whom are “at will” employees and their employment with the Company may be terminated by either the Company or the executive officer at any time, with or without cause. Pursuant to each executive officer’s employment agreement, each executive officer earns an annual base salary, which amount may be increased annually at the discretion of the Board. Currently, Mr. García earns an annual base salary of $465,000, Mr. Khalifa earns an annual base salary of $330,750, Dr. Adams earns an annual base salary of $332,800, Mr. O’Leary earns an annual base salary of $246,750, Mr. Warekois earns an annual base salary of $351,750, Mr. Mello earns an annual base salary of $259,921, Mr. Yi earns an annual base salary of $258,750 and Dr. Ginsburg earns an annual base salary of $206,000. Each executive officer is also eligible to participate in the Company’s performance-based cash bonus plan, pursuant to which he is eligible for an annual bonus award determined in accordance with the terms of the plan, and receives long-term equity incentive compensation. Currently, Mr. García’s target bonus is set at 80% of his annual base salary, the target bonus for each of Messrs. Khalifa and Warekois is set at 50% of their annual base salary, and each other executive officer’s target bonus is set at 40% of the executive’s annual base salary.

The employment agreement with each of the Company’s executive officers provides that if the Company (or any surviving or acquiring corporation) terminates an executive officer’s employment without cause or if the executive officer resigns for “good reason” (a “Qualifying Termination”) within the period of time commencing three months prior to and ending 18 months (or 24 months in the case of Mr. García) following a “change in control”, the executive officer will be entitled to certain payments and other benefits provided that the executive officer executes a general release in favor of the Company (or any surviving or acquiring corporation). Each employment agreement provides the executive officer with 1.5 times (2 times in the case of Mr. García) the sum of the executive officer’s then current annual base salary and then current target bonus, continuation of health and welfare benefits for a period of 18 months (24 months in the case of Mr. García) following termination of employment, and acceleration of 100% of all unvested stock options, restricted stock, restricted stock units and other equity compensation awards.

A “change in control” under the employment agreement with each of the Company’s executive officers means (a) the dissolution or liquidation of the Company, (b) consummation of any sale, lease, exchange or other transfer (in one or a series of transactions) of all or substantially all of the assets of the Company, (c) consummation of any merger or consolidation of the Company in which the holders of voting stock of the Company immediately before the merger or consolidation will not own thirty five percent (35%) or more of the voting stock of the continuing or surviving corporation immediately after such merger or consolidation; or (d) a change of fifty percent (50%) (rounded to the next whole person) in the membership of the Board within a twelve (12)-month period, unless the election or nomination for election by stockholders of each new director within such period was approved by the vote of a majority of the directors then still in office who were in office at the beginning of the twelve (12)-month period.

“Good reason” under the employment agreement with each of the Company’s executive officers generally means: (a) subject to certain exceptions, a material reduction in the executive’s responsibilities or duties; (b) subject to certain exceptions, a material reduction of the executive’s base salary; or (c) any material relocation by the Company of executive’s place of employment that would increase executive’s one-way commute to the place of employment by more than a specified distance compared to executive’s commute immediately prior to the relocation.

The employment agreement with each of the Company’s executive officers also provides for severance benefits upon a termination without cause or a resignation for good reason that occurs at any time other than that described in the preceding paragraph. In the event of such a termination or resignation, and provided the executive officer executes a general release in favor of the Company, the executive officer will be entitled to 12 months (18 months in the case of Mr. García) of the executive officer’s then current annual base salary, as follows: For Mr. García, $697,500, for Mr. Khalifa, $330,750, for Dr. Adams, $332,800, for Mr. O’Leary, $246,750, for Mr. Warekois, $351,750, for Mr. Mello, $259,921, for Mr. Yi, $258,750, and for Dr. Ginsburg, $206,000.

Summary of Potential Payments Upon Change-in-Control

The table below describes the estimated potential payments for each of the executive officers under the terms of their respective employment agreements, assuming that the “change in control” occurs on October 18, 2012 and that each executive officer has a Qualifying Termination within three months prior to and ending 18 months (or 24 months in the case of Mr. García) thereafter. The amounts shown in the tables are estimates only as the actual amounts that may be paid upon such termination of employment can only be determined at the actual time of such termination.

Name	Cash Severance Payment(1)	Acceleration of Vesting of Equity Awards(2)	Continuation of Benefits(3)	Total
Ceśar M. García	$1,674,000	$2,763,021	$39,356	$4,476,377
Amin I. Khalifa	$744,188	$1,310,741	$39,987	$2,094,917
Thomas H. Adams	$698,880	$654,447	$28,547	$1,381,874
Richard O’Leary	$518,175	$488,385	$24,580	$1,031,140
Thomas E. Warekois	$791,438	$1,426,767	$40,116	$2,258,322
Robert A. Mello	$545,834	$517,513	$27,277	$1,090,624
John U. Yi	$543,375	$517,513	$39,360	$1,100,248
Philip J. Ginsburg	$432,600	$755,562	$27,889	$1,216,051

(1)

This amount represents “double trigger” benefits payable on a Qualifying Termination within three months prior to and ending 18 months (or 24 months in the case of Mr. García) following a “change in control”, which results in cash severance payments payable in a lump sum or periodic payments as provided in the executive’s employment agreement in an amount for (i) Mr. García equal to 2.0 times the sum of his annual base salary in effect at September 13, 2012 and his target cash bonus for fiscal year 2012, and (ii) for all other executives equal to 1.5 times the sum of such executive’s annual base salary in effect at September 13, 2012 and such executive’s target cash bonus for fiscal year 2012.
(2)	These amounts represent “single trigger” benefits, which the executive officers become entitled to at the Effective Time, which are valued as follows, (i) the aggregate Option Spread Value with respect to the portion of the outstanding Options that are unvested as of the Effective Time with an exercise price below the Offer Price, (ii) the aggregate RSU Payment Value with respect to the portion of the outstanding RSUs that are unvested as of the Effective Time, and (iii) the aggregate amount payable with respect to shares of restricted stock that are unvested as of the Effective Time. All amounts were calculated assuming a stock price equal to the Offer Price.
(3)	This amount represents “double trigger” benefits for the aggregate amount of all premiums payable for continuing the executive’s health and welfare benefits for 18 months (24 months for Mr. García), based on the amounts of such premiums at September 13, 2012. These amounts also assume that the premiums payable for continuation of the named executive officer’s health and welfare benefits remain unchanged from their levels in effect on the date of this Schedule 14D-9.

The Company does not provide tax gross-up protection to any executive officers for any excise tax imposed under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”). The employment agreement for each of the executive officers includes a “better-after-tax” provision, which provides that if the Company determines that part or all of the payments to be made to the executive officer in connection with a change in control of the Company constitute “parachute payments” under Section 280G(b)(2) of the Code, the Company will either (i) cut back the payments to the executive officer, or (ii) provide the full payment to the executive officer, whichever results in the executive officer receiving the greater amount after taking into consideration the payment of all taxes, including the excise tax under Section 4999 of the Code. Based on the proposed price of $19.50 per Share, the executive officers either do not trigger Section 280G or their payments will be cut back under this provision so that no such executive officer would incur liability under Section 4999 of the Code.

The foregoing summaries and descriptions do not purport to be complete and are qualified in their entirety by reference to the employment agreements with each of the executive officers, which are filed as Exhibits (e)(5)-(e)(12) hereto and are incorporated herein by reference.

Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company has included in its Charter and Bylaws provisions to eliminate the personal liability of its directors and officers for monetary damages for breaches of fiduciary duty by such a director as a director, subject to specified limitations.

The Company also has entered into indemnity agreements with each of its directors and executive officers. These agreements generally require the Company to indemnify its directors and executive officers against all expenses (including reasonable attorneys’ fees), judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such expenses, judgments, fines, penalties and amounts paid in settlement) actually and reasonably incurred by such director or executive officer because he is, or is threatened to be made, a party to or a participant (as a witness or otherwise) in any threatened, pending, or completed action, suit, arbitration, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, whether brought in the right of the Company or otherwise and whether of a civil, criminal, administrative or investigative nature, in which such director or executive officer was, is or will be involved as a party or otherwise by reason of the fact that he is or was a director or officer of the Company or by reason of the fact that he is or was serving at the request of the Company as a director, officer, trustee, general partner, managing member, fiduciary, employee or agent of any other enterprise, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company. Notwithstanding the foregoing, the Company is not obligated to indemnify such director or executive officer in certain circumstances, including for any claim for which payment has been received by or on behalf of such director or executive officer under any insurance policy or other indemnity provision, for an accounting of profits made from the purchase and sale by such director or executive officer of securities of the Company within the meaning of Section 16(b) of the Securities Exchange Act of 1934 or similar provisions of state statutory law or common law, or prior to a change in control, in connection with any proceeding initiated by such director or executive officer, including any proceeding initiated against the Company or its directors, officers, employees or other indemnitees. Under the indemnity agreements, all expenses incurred by one of the Company’s directors or executive officers in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the Company upon delivery to the Company of an undertaking providing that such director or executive offer undertakes to repay the advance to the extent that it is ultimately determined that he is not entitled to be indemnified by the Company under his or her indemnity agreement, the Bylaws, the DGCL or otherwise. The indemnity agreements also set forth certain procedures that will apply in the event any of the Company’s directors or executive officers brings a claim for indemnification under his or her indemnity agreement. This description of the indemnity agreements entered into between the Company and each of its directors and executive officers is qualified in its entirety by reference to the form of indemnity agreement filed as Exhibit (e)(13) hereto, which is incorporated herein by reference.

From and after the Effective Time, all rights to indemnification by the Company and its subsidiaries existing in favor of directors and officers for their acts and omissions occurring prior to the Effective Time, as provided in the Charter and Bylaws and as provided in the indemnity agreements between the Company and its subsidiaries, on the one hand, and the executive officers and directors, on the other hand, shall survive the closing of the Merger and continue in full force and effect for a period of six years from the Effective Time. Under the terms of the Merger Agreement, from the Effective Time until the sixth anniversary of the Effective Time, to the fullest extent that IRIS and its subsidiaries would have been permitted to under applicable law and their respective certificates of incorporation or bylaws or other organizational documents, the Surviving Corporation will be required to indemnify, defend and hold harmless each director and officer of IRIS and all of its subsidiaries as of the date of the Merger Agreement in his or her capacity as an officer or director of IRIS or any of its subsidiaries, to the extent arising out of or pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, including any such matter arising under any claim with respect to the transactions contemplated by the Merger Agreement.

The Surviving Corporation will, until the sixth anniversary of the Effective Time, maintain the Company’s existing policy of directors’ and officers’ liability insurance or provide substitute policies on terms no less favorable than the existing policy, or purchase a six-year “tail” policy prior to the Effective Time, except that in no event shall Danaher or the Surviving Corporation be required to expend in any one year during such tail period an amount for the aggregate costs of such insurance policies that exceeds 300% of the current aggregate annual premiums paid by the Company for such purpose.

Item 4.	THE SOLICITATION OR RECOMMENDATION

Recommendation of the Board

On September 16, 2012, the Board unanimously (i) determined that the Merger Agreement and the Transactions are advisable, fair to and in the best interests of IRIS and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions in accordance with the requirements of the DGCL and (iii) resolved to recommend that the IRIS stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and, if required by the DGCL, vote in favor of the adoption of the Merger Agreement.

Accordingly, and for other reasons described in more detail below, the Board unanimously recommends that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by the DGCL, vote in favor of the adoption and approval of the Merger Agreement.

A press release, dated September 17, 2012, issued by the Company announcing the Offer, is included as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

Background of the Offer

As part of their ongoing activities and review of IRIS’s business and financial performance, the Board of Directors and senior management regularly evaluate IRIS’s long-term strategic relationships, including capital formation or other investment transactions, potential strategic alliances, prospects for mergers and acquisitions, strategic acquisitions and divestitures and other business combinations as well as its continued operations as an independent company, each with a view toward enhancing shareholder value.

In early 2011, the Board of Directors determined that it was in IRIS’s best interests to retain a financial advisor to assist the Board in connection with any potential unsolicited acquisition proposals and stockholder activism. In April 2011, IRIS retained Citigroup Global Markets Inc. (“Citi”) based upon several factors, including Citi’s experience in mergers and acquisitions and knowledge of the industry in which IRIS operates.

In April 2011, César M. García, the President, Chief Executive Officer and Chairman of the Board of IRIS, was contacted by an investment bank representing a strategic company (referred to herein as “Company A”) that was interested in exploring a possible acquisition of IRIS. Mr. García agreed to meet with representatives of Company A. On April 8, 2011, during its regular meeting, Mr. García informed IRIS’s Board of Directors of Company A’s interest in exploring an acquisition of IRIS and of Mr. García’s plans to meet with Company A’s representatives to learn more about Company A’s intentions.

On May 17, 2011, Mr. García and Amin Khalifa, Chief Financial Officer of IRIS, met with executive management of Company A at IRIS’s headquarters in Chatsworth, California. Also in attendance were representatives of Citi and representatives of Company A’s financial advisor. At this meeting, each company presented an overview of their respective businesses, IRIS discussed its business strategy and Company A provided its strategic rationale for a combination of the two companies. Company A did not make a specific proposal to acquire IRIS at the meeting.

On June 2, 2011, several representatives of Company A had a follow-up conference call with Mr. García, Mr. Khalifa and Yvonne Briggs, Vice President of Corporate Development of IRIS, to discuss IRIS’s product pipeline and emerging technologies. Also in attendance were representatives of Citi and Company A’s financial advisor. On the call, Company A reiterated its intent to submit a proposal to acquire IRIS.

In June 2011, Mr. García was approached by a strategic company that was interested in exploring a possible acquisition of IRIS. From June 2011 through November 2011, Mr. García and other members of IRIS’s management team met with representatives of this company to discuss potential strategic initiatives, including a possible sale of IRIS. The company conducted a due diligence review of IRIS during this period. In November 2011, IRIS was informed that due to significant developments at the strategic company, it would not be making a proposal to acquire IRIS at that time, and discussions of a potential acquisition ceased.

On June 24, 2011, the Board of Directors of IRIS held a telephonic meeting, with representatives of IRIS’s management, Stubbs Alderton & Markiles, LLP (“Stubbs Alderton”) and Citi in attendance, to discuss Mr. García’s meetings and discussions with Company A and the expectation that Company A would be submitting a proposal to acquire IRIS. Mr. García also advised the Board that he had been contacted by two other strategic companies (one of which is referred to herein as “Company B”) that also were interested in exploring a possible acquisition of IRIS. At the meeting, the Board formed a Strategic Advisory Committee (the “Strategic Advisory Committee”) of the Board to explore and pursue, consider, and recommend to the full Board of Directors for its consideration, potential acquisitions, dispositions, and other transactions and initiatives that the committee believed were reasonably likely to enhance stockholder value.

On July 6, 2011, IRIS received Company A’s preliminary, non-binding indication of interest setting forth its proposal to acquire 100% of the outstanding shares of IRIS common stock on a fully diluted basis for cash consideration in a range of between $12.00 and $14.50 per share, to be funded from cash on hand. Company A’s proposal requested that IRIS grant Company A exclusivity to conduct due diligence and negotiate definitive documentation for the transaction, which Company A stated could be completed within approximately five to six weeks.

On July 11, 2011, Mr. García informed Company A that its proposal had been provided to the Board of Directors of IRIS and was under consideration. Mr. García explained to Company A that its proposal would be considered in conjunction with IRIS’s long-range plans and strategic objectives, and that he expected the Board to complete its review within a few weeks.

On July 29, 2011, during its regular meeting, the Board of Directors of IRIS considered Company A’s proposal. At this meeting, the Board discussed the price range proposed by Company A, which the Board believed undervalued IRIS, and whether there was a reasonable likelihood that Company A would increase its price to a range the Board would find acceptable following a comprehensive due diligence process. Company A was a competitor of IRIS, and the Board was concerned about engaging in a comprehensive due diligence process with Company A unless there was a reasonable likelihood that the process would result in a transaction acceptable to the Board. A representative of Stubbs Alderton was present during the meeting and reviewed fiduciary duty considerations in connection with Company A’s proposal. The Board also considered, among other things, the proposed restructuring of IRIS’s Arista Molecular laboratory operations, which was suffering significant operating losses, and 510(k) clearance from the FDA for NADiA ProsVue, which was expected within the next few months. Following this discussion, the Board concluded that the price range proposed by Company A was insufficient and thus a sale to Company A on the terms proposed was not in the best interests of IRIS or its stockholders. The Board also determined not to engage in further negotiations with Company A at least until after IRIS concluded its annual strategic business evaluation in October 2011. The Board was considering restructuring its personalized medicine division and was expecting 510(k) clearance from the FDA for IRIS’s NADiA ProsVue prognostic cancer test, and the Board determined to wait until after these events occurred and could be addressed in its annual strategic business evaluation.

In early August 2011, in accordance with the Board’s directives, representatives of Citi informed representatives of Company A’s financial advisor that IRIS would not be prepared to engage in further substantive discussions with Company A about a potential acquisition of IRIS until at least October 2011.

On August 12, 2011, a representative of Company A’s financial advisor telephoned Mr. García to discuss Company A’s desire to immediately commence due diligence. Mr. García explained that IRIS would not be prepared to engage in confidential discussions with Company A until after IRIS completed its strategic business evaluation in October 2011. Later that same day, Company A delivered a letter to Mr. García expressing disappointment with IRIS’s decision to delay commencement of due diligence and again requesting access to non-public information of IRIS after signing an appropriate non-disclosure agreement. Company A also reiterated its preliminary, non-binding indication of interest to acquire IRIS for cash consideration in a range of between $12.00 and $14.50 per share, explaining that its preliminary offer would expire at 5:00 p.m. Eastern Daylight Time on August 31, 2011 if IRIS did not notify Company A of its intention to enter into a non-disclosure agreement and begin due diligence promptly thereafter.

On September 7, 2011, IRIS announced that it was restructuring its personalized medicine division by downsizing and consolidating Arista Molecular’s operations into Iris Molecular Diagnostics. IRIS also reported that it was restructuring R&D within the Iris Diagnostics Division to realign its technical core competencies with IRIS’s new product pipeline in development. IRIS reported that the Arista Molecular restructuring was expected to reduce annualized expenses in the range of $4.5 million to $5.0 million, and reduce fourth quarter 2011 expenses in the range of $1.4 million to $1.6 million.

On September 22, 2011, IRIS announced that it had received 510(k) clearance from the FDA for its NADiA ProsVue prognostic cancer test.

On November 1, 2011, after IRIS had concluded its annual strategic business evaluation, in accordance with the Board’s directives, representatives of Citi informed representatives of Company A’s financial advisor that IRIS was prepared to allow Company A to commence a limited due diligence review of IRIS after signing a non-disclosure agreement. IRIS instructed Stubbs Alderton to prepare a mutual non-disclosure agreement which was provided to Company A on or around November 9, 2011. Following negotiation, Company A and IRIS signed the non-disclosure agreement on December 12, 2011.

During November and December 2011, IRIS, Company A and their respective representatives negotiated the scope, extent and timing of Company A’s due diligence investigation of IRIS. IRIS explained that at the price range proposed by Company A in July 2011, IRIS did not believe it was in the best interests of the company to allow a competitor of IRIS to conduct a comprehensive due diligence review. IRIS was willing to disclose limited information to Company A with respect to IRIS’s products under development to allow Company A to determine whether its July 2011 proposal appropriately valued IRIS’s emerging businesses. If Company A subsequently increased its proposal to a valuation that IRIS’s Board of Directors found compelling, IRIS would then discuss appropriate next steps with Company A.

On December 15, 2011 and December 21, 2011, Mr. García spoke with a representative of Company B about Company B’s interest in IRIS. On December 28, 2011, Mr. García met with the Strategic Advisory Committee to provide an update on his recent discussion with Company B and the pending commencement of Company A’s due diligence review of IRIS.

On January 10, 2012, IRIS and Company A finalized the timing and scope of Company A’s due diligence investigation of IRIS, agreeing on one day of meetings at IRIS’s Chatsworth, California headquarters on January 24, 2012, primarily to discuss IRIS’s new product initiatives.

On January 10, 2012, at the JP Morgan Healthcare Conference, Messrs. García and Khalifa and Mrs. Briggs met with Allan Harris, Vice President, Strategy & Business Development of Beckman Coulter, Inc. (“Beckman”), and Robert H. Raynor, Director, Corporate Business Development of Beckman, for a scheduled meeting to explore business development initiatives between the two companies, including with respect to IRIS’s 3GEMS hematology program. Beckman is a wholly-owned subsidiary of Danaher. Also in attendance at the meeting were William King, Senior Vice President, Strategic Development of Danaher, and Daniel Raskas, Senior Vice President, Corporate Development of Danaher. During the meeting, representatives of Danaher and IRIS discussed the potential for a strategic collaboration with, or acquisition of, IRIS by Danaher. Danaher did not make a specific proposal to acquire IRIS at the meeting.

On January 24, 2012, representatives of Company A met with Mr. García, Mr. Khalifa, Thomas Warekois, President of Iris Diagnostics, Dr. Thomas Adams, Chief Technology Officer of IRIS, and Mrs. Briggs at IRIS’s Chatsworth, California headquarters to engage in due diligence discussions primarily with respect to IRIS’s new products under development, including its 3GEMS urinalysis and hematology analyzers and NADiA ProsVue. Also in attendance were representatives of Citi and Company A’s financial advisor.

On January 31, 2012, Mr. García, Mr. Khalifa, Mr. Warekois, Dr. Adams and Mrs. Briggs met with senior executives of Company B at IRIS’s Chatsworth, California headquarters, to discuss, among other things, IRIS’s R&D programs, including the planned commercialization of NADiA ProsVue now that FDA clearance of the cancer prognostic test had been received, IRIS’s core urinalysis business, and a potential acquisition of IRIS by Company B. Company B did not make a specific proposal to acquire IRIS at the meeting.

On February 2, 2012, Company B contacted Mr. García by e-mail, expressing optimism about a potential business combination and explaining that Company B would contact IRIS at a future date to coordinate further discussions of a potential transaction.

On March 14, 2012, IRIS received a preliminary, non-binding indication of interest from Company A setting forth its revised proposal to acquire 100% of the outstanding shares of IRIS common stock on a fully diluted basis for cash consideration in a range of between $15.50 and $17.50 per share, to be funded from cash on hand. Company A again requested that IRIS grant Company A exclusivity to conduct due diligence and negotiate definitive documentation for the transaction, which Company A stated would be completed within approximately five to six weeks. Company A’s proposal would expire at 5:00 p.m. Pacific Time on March 30, 2012 unless prior to that time IRIS agreed to exclusivity with Company A.

In early March 2012, a representative of Company B telephoned Mr. García to provide Company B’s verbal, preliminary, non-binding indication of interest to acquire IRIS at a price of between $15.00 and $18.00 per share in cash.

On March 11, 2012, Mr. Khalifa had dinner with the Chief Executive Officer of Company B, during which the parties discussed Company B’s verbal proposal and IRIS’s views on Company B’s proposed valuation. On March 13, 2012, at the AdvaMed Board Meeting in Newport Beach, California, Mr. García also met with Company B’s Chief Executive Officer, who requested additional due diligence with respect to the valuation of IRIS’s emerging businesses in order for Company B to potentially increase its proposed purchase price. Mr. García had a follow-up call with a representative of Company B on March 15, 2012.

On March 14, 2012, Tom Joyce, Executive Vice President of Danaher met with Mr. García to further discuss a potential strategic collaboration with, or acquisition of, IRIS by Danaher. Messrs. Joyce and García discussed the strong strategic and financial logic of a possible acquisition of IRIS by Danaher, including that Beckman’s relationships with laboratories and international distribution channels would benefit IRIS. Mr. García indicated to Mr. Joyce that he would discuss the possibility of an acquisition of IRIS by Danaher with IRIS’s board of directors.

On March 16, 2012, Mr. García informed Company A that its proposal had been provided to the Board of Directors of IRIS and was under consideration.

On March 22, 2012, IRIS and Company B signed a mutual non-disclosure agreement.

On March 22, 2012, Mr. García called Mr. Joyce and indicated that the Board of Directors was supportive of pursuing the possibility of a sale transaction with Danaher. Also on March 22, 2012, Mr. García sent a draft mutual non-disclosure agreement to Mr. Joyce, which was negotiated during late March and early April 2012. IRIS and Danaher’s subsidiary, Beckman, signed the non-disclosure agreement on April 4, 2012.

On March 23, 2012, in response to a request from Company B, Mr. García provided Company B with additional information about IRIS’s research and development initiatives.

On March 26, 2012, the Strategic Advisory Committee met with Mr. García to consider Company A’s revised proposal and management’s recent discussions with Danaher and Company B. Mr. García and the Strategic Advisory Committee expected that Company B and Danaher would each submit a proposal to acquire IRIS. Following discussion, the Strategic Advisory Committee determined not to agree to exclusivity with Company A given, in part, the likelihood of receiving multiple proposals to acquire IRIS. The Strategic Advisory Committee decided that IRIS would continue to engage in discussions with Company A as a potential buyer for IRIS on a non-exclusive basis.

On March 31, 2012, Mr. García informed Company A that at the price range included in its revised proposal, IRIS did not believe that Company A’s proposal was sufficient to warrant negotiating a transaction with Company A on an exclusive basis.

During the period from April 4, 2012 through April 24, 2012, representatives of IRIS provided information to Danaher and Beckman regarding IRIS and its business, and representatives of Danaher and Beckman conducted a due diligence review of IRIS.

On April 10, 2012 and April 13, 2012, representatives of Company B met with Messrs. García and Khalifa and other representatives of IRIS at IRIS’s Chatsworth, California headquarters to conduct a technical evaluation of IRIS’s products, including its products in development, and to perform additional financial due diligence.

On April 11, 2012, Danaher’s representatives visited IRIS’s Chatsworth, California headquarters for a meeting. Among those in attendance for Danaher were Mr. King and Mr. Harris of Beckman, Dr. Raynor of Beckman, Dr. John Blackwood, VP Product Management of Beckman, Josh Woods, Finance Director of Beckman, Susan Sun, Assistant Treasurer of Beckman, and James Mackerer, Director of Corporate Development of Danaher. In attendance for IRIS were Messrs. García, Khalifa, Warekois, Dr. Adams and Robert Mello, President of Iris Sample Processing. At that meeting, IRIS’s executives made a presentation regarding IRIS’s business.

On April 16, 2012, in response to Mr. García advising Company A on March 31, 2012 that IRIS would not agree to negotiate with Company A on an exclusive basis, Company A responded by terminating all further discussions of a possible acquisition of IRIS.

On April 24, 2012, IRIS received a preliminary, non-binding indication of interest from Danaher setting forth the general terms of a potential acquisition of IRIS. Danaher proposed an acquisition of IRIS for cash consideration at a price of $15.00 per share and requested exclusivity to negotiate a transaction. Danaher indicated that it had sufficient cash on its balance sheet to acquire the shares, and that financing would not be a condition to closing. That afternoon, Mr. García called Mr. Raskas and expressed his disappointment with the offer price provided in the letter, stating that he believed there was a significant valuation gap. Mr. García indicated that he would nonetheless bring the offer to the Board of Directors later this week.

On April 25, 2012, Mrs. Briggs telephoned a representative of Company B to inquire as to whether Company B would be presenting IRIS with a revised acquisition proposal. The Company B representative explained that Company B was still reviewing the additional due diligence materials and was not prepared to revise its proposal at that time.

On April 26, 2012, the Strategic Advisory Committee met, with senior management and a representative of Stubbs Alderton in attendance, to consider Danaher’s proposal, Company A’s decision to terminate further discussions of a possible acquisition of IRIS, and the likelihood and timing of Company B submitting an acquisition proposal. The Strategic Advisory Committee concluded that it was not in the best interests of IRIS or its stockholders to engage in substantive discussions for a proposed sale of IRIS on the terms set forth in Danaher’s proposal.

The Strategic Advisory Committee reported on its deliberations to the Board of Directors of IRIS at its regular meeting on April 27, 2012. The Board of Directors concurred with the Strategic Advisory Committee, concluding that the per share price ranges proposed by Danaher and Company A did not reflect sufficient value for IRIS.

Mr. García informed Mr. Raskas by telephone on May 1, 2012, that IRIS’s Board of Directors was disappointed with the $15.00 per share indication, that the Board would not support a sale transaction at that price and that IRIS would not agree to the exclusivity period requested by Danaher. Mr. García subsequently sent a letter to Mr. Raskas on May 4, 2012, stating that the Board of Directors of IRIS had concluded that Danaher’s proposed acquisition of IRIS on the terms set forth in Danaher’s April 24, 2012 proposal was not in the best interests of IRIS and its stockholders.

On May 8, 2012, in accordance with the Board’s directives, Citi had a conference call with Danaher to discuss Danaher’s proposal and IRIS’s conclusion that the proposed price of $15.00 per share did not reflect sufficient value for IRIS’s emerging business.

During the week of May 13, 2012, a representative of Company B telephoned Mr. García to inform him that Company B would not increase its proposed purchase price for IRIS above $18.00 per share, explaining that there were insufficient synergies between the two companies to justify a higher valuation.

On May 17, 2012, Mr. Joyce telephoned Mr. García to discuss the valuation gap and whether Danaher could find a way to improve its proposed purchase price by engaging in further due diligence. Mr. García reiterated that IRIS’s Board of Directors and senior management were disappointed with the purchase price proposed by Danaher.

On May 20, 2012, Mr. Joyce informed Mr. García that Danaher would like to conduct additional due diligence on IRIS’s new product platforms to better understand the value of the new product pipeline in an effort to possibly improve the terms of Danaher’s proposal.

On May 22, 2012, Mr. García responded to Mr. Joyce that, at $15.00 per share, the valuation gap was so large that, before proceeding further, IRIS’s executives should first have a conversation with Danaher’s executives to understand whether an expansion of preliminary due diligence with Danaher could result in a valuation acceptable to IRIS’s Board of Directors.

On June 4, 2012, Mr. García spoke by telephone with Messrs. Joyce and Raskas to discuss the possibility of Danaher raising its proposed purchase price following receipt of additional due diligence information from IRIS. During the call, Mr. García agreed to provide additional due diligence information.

On June 12 and again on June 18, 2012, representatives of IRIS provided additional due diligence materials regarding IRIS’s development pipeline to representatives of Danaher and Beckman. Also on June 18, 2012, Messrs. Joyce, Raskas, Harris, Raynor, Blackwood and Mackerer had a conference call with Mr. García, Mr. Warekois, Dr. Adams, and Mr. Khalifa to discuss additional due diligence matters related to IRIS’s product development pipeline.

On June 20, 2012, Mr. Raskas telephoned Mr. García to communicate Danaher’s revised, non-binding indication of interest for a potential acquisition of IRIS. Danaher proposed to acquire IRIS for cash consideration in the range of $17.00 to $17.50 per share. Mr. Raskas indicated that Danaher had sufficient cash on its balance sheet to acquire the shares, and that financing would not be a condition to closing. Mr. Raskas stated that Danaher would insist on a period of exclusivity in order to move forward with negotiating a transaction. Mr. García stated that, before continuing discussions, he wanted to discuss the revised indicative price with the Strategic Advisory Committee.

On June 20, 2012, the Board of Directors of IRIS met to consider, among other things, the discussions to date with Danaher and other parties and whether a financial buyer might be interested in acquiring IRIS at valuations acceptable to the Board of Directors.

On June 21, 2012, the Strategic Advisory Committee met, with senior management and representatives of Citi in attendance, to consider Danaher’s revised proposal and the other proposals then received to date. The Strategic Advisory Committee discussed, among things, that within the past 60 days, IRIS had received three separate proposals from Danaher, Company A and Company B. Each proposal was for cash consideration with overlapping ranges of $17.00 to $17.50 per share to be funded from cash on hand without a financing contingency. Each proposal was submitted after the bidder was allowed to conduct a due diligence review of IRIS. Additionally, each bidder had been given the opportunity to, and did, increase its proposed price from the price it included in earlier proposals submitted to IRIS. In the committee’s assessment, a purchase price of $17.50 per share did not reflect the full and fair value of IRIS. The Strategic Advisory Committee informed the full Board of Directors of its conclusions, and the matter was scheduled to be discussed by the full Board of Directors at its regular meeting to be held on July 15, 2012 and July 16, 2012.

On June 25, 2012, Mr. Raskas called Mr. García to follow up regarding Danaher’s $17.00 to $17.50 per share preliminary offer range. Mr. García stated that he had spoken with the Strategic Advisory Committee, without providing feedback on the committee’s reaction, and further indicated that IRIS’s Board would be holding a regularly scheduled meeting in mid-July, 2012 and would consider the increased offer price at that meeting.

On July 15 and 16, 2012, during its regular meeting, the Board of Directors discussed whether a sale of IRIS at that time was in the best interests of IRIS and its stockholders. The Board considered the many challenges facing IRIS over the next few years, including the aggregate dilutive effect on earnings of IRIS’s planned research and development expenditures; the costs and risks related to IRIS’s commercialization of ProsVue and other NADiA products; the projected losses in IRIS’s Personalized Medicine Division; regulatory and other delays in launching IRIS’s new products; risks of entering a very competitive hematology market with an introductory product; the uncertainty of evolving testing paradigms resulting from healthcare reforms in the United States; and the potential expansion of the financial crisis in Europe and slowing growth in China. Citi discussed with the Board certain financial matters relating to IRIS. Considering all of these factors, the Board resolved to investigate a possible sale of IRIS at a price of $20.00 per share. The Board concluded that of all the potential bidders that had expressed interest in acquiring IRIS, Danaher would most likely pay the highest possible price for IRIS given, in part, IRIS’s belief that Danaher would be interested in all of the market segments in which IRIS presently operated or was planning to operate upon commercialization of its new product platforms. Consequently, the Board directed management to approach Danaher to determine if Danaher was willing to increase its purchase price to $20.00 per share in exchange for a short period of exclusivity.

On July 17, 2012, Mr. García telephoned Mr. Raskas and informed him that IRIS’s Board of Directors had discussed Danaher’s most recent proposal in detail. Mr. García indicated that the Board believed a proposed sale to Danaher could be compelling for IRIS’s stockholders, and that the Board would be willing to authorize IRIS to enter into an exclusivity arrangement, as previously requested by Danaher, if Danaher raised its proposed purchase price to $20.00 per share in cash. During that call, Mr. García informed Mr. Raskas that Citi also would contact Danaher to discuss further the potential transaction. Mr. Raskas said that he would discuss IRIS’s response internally.

On July 18, 2012, Mr. Raskas and Mr. Mackerer spoke with representatives of Citi by telephone. In accordance with the Board’s directives, the representatives of Citi reiterated the position stated by Mr. García, that IRIS would negotiate exclusively with Danaher if Danaher raised its proposed purchase price to $20.00 per share in cash.

On July 24, 2012, Danaher delivered to IRIS a revised non-binding indication of interest to acquire IRIS. Danaher proposed an acquisition of IRIS for cash consideration of $20.00 per share. Danaher indicated that it had sufficient cash on its balance sheet to acquire the shares, and that financing would not be a condition to closing. Danaher requested 30 days of exclusivity to negotiate a transaction. After advising the Board of his receipt of Danaher’s proposal, Mr. García agreed to Danaher’s exclusivity proposal on July 25, 2012.

On July 30, 2012, IRIS made available to Danaher an online data room containing due diligence information and Danaher commenced due diligence on these documents. Representatives of Danaher and Beckman, including certain of Danaher’s external advisors, continued to conduct due diligence on the Company through the date of execution of the Merger Agreement.

During the period from August 1, 2012 through September 14, 2012, Danaher, IRIS and their representatives held numerous due diligence calls and IRIS added materials to its online data room on an ongoing basis. Also during this period, representatives of Danaher met in person with representatives of IRIS at IRIS’s facilities and off-site locations in California and Massachusetts to conduct due diligence on IRIS.

On August 3, 2012, Danaher’s legal counsel, Kirkland & Ellis LLP (“Kirkland”), provided to Stubbs Alderton an initial draft of a Merger Agreement. During the period from August 3, 2012 through the date of execution of the Merger Agreement, the management teams and legal advisors of IRIS and Danaher negotiated the terms of the merger agreement, including with respect to the non-solicitation covenants, the amount of the break-up fee and the amount of expense reimbursement to which Danaher would be entitled under certain circumstances. During that period, a number of drafts of the Merger Agreement were exchanged and negotiated between the parties. Also during that period, representatives of Danaher informed IRIS of Danaher’s position that certain of IRIS’s directors and officers execute stock purchase agreements to sell any Shares they held to Purchaser at the time of execution of the Merger Agreement and that the remaining directors and officers would be asked to execute tender and support agreements. Representatives of IRIS informed Danaher that IRIS would not accept the purchase agreement proposal, but that a tender and support agreement may be acceptable, depending on its terms.

From August 4, 2012 through September 16, 2012, the Board of Directors of IRIS held a numerous telephonic meetings, with representatives of management and Stubbs Alderton participating, to discuss, among other matters, the status of Danaher’s due diligence review of IRIS; the Board’s fiduciary duties in the context of a proposed sale of IRIS to Danaher; and the terms of the Merger Agreement, including those provisions that were under negotiation.

On September 13, 2012, Mr. Raskas met with Mr. García and indicated that, based on recent revenue trends and Danaher’s view of the financial outlook of IRIS’s business, Danaher was decreasing its offer price to $19.25 per share. At that meeting, Mr. Raskas and Mr. García also discussed certain deal terms, including with respect to the amount of expense reimbursement and the non-solicitation covenants in the Merger Agreement. Also, Mr. García again rejected Danaher’s position that certain directors and officers of IRIS execute stock purchase agreements, stating that he believed that owning stock in IRIS further aligned the interests of the directors and officers with the interests of IRIS’s stockholders. Mr. Raskas agreed to reconsider the proposal.

Later on September 13, 2012, the Board of Directors of IRIS held a telephonic meeting, with representatives of management and Stubbs Alderton participating, to discuss Mr. García’s meeting with Mr. Raskas and Danaher’s decrease in its offer price from $20.00 per share to $19.25 per share. Mr. García summarized for the Board Danaher’s rationale for the price reduction. Mr. García also summarized the status of other deal terms. The Board directed Mr. García to continue to negotiate for a higher price.

That evening, a representative of Kirkland delivered a draft tender and support agreement to representatives of Stubbs Alderton, including a provision whereby stockholders executing the support agreement would be obligated, in certain circumstances, to pay to Danaher the profit they would receive in connection with certain alternative transactions for the acquisition of IRIS (the “Profit Sharing Provision”).

From September 13, 2012 through the morning of September 16, 2012, Mr. Raskas and Mr. García continued to discuss price and certain deal terms. On September 14, 2012, Mr. García sent Mr. Raskas an email rejecting the proposed Profit Sharing Provision, stating that he would not agree to a provision that would place directors and officers in a different position from the rest of IRIS’s stockholders. Mr. García said that the directors and officers of IRIS would otherwise agree to execute the tender and support agreement. Later that day, Mr. Raskas agreed to remove the Profit Sharing Provision from the tender and support agreement.

On September 16, 2012, Mr. Raskas called Mr. García and proposed an increased purchase price of $19.50 per share. Mr. García informed Mr. Raskas that he would discuss that price proposal with IRIS’s Board of Directors, who had a meeting scheduled for that day.

At 2:00 p.m. Pacific Daylight Time on September 16, 2012, the Board of Directors of IRIS held a telephonic meeting, together with representatives from IRIS’s management, Stubbs Alderton and Citi. At this meeting, a representative of Stubbs Alderton reviewed with the Board of Directors the material terms and conditions of the proposed Merger Agreement and the Support Agreement. Also at this meeting, Citi reviewed with the Board of Directors its financial analysis of the $19.50 per share cash consideration and delivered to the Board an oral opinion, confirmed by delivery of a written opinion dated September 16, 2012, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations and qualifications described in its opinion, the $19.50 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of IRIS common stock (other than Danaher, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders. Citi was then excused from the meeting. The Board of Directors of IRIS further discussed the terms and conditions of the proposed merger with Danaher. After considering, among other things, Danaher’s reasons for decreasing its offer price and the factors described below under “The Reasons for the Recommendation,” including the Board’s belief that $19.50 was the highest price per share that Danaher was willing to pay for IRIS, the Board of Directors unanimously authorized, approved and declared advisable the execution, delivery and performance of the Merger Agreement, the Offer, the Merger and the other Transactions, and resolved to recommend that the stockholders of IRIS tender their Shares pursuant to the Offer, and if necessary, adopt the Merger Agreement and approve the Merger.

Later on September 16, 2012, IRIS informed Danaher that IRIS’s Board of Directors had unanimously determined that the Merger Agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of IRIS and its stockholders.

At approximately 5:00 a.m. Pacific Daylight Time on September 17, 2012, Danaher, Purchaser and IRIS executed the Merger Agreement, and Danaher, Purchaser, IRIS and the officers and directors of IRIS executed the Support Agreement.

On the morning of September 17, 2012, both Danaher and IRIS issued press releases announcing the proposed transaction.

Reasons for Recommendation

On September 16, 2012, the Board of Directors of IRIS unanimously (i) determined that the Merger Agreement and the Transactions are advisable, fair to and in the best interests of IRIS and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions in accordance with the requirements of the DGCL and (iii) resolved to recommend that the IRIS stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and, if required by the DGCL, vote in favor of the adoption of the Merger Agreement.

In evaluating the Merger Agreement and the Transactions, the Board of Directors of IRIS consulted with IRIS’s management and legal and financial advisors and, in reaching its unanimous determination to approve the Merger Agreement and recommend the Transactions to IRIS’s stockholders, the Board of Directors relied upon and considered numerous factors, including the following, each of which is supportive of its determination and recommendation:

•	the Board of Directors’ knowledge of IRIS’s business, assets, financial condition, results of operations and prospects (and the risks of achieving those prospects);

•

IRIS’s historical and current financial performance and result of operations, IRIS’s prospects and long-term strategy, its competitive position in the industry in which it operates and general economic and stock market conditions;

•	the Offer Price will be paid in cash providing certainty, immediate value and liquidity to IRIS’s stockholders;

•

the historical market prices, trading volume, volatility and other trading information with respect to the Shares, including that the $19.50 per share price to be paid for each Share represents approximately a 45% premium to the closing price of $13.42 per share on September 14, 2012, the last full trading day before the Transactions were approved by the Board of Directors of IRIS, a 53.4% premium to the one-month volume weighted average stock price, a 66.8% premium to the three-month volume weighted average stock price, a 63.3% premium to the six-month volume weighted average stock price, a 71.4% premium to the nine month volume weighted average stock price and a 41.4% premium to IRIS’s 52 week high closing stock price of $13.79 per share;

•

the Board of Directors’ belief, after a review of strategic alternatives with the assistance of IRIS’s management and advisors, that the $19.50 per share Offer Price is more favorable to the stockholders of IRIS than the potential value that might have resulted from other strategic opportunities potentially available to IRIS, including remaining as a standalone company or pursuing a business combination transaction with another party;

•

the Board of Directors’ belief that, as a result of arm’s-length negotiations with Danaher, IRIS and its representatives had negotiated the highest price per share that Danaher was willing to pay for IRIS and that the terms of the Merger Agreement included the most favorable terms to IRIS in the aggregate to which Danaher was willing to agree;

•

the Board of Directors’ belief that the Offer and the Merger likely would be completed based on, among other things, the limited number of closing conditions to the Offer and the Merger, including the absence of a financing condition or any condition requiring third party consents from IRIS’s contractual counterparties, Danaher’s ability to pay the Offer Price in cash and to consummate the Offer and the Merger on the terms contemplated by the Merger Agreement;

•

the Board of Directors of IRIS’s assessment of IRIS’s prospects for substantially increasing stockholder value as a standalone company above $19.50 per share, including its consideration of the following factors:

•

the aggregate dilutive effect of significant investments in the research and development and commercialization of new product platforms that are expected to result in modest improvements in earnings over the next three years, until IRIS successfully commercializes its 3GEMS hematology and next generation urinalysis products and its personalized medicine diagnostics products such as NADiA® ProsVue™;

•

costs and risks related to IRIS’s commercialization and outbound licensing of NADiA, including the uncertainty of establishing a global distribution network for ProsVue, which may necessitate significant expenditures to build and support direct sales organizations in certain territories; delays in recognizing revenue from sales of ProsVue due to a long reimbursement coverage determination process; and risks of negotiation with medical insurance providers and other third-party payors to reimburse for the cost of ProsVue; all of the above resulting in projected losses in IRIS’s Personalized Medicine Division;

•

delays in launching new products due to long and unpredictable regulatory clearance and registration cycles; the risk that any successfully developed and regulatory cleared products would be commercially viable or achieve expected revenue levels; other risks in launching a new molecular diagnostic product; the risk of competing technologies; and other risks and uncertainties facing the personalized medicine business;

•

that a staggered or delayed development by IRIS of any of its new products in urinalysis and hematology based on the 3GEMS platform may result in significant competitive disadvantage in terms of manufacturing and product development costs as well as IRIS’s ability to compete with significantly larger in vitro diagnostic manufacturers selling into a consolidating and highly entrenched market;

•

the impact on IRIS’s earnings from the imposition of an excise tax on the sale of medical devices in the United States beginning in 2013, and the uncertainty of evolving testing paradigms resulting from healthcare reforms in the United States; and

•

the risk that adverse conditions in the global economy, including the expansion of the financial crisis in Spain and Italy to other European countries and slower growth in China, will adversely affect international sales of IRIS’s core urinalysis products;

•	the belief of the Board of Directors of IRIS that IRIS had engaged in a process that created an opportunity for potentially interested parties to negotiate a transaction with IRIS;

•

the opinion of Citi, dated September 16, 2012, to the Board of Directors as to the fairness, from a financial point of view and as of such date, of the $19.50 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of IRIS common stock (other than Danaher, Purchaser and their respective affiliates), which opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Citi as more fully described under the caption “Opinion of the Company’s Financial Advisor;”

•

the fact that the Offer is structured as an all-cash tender offer, which can be completed, and cash consideration can be delivered to IRIS’s stockholders, on a prompt basis assuming satisfaction of the Minimum Condition and other conditions to the Offer described in the Schedule TO, reducing the period of uncertainty during the pendency of the Transaction on stockholders, employees and customers, with a second-step merger in which stockholders who do not tender their Shares in the Offer will receive the same cash price as paid for the Shares in the Offer;

•

the fact that if any of the conditions to the Offer are not yet satisfied or waived as of any then-scheduled expiration date of the Offer, the Merger Agreement provides that Purchaser will be required to extend the Offer if requested by IRIS, for successive extension periods of up to ten (10) business days but not beyond January 17, 2012;

•	the terms and conditions of the Merger Agreement, including the following factors:

•

Danaher’s representation that it has sufficient funds to consummate the Offer and the Merger on the terms contemplated by the Merger Agreement, and that, at the time of consummation of the Offer and the Effective Time, Danaher will have available all of the funds necessary for the acquisition of all Shares pursuant to the Offer and to pay the merger consideration, as the case may be;

•	the limited nature of the conditions to Danaher’s obligations to consummate the Offer and the other Transactions and the risk of non-satisfaction of such conditions;

•	the nature of the representations, warranties and covenants of the parties, which are customary for a transaction of this type;

•

the ability of IRIS to, subject to certain restrictions imposed by the Merger Agreement, engage or participate in discussions or negotiations with any person who has made an unsolicited bona fide written acquisition proposal, if before doing so the Board of Directors of IRIS has determined in good faith, after consultation with outside legal counsel, that the failure to take such action would violate the directors’ fiduciary duties under applicable law, and the Board of Directors of IRIS has determined in good faith, based on information then available and after consultation with its independent financial advisor and outside legal counsel, that the acquisition proposal constitutes a superior proposal, or is reasonably likely to result in, a superior proposal;

•

the ability of the Board of Directors of IRIS to change its recommendation in favor of the Offer and the Merger or terminate the Merger Agreement under certain circumstances, including its ability to terminate the Merger Agreement in connection with a superior offer, subject to payment of a termination fee;

•

the conclusion of the Board of Directors of IRIS that the termination fee of $15 million and the circumstances when such termination fee may be payable, are reasonable in light of the benefit of the Offer and the other Transactions;

•

the fact that, based on the number of outstanding Shares as of the date of the Merger Agreement, if the minimum tender condition described in the Schedule TO is satisfied, the Top-Up Option would permit Purchaser to close the second-step Merger without the need for, and the delays occasioned by, a vote of stockholders if approximately 76% of the outstanding Shares are tendered in the Offer;

•

the terms of the Tender and Support Agreement entered into by the officers and directors of IRIS, which provide that the obligations of the officers and directors to tender their Shares into the Offer and to support the Merger terminate upon termination of the Merger Agreement; and

•	the availability of statutory appraisal rights to IRIS’s stockholders who do not tender their shares in the Offer and comply with applicable statutory procedures under the DGCL.

The Board of Directors of IRIS also considered a variety of risks and other potentially negative factors of the Merger Agreement and the Transactions, including the following:

•

that IRIS will no longer exist as an independent company and that IRIS’s stockholders will not participate in any future growth of IRIS as an independent company or in any synergies with Danaher resulting from the Transactions, including any potential future benefit from the continued development and commercialization of IRIS’s proprietary products under development, including NADiA ProsVue and the 3GEMS urinalysis and hematology analyzers;

•

the effect of the announcement and pendency of the Merger Agreement and the Offer on IRIS’s operations, employees, distributors, collaboration partners and suppliers, including IRIS’s ability to retain employees;

•	that, if the Offer and the other Transactions are not consummated in a timely manner or at all:

•	the trading price of Shares would be adversely affected;

•	IRIS will have incurred significant transaction and opportunity costs attempting to consummate the Transactions;

•	IRIS may have lost potential business partners and employees after announcement of the Offer;

•	IRIS’s business may be subject to significant disruption; and

•	IRIS’s directors, officers and other employees will have expended considerable time and effort to consummate the Transactions;

•

the fact that the pre-signing market check of the price offered by Danaher did not involve an auction involving a broad solicitation of potentially interested parties and the absence of an explicit “go shop” provision in the Merger Agreement;

•

the restrictions in the Merger Agreement that prohibit IRIS from soliciting or initiating discussions with third parties regarding a competing offer for IRIS and place certain constraints on IRIS’s ability to respond to such proposals, subject to the fulfillment of certain fiduciary duties of the Board of Directors of IRIS;

•

the $15 million termination fee payable to Danaher may discourage other bidders from making a competing offer for IRIS prior to the completion of the Offer and could impact IRIS’s ability to engage in another transaction for up to 12 months following the termination of the Merger Agreement under certain circumstances;

•	that the gain realized by IRIS’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes; and

•

the restrictions in the Merger Agreement on the conduct of IRIS’s business prior to the consummation of the Merger, which may delay or prevent IRIS from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger.

The Board of Directors of IRIS concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were outweighed by the potential benefits of the Offer and Merger.

The foregoing discussion of the Board of Directors’ reasons for its recommendation that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by the DGCL, vote in favor of the adoption and approval of the Merger Agreement is not meant to be exhaustive, but addresses the material information and factors considered by the Board of Directors in consideration of its recommendation. In view of the wide variety of factors considered by the Board of Directors in connection with the evaluation of the Offer and the complexity of these matters, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the directors made their determinations and recommendations based on the totality of the information reviewed, and the judgments of individual members of the Board of Directors may have been influenced to a greater or lesser degree by different factors. In arriving at their respective recommendations, the members of the Board of Directors considered the interests of executive officers and directors of IRIS as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 above.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority) and, if necessary, to vote such shares in favor of the approval of the Merger and the approval and adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, the Supporting Stockholders have entered into Tender and Support Agreement, pursuant to which each has agreed, in his or her capacity as a stockholder of the Company, to tender all of his or her Shares, as well as any additional Shares that he or she may acquire (pursuant to the exercise of options or otherwise), to Purchaser in the Offer.

The Tender and Support Agreement will terminate in the event the Merger Agreement is terminated. Including restricted stock and RSUs that vest and Options that are exercisable within 60 days of September 13, 2012, 8.8% of the outstanding Shares were subject to the Tender and Support Agreement as of September 13, 2012 (based on the vesting of only those shares of restricted stock and RSUs and exercise of only those Options). Excluding restricted stock and RSUs that vest and Options that are exercisable within 60 days of September 13, 2012, 3.8% of the outstanding Shares were subject to the Tender and Support Agreement as of September 13, 2012.

Certain Financial Projections

IRIS does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and projections. In connection with the evaluation of the Transactions, however, management prepared long-range financial projections for the fiscal years 2012 through 2020. These projections were developed for use by the Board in connection with the evaluation of the Transactions and the Offer Price in comparison to IRIS’s strategic alternatives. The projections also were provided to IRIS’s financial advisor for use in connection with its financial analyses and opinion described under “Item 4. The Solicitation or Recommendation – Opinion of the Company’s Financial Advisor.”

The summary of the financial projections set forth below is included solely to give IRIS’s stockholders access to a selection of the financial projections that were considered by IRIS’s Board of Directors, and is not included in this Schedule 14D-9 in order to influence any stockholder of IRIS to decide to tender the holder’s Shares or for any other purpose, including whether or not to seek appraisal rights with respect to the Shares.

The financial projections were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or United States generally accepted accounting principles. Neither IRIS’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

The financial projections reflect management’s subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause the actual results to differ materially from the projected results, including, but not limited to: the identification of feasible new product initiatives, management of R&D efforts and the resulting successful development of new products and product platforms; obtaining regulatory approvals for new and enhanced products; acceptance by customers of IRIS’s products; integration of acquired businesses; substantial expansion of international sales; reliance on key suppliers; the potential need for changes in long-term strategy in response to future developments; future advances in diagnostic testing methods and procedures; potential changes in government regulations and healthcare policies, both of which could adversely affect the economics of the diagnostic testing procedures automated by the Company’s products; rapid technological change in the microelectronics and software industries; and competitive factors, including pricing pressures and the introduction by others of new products with similar or better functionality than our products; and the other factors described in “Item 1A. Risk Factors” in IRIS’s Annual Report on Form 10-K for the year ended December 31, 2011. The financial projections cannot, therefore, be considered a guaranty of future operating results, and the projections should not be relied upon as such.

The inclusion of the selected financial projections should not be regarded as an indication that IRIS or its representatives then considered, or now considers, such selected financial projections to be material information of IRIS or necessarily predictive of actual future events, and this information should not be relied upon as such. IRIS views the selected financial projections as non-material because of the inherent risks and uncertainties associated with such long-range forecasts. None of IRIS, Danaher, Purchaser, or any of their affiliates or representatives intends to, and each of them disclaims any obligation to, update, revise or correct the projections if any of such projections becomes inaccurate (even in the short term).

The selected financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding IRIS contained in IRIS’s public filings with the SEC. The selected financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the Transactions. Further, the selected financial projections do not take into account the effect of any failure of the Offer to be consummated and should not be viewed as accurate or continuing in that context. Stockholders are cautioned not to place undue, if any, reliance on the selected financial projections included in this Schedule 14D-9.

Consolidated Financial Projections

The table below presents consolidated selected financial information for the years ending 2012 through 2020 that was included in the financial projections prepared by IRIS’s management.

($ in millions)	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E
Revenue	$132	$150	$181	$249	$316	$366	$399	$456	$522
Operating income	$9	$9	$15	$43	$72	$94	$99	$118	$139
EBITDA(1)	$15	$15	$22	$51	$80	$103	$110	$129	$151
Net income	$6	$6	$10	$29	$47	$62	$66	$78	$93
Free cash flow(2)	$5	$1	$0	$12	$32	$48	$46	$59	$67

(1)	EBITDA is net income adjusted for depreciation, amortization, net interest income and income tax expense (benefit). Management uses EBITDA in its review of IRIS’s underlying business and operating performance. Management also uses EBITDA for operational planning and decision-making purposes. EBITDA is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for any GAAP measure. Additionally, EBITDA as presented may not be comparable to similarly titled measures reported by other companies.
(2)	Free cash flow is cash flow from operations less capital expenditures.

Opinion of the Company’s Financial Advisor

IRIS has retained Citi as a financial advisor in connection with the Offer and the Merger. In connection with this engagement, IRIS requested that Citi evaluate the fairness, from a financial point of view, of the $19.50 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of IRIS common stock. On September 16, 2012, at a meeting of the Board of Directors held to evaluate the Offer and the Merger, Citi delivered to the Board an oral opinion, confirmed by delivery of a written opinion dated September 16, 2012, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations and qualifications described in its opinion, the $19.50 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of IRIS common stock (other than Danaher, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders.

The full text of Citi’s written opinion, dated September 16, 2012, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Annex II and is incorporated herein by reference. The description of Citi’s opinion set forth below is qualified in its entirety by reference to the full text of Citi’s opinion. Citi’s opinion was provided for the information of the Board of Directors (in its capacity as such) in connection with its evaluation of the per share cash consideration from a financial point of view and did not address any other aspects or implications of the Offer or the Merger. Citi was not requested to consider, and its opinion did not address, the underlying business decision of IRIS to effect the Offer or the Merger, the relative merits of the Offer or the Merger as compared to any alternative business strategies or opportunities that might exist for IRIS or the effect of any other transaction in which IRIS might engage. Citi’s opinion is not intended to be and does not constitute a recommendation as to whether any stockholder should tender shares of IRIS common stock in the Offer or how any stockholder should act on any matters relating to the Offer, the Merger or otherwise.

In arriving at its opinion, Citi:

•	reviewed an execution version, provided to Citi on September 16, 2012, of the Merger Agreement;

•	reviewed certain publicly available business and financial information relating to IRIS;

•	reviewed certain financial forecasts and other information and data relating to IRIS provided to or discussed with Citi by IRIS’s management;

•	held discussions with certain of IRIS’s senior officers, directors and other representatives and advisors concerning the business, operations and prospects of IRIS;

•

reviewed the financial terms of the Offer and the Merger as set forth in the Merger Agreement in relation to, among other things, current and historical market prices and trading volumes of IRIS common stock; IRIS’s historical and projected earnings and other operating data; and IRIS’s capitalization and financial condition;

•	analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citi considered relevant in evaluating those of IRIS;

•	analyzed, to the extent publicly available, the financial terms of certain other transactions which Citi considered relevant in evaluating the Offer and the Merger; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of IRIS’s management that it was not aware of any relevant information that was omitted or that remained undisclosed to Citi. With respect to the financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Citi relating to IRIS which Citi was directed by IRIS’s management to utilize for purposes of its financial analyses and opinion, Citi was advised by such management, and assumed, with IRIS’s consent, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of IRIS’s management as to the future financial performance of IRIS. Citi relied, with IRIS’s consent, upon the assessments of IRIS’s management as to the validity of, and risks associated with, IRIS’s existing and future products and technology (including, without limitation, the timing and probability of successful development, testing and marketing of such products and technology, approval thereof by appropriate governmental authorities and the validity and life of patents relating thereto).

Citi did not make, and it was not provided with, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of IRIS and Citi did not make any physical inspection of the properties or assets of IRIS. Citi assumed, with IRIS’s consent, that the Offer and the Merger would be consummated in accordance with their terms without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents, releases and waivers for the Offer and the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on IRIS or the Offer and the Merger. Representatives of IRIS advised Citi, and Citi also assumed, that the final terms of the Merger Agreement would not vary materially from those set forth in the execution version Citi reviewed.

Citi’s opinion did not address any terms (other than the per share cash consideration to the extent expressly specified in its opinion) or other aspects or implications of the Offer and the Merger, including, without limitation, the form or structure of the Offer and the Merger or any voting or other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Offer and the Merger or otherwise. Citi was not requested to, and it did not, solicit third-party indications of interest in the possible acquisition of all or a part of IRIS; however, at the direction of IRIS, Citi held discussions with certain third parties that contacted IRIS regarding a possible acquisition. Citi expressed no view as to, and its opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Offer and the Merger, or any class of such persons, relative to the per share cash consideration or otherwise. In addition, Citi did not express any opinion as to the prices at which IRIS common stock would trade at any time. Citi’s opinion was necessarily based on information available to Citi, and financial, stock market and other conditions and circumstances existing and disclosed to Citi, as of the date of its opinion. It was noted that the credit, financial and stock markets have been experiencing unusual volatility and

Citi expressed no opinion or view as to any potential effects of such volatility on IRIS or the Offer and the Merger. The issuance of Citi’s opinion was authorized by the Citi Fairness Opinion Committee.

In preparing its opinion, Citi performed a variety of financial and comparative analyses, including those described below. This summary of the analyses is not a complete description of Citi’s opinion or the analyses underlying, and factors considered in connection with, Citi’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citi arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Citi believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Citi considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of IRIS. No company, business or transaction reviewed is identical to IRIS or the Offer and the Merger. An evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or other values of the companies, business segments or transactions reviewed. For purposes of the analyses described below, implied multiples for selected companies and selected transactions that were considered not meaningful or were not publicly available were not included in overall low to high multiples ranges.

The estimates contained in Citi’s analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Citi’s analyses are inherently subject to substantial uncertainty.

Citi was not requested to, and it did not, recommend the specific consideration payable in the Offer and the Merger. The type and amount of consideration payable in the Offer and the Merger was determined through negotiations between IRIS and Danaher and the decision to enter into the Merger Agreement was solely that of the Board. Citi’s opinion was only one of many factors considered by the Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Board or management with respect to the Offer and the Merger or the consideration payable in the Offer and the Merger.

The following is a summary of the material financial analyses presented to the Board in connection with Citi’s opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Citi’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Citi’s financial analyses.

Selected Companies Analysis. Citi reviewed financial and stock market information of IRIS and the following eight selected publicly traded companies that primarily specialize in the in-vitro diagnostic manufacturing industry, referred to as the selected companies:

•	Abaxis, Inc.
•	Bio-Rad Laboratories, Inc.
•	DiaSorin SpA

•	Genomic Health, Inc.
•	Meridian Biosciences, Inc.
•	Myriad Genetics, Inc.
•	OraSure Technologies, Inc.
•	Quidel Corporation

Citi reviewed enterprise values of the selected companies, calculated as equity values based on closing stock prices on September 14, 2012 plus debt, less cash and cash equivalents, as a multiple of calendar year 2012 estimated earnings before interest, taxes, depreciation and amortization, referred to as EBITDA. The overall low to high calendar year 2012 estimated EBITDA multiples referenced in such analysis for the selected companies were 7.7x to 24.0x. Citi then applied a selected range of calendar year 2012 estimated EBITDA multiples of 10.0x to 14.0x derived from the selected companies to corresponding data of IRIS. Financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of IRIS were based on internal estimates of IRIS’s management. This analysis indicated the following approximate implied per share equity value reference range for IRIS, as compared to the per share cash consideration:

Implied Per Share Equity Value Reference Range	Per Share Cash Consideration
$9.47 - $12.60	$19.50

Selected Precedent Transactions Analysis. Citi reviewed, to the extent publicly available, financial information for the following 12 selected transactions involving companies that primarily specialize in the in-vitro diagnostic manufacturing industry announced between January 1, 2009 and September 14, 2012:

Acquiror	Target
• Agilent Technologies, Inc.	• Dako A/S
• Alere Inc.	• Axis-Shield plc
• Beckman Coulter, Inc.	• Olympus Corporation (Diagnostic Business)
• Danaher Corporation	• Beckman Coulter, Inc.
• Hologic, Inc.	• Gen-Probe Incorporated
• Inverness Medical Innovations, Inc.	• Concateno, plc
• PerkinElmer, Inc.	• Caliper Life Sciences, Inc.
• Quidel Corporation	• Diagnostic Hybrids, Inc.
• Sekisui Chemical Co., Ltd.	• Genzyme Corporation (Diagnostic Division)
• Thermo Fisher Scientific Inc.	• B.R.A.H.M.S. AG
• Thermo Fisher Scientific Inc.	• CB Diagnostics Holding AB (Phadia)
• TPG Capital, L.P.	• Immucor, Inc.

Citi reviewed enterprise values of the selected transactions, calculated as the purchase prices paid for the target companies’ equity plus debt, less cash and cash equivalents, as multiples, to the extent publicly available, of latest 12 months revenue and EBITDA. The overall low to high latest 12 months revenue and EBITDA multiples referenced in such analysis for the selected transactions were 1.6x to 6.7x and 8.8x to 21.6x, respectively. Citi then applied selected ranges of latest 12 months revenue and EBITDA multiples of 2.5x to 4.0x and 12.0x to 16.0x, respectively, derived from the selected transactions to the latest 12 months (as of June 30, 2012) revenue and EBITDA of IRIS. Financial data of the selected transactions were based on publicly available information. Financial data of IRIS were based on IRIS’s public filings and internal estimates of IRIS’s management. This analysis indicated the following approximate implied per share equity value reference ranges for IRIS, as compared to the per share cash consideration:

Implied Per Share Equity Value Reference Range Based on:		Per Share Cash Consideration
Revenue	EBITDA
$17.23 – $26.06	$10.30 – $13.11	$19.50

Discounted Cash Flow Analysis. Citi performed a “sum-of-the-parts” discounted cash flow analysis of IRIS by separately calculating the estimated present value of the unlevered, after-tax free cash flows that IRIS was forecasted to generate during fiscal years ending December 31, 2012 through December 31, 2020 based on internal estimates of IRIS’s management for the following divisions or products of IRIS: (i) diagnostics division (excluding IRIS’s 3GEMS Hematology Analyzer product), (ii) sample processing division, (iii) corporate division, (iv) 3GEMS Hematology Analyzer product and (v) personalized medicine division.

Diagnostics (Excluding IRIS’s 3GEMS Hematology Analyzer Product), Sample Processing and Corporate Divisions. In its discounted cash flow analysis of IRIS’s diagnostics (excluding IRIS’s 3GEMS Hematology Analyzer product), sample processing and corporate divisions, Citi calculated estimated terminal values by applying to such divisions’ fiscal year ending December 31, 2020 estimated EBITDA a range of terminal value EBITDA multiples of 7.0x to 10.0x. The cash flows and terminal values were then discounted to present value using discount rates ranging from 8.1% to 10.1%.

3GEMS Hematology Analyzer Product. In its discounted cash flow analysis of IRIS’s 3GEMS Hematology Analyzer product, Citi calculated estimated terminal values for such product by applying to such product’s fiscal year ending December 31, 2020 estimated EBITDA a range of terminal value EBITDA multiples of 7.0x to 10.0x. The cash flows and terminal values were then discounted to present value using discount rates ranging from 25.0% to 40.0%.

Personalized Medicine Division. In its discounted cash flow analysis of IRIS’s personalized medicine division, Citi calculated estimated terminal values by applying to such division’s fiscal year ending December 31, 2020 estimated EBITDA a range of terminal value EBITDA multiples of 8.0x to 12.0x. The cash flows and terminal values were then discounted to present value using discount rates ranging from 25.0% to 40.0%.

After taking into account IRIS’s net cash on its balance sheet as of June 30, 2012, this analysis indicated the following approximate implied per share equity value reference range for IRIS, as compared to the per share cash consideration:

Implied Per Share Equity Value Reference Range	Per Share Cash Consideration
$17.27 - $30.05	$19.50

Other Information. Citi observed certain additional factors that were not considered part of Citi’s financial analysis with respect to its opinion but were noted for informational purposes, including the following:

•

calendar year 2012 estimated revenue multiples for the selected companies referred to above under the sub-heading “Selected Companies Analysis,” which indicated, after applying a selected range of 3.0x to 4.0x (based on an overall low to high range of 1.5x to 6.3x) to corresponding data of IRIS, an approximate implied per share equity value reference range for IRIS of $21.68 to $28.07 per share;

•

premiums paid in 20 selected all-cash North American healthcare transactions and 193 selected all-cash North American transactions announced between January 1, 2007 and September 14, 2012 with transaction values of between $200 million and $1.0 billion that, after applying a selected range of premiums of 20% to 50% derived from the closing stock prices of the target companies during various periods prior to public announcement of the relevant transaction to the closing price of IRIS common stock on September 14, 2012, indicated an approximate implied per share equity value reference range for IRIS of approximately $16.10 to $20.13 per share;

•

one-year forward stock price targets for IRIS common stock in publicly available Wall Street research analyst reports that indicated a target stock price range (discounted to present value using a discount rate of 9.1%) for IRIS of approximately $12.23 to $16.68 per share; and

•	historical trading prices of IRIS common stock during the 52-week period ended September 14, 2012 that reflected low and high closing stock prices for IRIS of $8.11 to $13.79 per share.

Miscellaneous

Citi and its affiliates in the past have provided, currently were providing and in the future may provide investment banking and other financial services to Danaher unrelated to the Offer and the Merger, for which services Citi and its affiliates received and expect to receive compensation, including during the two-year period prior to the date of its opinion having received aggregate fees of approximately $8.9 million for acting as (i) financial advisor to Danaher in connection with an acquisition transaction in April 2012, (ii) joint lead arranger, joint book manager and syndication agent for, and as a lender under, a $2.5 billion revolving credit facility of Danaher in July 2011, and (iii) joint book-running manager for a $1.0 billion equity offering, and joint lead arranger and joint book manager for, and as a lender under, a $4.0 billion revolving credit facility, of Danaher in connection with an acquisition transaction in June 2011, which credit facility was terminated effective as of December 2011. In the ordinary course of business, Citi and its affiliates may actively trade or hold the securities of IRIS and Danaher for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with IRIS, Danaher and their respective affiliates.

IRIS selected Citi to act as its financial advisor in connection with the Offer and the Merger based on Citi’s reputation and experience. Citi is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

For a description of the terms of Citi’s engagement as IRIS’s financial advisor, see the discussion under “Item 5. Persons/Assets Retained, Employed, Compensated or Used” below.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

In connection with Citi’s services as IRIS’s financial advisor, IRIS has agreed to pay Citi an aggregate fee currently estimated to be approximately $5.7 million, of which a portion was payable upon delivery of Citi’s opinion and $4.7 million is payable contingent upon completion of the Offer. In addition, IRIS has agreed to reimburse Citi for its expenses, including fees and expenses of counsel, and to indemnify Citi and related parties against liabilities, including liabilities under federal securities laws, arising out of or in connection with the services rendered and to be rendered by Citi under its engagement.

Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than pursuant to the Tender and Support Agreement and as set forth below, no transactions with respect to Shares of Common Stock have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Identity of Person	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction
Steven M. Besbeck	8/7/2012	942	$0	Company RSU vest
Beth Y. Karlan, M.D.	8/7/2012	942	$0	Company RSU vest
David Della Penta	8/7/2012	942	$0	Company RSU vest
Rick Timmins	8/7/2012	942	$0	Company RSU vest
Edward F. Voboril	8/7/2012	942	$0	Company RSU vest
Stephen Wasserman	8/7/2012	942	$0	Company RSU vest

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, the Company is not undertaking or engaged in any negotiations in response to the Offer which relate to:

•	a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

•	any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

The Company has agreed that from the date of the Merger Agreement to the earlier of the initial acceptance for payment by Purchaser of shares of the Company’s common stock pursuant to the Offer and the date, if any, on which the Merger Agreement is terminated, the Company will not, and will cause its affiliates and representatives to not, among other matters, solicit alternative acquisition offers. In addition, the Company has agreed to certain procedures that it must follow in the event the Company receives an unsolicited acquisition proposal. The information set forth in Section 11 of the Offer to Purchase under the heading “No Solicitation” is incorporated herein by reference.

ITEM 8.	ADDITIONAL INFORMATION

Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company’s stockholders and is incorporated herein by reference.

Top-Up Option

Pursuant to the Merger Agreement, the Company granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase, at the Offer Price, an aggregate number of newly issued Shares (the “Top-Up Option Shares”), equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned by Danaher and Purchaser at the time of the exercise of the Top-Up Option, constitutes one Share more than the number of Shares necessary for Purchaser to be merged into the Company pursuant to Section 253 of the DGCL (after giving effect to the issuance of Shares pursuant to the exercise of the Top-Up Option), and (ii) the aggregate number of Shares that the Company is authorized to issue but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of the exercise of the Top-Up Option. The Top-Up Option is exercisable only once, in whole but not in part, at any time at or after the purchase of and payment for Shares pursuant to the Offer by Purchaser and prior to termination of the Merger Agreement and only if Danaher and Purchaser irrevocably commit upon exercise of the Top-Up Option to immediately effect the Merger. The aggregate purchase price for the Top-Up Option Shares may be paid by Purchaser, at its election, either in cash or by paying in cash an amount equal to at least the aggregate par value of the Shares being purchased pursuant to the Top-Up Option and executing and delivering to the Company a promissory note having a principal amount equal to the aggregate purchase price less the amount paid in cash, or any combination of the foregoing. Danaher, Purchaser and the Company have acknowledged and agreed that for all purposes under Section 262 of the DGCL and to the fullest extent permitted by applicable law, the fair value of any dissenting Shares shall be determined without regard to the Top-Up Option, the Top-Up Option Shares or any promissory note delivered by Danaher or Purchaser to the Company in payment for the Top-up Option Shares.

Vote Required to Approve the Merger and DGCL Section 253

The Board has approved the Offer, the Top-Up Option, the Merger and the Merger Agreement in accordance with the DGCL. If the adoption of the Merger Agreement by the stockholders of the Company is not required by applicable law in order to consummate the Merger, Danaher, Purchaser and the Company will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the consummation of the Offer in accordance with Section 253 of the DGCL without convening a meeting of the stockholders of the Company.

Anti-Takeover Statute

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:

•

the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•

upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•	the business combination was approved by the Board of Directors of the corporation and ratified by 66 2/3% of the outstanding voting stock which the interested stockholder did not own.

In accordance with the provisions of Section 203, the Board has approved the Merger Agreement and the transactions contemplated thereby, as described in “Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

Appraisal Rights

Under the DGCL, holders of Shares do not have appraisal rights in connection with the Offer. In connection with the Merger, however, stockholders of the Company who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from accomplishment or expectation of the Merger and to receive payment of such fair value in cash). Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the Offer Price and the market value of the Shares. The value so determined could be higher or lower than, or the same as, the Offer Price or the merger consideration. Stockholders should note that investment banking opinions as to the fairness from a financial point of view of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and do not in any manner address, fair value under the DGCL. Moreover, Purchaser could argue in an appraisal proceeding that, for purposes of which, the fair value of such Shares is less than the Offer Price. When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the certificates representing their Shares. Unless such court, in its discretion, determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Board of Governors of the Federal Reserve System discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

In the event that any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the merger consideration. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. The foregoing discussion is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by Section 262 of the DGCL. In the event of the Merger, additional information regarding appraisal rights will be supplied to the stockholders. This discussion does not constitute the notice of appraisal rights required by Section 262 of the DGCL.

Antitrust Compliance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If the fifteen (15) calendar day waiting period expires on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 P.M., New York City time, the next business day. Pursuant to the Merger Agreement, each of the Company and Danaher are required to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger no later than September 26, 2012 and Danaher completed its filing on September 21, 2012. The required waiting period with respect to the Offer and the Merger will expire at 11:59 P.M., New York City Time, on October 8, 2012, unless earlier terminated by the FTC and the Antitrust Division, or Danaher or the Company receives a request for additional information or documentary material prior to that time. If within the 15-calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Danaher or the Company, as applicable, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10-calendar days following the date of Danaher’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, absent Danaher’s and the Company’s agreement, they can be prevented from closing only by court order. The FTC or the Antitrust Division may terminate the additional ten (10) calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant amount of time.

The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of proposed transactions such as Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Danaher, the Company or any of their respective subsidiaries or affiliates. Private parties as well as State Attorneys General and foreign regulators also may bring legal actions under the antitrust laws under certain circumstances.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the foregoing filings under the HSR Act that would be required for Danaher’s or Purchaser’s acquisition or ownership of the Shares.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012.

Golden Parachute Compensation

Pursuant to Item 402(t) of Regulation S-K, IRIS is required to provide information about compensation for each of the Company’s named executive officers that is based on or otherwise relates to the Transactions. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The information required by Item 402(t) of Regulation S-K is set forth above in “Item 3. Past Contracts, Transactions, Negotiations and Agreements — Arrangements between the Company and its Executive Officers, Directors and Affiliates – Employment Agreements” and “— Summary of Potential Payments Upon Change-in-Control,” and is incorporated herein by reference.

Litigation

On September 20, 2012, a putative class action lawsuit captioned Troy v. IRIS International, Inc. et al., Case No. BC492551, was filed in the Superior Court of the State of California in the County of Los Angeles. The complaint names as defendants the Company, the Company’s Board of Directors, certain former Board members, Danaher and Purchaser. The plaintiff alleges that the Board of Directors breached its fiduciary duties to the Company’s stockholders in connection with the Offer and the Merger, and further alleges that Danaher and Purchaser aided and abetted those alleged breaches of fiduciary duty. The complaint alleges that the Offer and the Merger involve an unfair price and an inadequate sale process, that certain provisions contained in the Merger Agreement and Tender and Support Agreement are preclusive of offers from other potential acquirors and that the Board of Directors will receive personal benefits not available to the Company’s public stockholders as a result of the Merger Agreement. The complaint seeks injunctive relief, including to enjoin the Offer and the Merger, rescission in the event the Offer or the Merger is consummated, an award of attorneys’ and other fees and costs, in addition to other equitable and injunctive relief. The Company and Danaher believe the plaintiff’s allegations lack merit and intend to contest them vigorously.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including estimates, projections and statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of the Company, Danaher and Purchaser to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the subsequent Merger; uncertainties as to how many of the Company’s stockholders will tender their Shares in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the Transactions on the Company’s business and the fact that the announcement and pendency of the Transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; other uncertainties pertaining to the business of the Company, including those set forth in the Company’s filings with the SEC, especially in “Item 1A. Risk Factors” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on March 12, 2012 and in other periodic reports and filings with the SEC from time to time, including the Company’s Quarterly Reports on Form 10-Q. The reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

ITEM 9.	EXHIBITS

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated September 20, 2012 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Press release issued by Danaher Corporation on September 17, 2012 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(1)(G)	Summary Advertisement as published on September 20, 2012 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(1)(H)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (included as Annex I to this Schedule 14D-9).

(a)(1)(I)	Letter dated September 24, 2012, to the Stockholders of IRIS International, Inc.*

(a)(5)(A)	Press release issued by IRIS International, Inc., dated September 17, 2012 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 17, 2012).

(e)(1)	Agreement and Plan of Merger, dated as of September 17, 2012, by and among, Danaher Corporation, Daphne Acquisition Corporation and IRIS International, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 17, 2012).

(e)(2)	Tender and Support Agreement, dated September 17, 2012, by and among Danaher Corporation, Daphne Acquisition Corporation, IRIS International, Inc. and certain stockholders of IRIS International, Inc. (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on September 17, 2012).

(e)(3)	Confidentiality Letter Agreement, dated April 4, 2012, by and between IRIS International, Inc. and Beckman Coulter, Inc., a wholly-owned subsidiary of Danaher Corporation (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Exclusivity Letter Agreement, dated July 24, 2012, by and between IRIS International, Inc. and Danaher Corporation.*

(e)(5)	Key Employee Agreement, dated February 13, 2004 and amended on December 21, 2006, November 14, 2007, May 14, 2010, March 30, 2011 and February 29, 2012, between IRIS International, Inc. and Ceśar M. García (incorporated by reference to Exhibit 10.8(i) to Form 10-K filed with the SEC on March 26, 2004; Exhibit 10.9(b) to Form 10-K filed with the SEC on March 23, 2007; Exhibit 10.1 to Form 8-K filed with the SEC on November 14, 2007; Exhibit 10.1 to Form 8-K filed with the SEC on September 7, 2010; Exhibit 10.1 to Form 8-K filed with the SEC on April 5, 2011; and Exhibit 10.1 to Form 8-K filed with the SEC on March 6, 2012).

Exhibit No.	Description

(e)(6)	Key Employee Agreement for Amin Khalifa dated October 11, 2010 and amended on March 30, 2011 and February 29, 2012, between IRIS International, Inc. and Amin Khalifa (incorporated by reference to Exhibit 10.1 to Form 8-K filed with the SEC on October 13, 2010; Exhibit 10.2 to Form 8-K filed with the SEC on April 5, 2011; and Exhibit 10.2 to Form 8-K filed with the SEC on March 6, 2012).

(e)(7)	Key Employee Agreement for Thomas H. Adams, PhD, dated September 2, 2010 and amended on March 30, 2011 and February 29, 2012, between IRIS International, Inc. and Thomas H. Adams, Ph.D. (incorporated by reference to Exhibit 10.5 to Form 8-K filed with the SEC on September 7, 2010; Exhibit 10.6 to Form 8-K filed with the SEC on April 5, 2011; and Exhibit 10.6 to Form 8-K filed with the SEC on March 6, 2012).

(e)(8)	Key Employee Agreement for Richard A. O’Leary, dated February 14, 2011 and amended on February 29, 2012, between IRIS International, Inc. and Richard A. O’Leary (incorporated by reference to Exhibit 10.1 to Form 8-K filed with the SEC on February 17, 2011; and Exhibit 10.7 to Form 8-K filed with the SEC on March 6, 2012).

(e)(9)	Key Employee Agreement, dated March 1, 2007 and amended on May 14, 2010, March 30, 2011 and February 29, 2012, between IRIS International, Inc. and Thomas E. Warekois (incorporated by reference to Exhibit 10.12 to Form 10-K filed with the SEC on March 14, 2008; Exhibit 10.3 to Form 8-K filed with the SEC on September 7, 2010; Exhibit 10.4 to Form 8-K filed with the SEC on April 5, 2011; and Exhibit 10.4 to Form 8-K filed with the SEC on March 6, 2012).

(e)(10)	Key Employee Agreement, dated November 7, 2007 and amended on May 14, 2010, March 30, 2011 and February 29, 2012, between IRIS International, Inc. and Robert Mello (incorporated by reference to Exhibit 10.2 to Form 8-K filed with the SEC on November 14, 2007; Exhibit 10.2 to Form 8-K filed with the SEC on September 7, 2010; Exhibit 10.5 to Form 8-K filed with the SEC on April 5, 2011; and Exhibit 10.5 to Form 8-K filed with the SEC on March 6, 2012).

(e)(11)	Key Employee Agreement, dated November 7, 2007 and amended on May 14, 2010, March 30, 2011 and February 29, 2012, between IRIS International, Inc. and John Yi (incorporated by reference to Exhibit 10.3 to Form 8-K filed with the SEC on November 14, 2007; Exhibit 10.4 to Form 8-K filed with the SEC on September 7, 2010; Exhibit 10.3 to Form 8-K filed with the SEC on April 5, 2011; and Exhibit 10.3 to Form 8-K filed with the SEC on March 6, 2012).

(e)(12)	Key Employee Agreement for Philip Ginsburg, dated July 28, 2010 and amended on March 30, 2011 and February 29, 2012, by and between Iris International, Inc. and Philip Ginsburg (incorporated by reference to Exhibit 10.1 to Form 8-K filed with the SEC on July 30, 2010; Exhibit 10.8 to Form 8-K filed with the SEC on April 5, 2011; and Exhibit 10.8 to Form 8-K filed with the SEC on March 6, 2012).

(e)(13)	Form of Indemnification Agreement entered into by IRIS International, Inc. with its directors and executive officers (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the SEC on September 17, 2012).

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2012	IRIS INTERNATIONAL, INC.

	By:	/s/ César M. García
César M. García Chairman, President and Chief Executive Officer

Annex I

IRIS INTERNATIONAL, INC. 9158 Eton Avenue Chatsworth, California 91311 (818) 527-7000

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL INFORMATION

This Information Statement (the “Information Statement”) is being mailed on or about September 24, 2012, in connection with the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”) of IRIS International, Inc., a Delaware corporation (“IRIS,” the “Company,” “we” or “our”), with respect to the cash tender offer by Daphne Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Danaher Corporation, a Delaware corporation (“Danaher”), to the holders of record of shares of common stock, par value $0.01 per share, of the Company (the “Common Stock” or “Shares”). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

You are receiving this Information Statement in connection with the possible appointment of persons designated by Danaher without a meeting of the Company’s stockholders to a majority of the seats on the Board of Directors of IRIS (the “Board”). Such designation would be made pursuant to Section 2.4 of the Agreement and Plan of Merger, dated September 17, 2012 (as amended or supplemented from time to time, the “Merger Agreement”), by and among the Company, Danaher and Purchaser, that provides, among other things, that following the consummation of the Offer (as described below) and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the applicable legal requirements, Purchaser will merge with and into the Company with the Company continuing as the surviving corporation (the “Merger”).

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer (the “Offer”) on September 20, 2012 to purchase all of the outstanding shares of the Common Stock at a price per share of $19.50, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 20, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on October 18, 2012, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all of the Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Company’s stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Danaher and Purchaser with the Securities and Exchange Commission (the “SEC”) on September 20, 2012.

The Merger Agreement provides that subject to compliance with applicable law and the applicable rules of The Nasdaq Stock Market (“Nasdaq”), Danaher is entitled following the initial acceptance for payment by Purchaser of Shares pursuant to the Offer (the “Offer Acceptance Time”), to designate up to such number of directors, rounded up to the next whole number, on the Board as would represent a percentage of the entire Board equal to the percentage of the total number of outstanding Shares beneficially owned by Danaher, Purchaser and any of their affiliates (including Shares accepted for payment pursuant to the Offer). The Company must, upon Danaher’s request at any time following the consummation of the Offer, take all such actions necessary to appoint to the Board the individuals so designated by Danaher, including filling vacancies on the Board, promptly increasing the size of the Board and/or promptly securing the resignations of such number of its incumbent directors, in each case as is necessary or desirable to enable Danaher’s designees to be so elected or designated to the Board. The Company also must, upon Danaher’s request, following the Offer and to the extent permitted by applicable law and applicable Nasdaq rules, cause persons designated by Purchaser to constitute the same percentage (rounded up to the next whole number) of each committee of the Board as the percentage such Purchaser designees make up with respect to the full Board.

The Merger Agreement also provides that, in the event that Danaher’s designees are elected or designated to the Board as set forth above, then, until the Effective Time, the Company will cause the Board to maintain at least such number of directors as may be required by the rules of Nasdaq or the federal securities laws who are considered “independent director” as defined by Rule 5605(a)(2) of the Nasdaq marketplace rules (the “Continuing Directors”). If any Continuing Director no longer is able to serve due to death, disability or resignation, the Company must take all necessary action so that the remaining Continuing Directors are entitled to elect or designate another person to fill such vacancy. In addition, after the Offer Acceptance Time and prior to the Effective Time, the affirmative vote of a majority of the Continuing Directors will (in addition to any other required Board or stockholder approval) be required for the Company to (i) amend or terminate the Merger Agreement, or agree or consent to any amendment or termination of the Merger Agreement, (ii) extend the time for performance of, or waive, any of the obligations or other acts of Purchaser or Danaher under the Merger Agreement, (iii) waive any of the Company’s rights under the Merger Agreement, or (iv) make any other determination with respect to any action to be taken or not to be taken by or on behalf of the Company relating to the Merger Agreement or the Transactions.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the possible appointment of Danaher’s designees to the Board other than at a meeting of stockholders.

You are urged to read this Information Statement carefully. We are not, however, soliciting your proxy, and you are not required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Danaher, Purchaser and Danaher’s designees has been furnished to the Company by Danaher, and the Company assumes no responsibility for the accuracy or completeness of such information.

DANAHER DESIGNEES

Information with Respect to the Designees

As of the date of this Information Statement, Danaher has not determined who will be Danaher’s designees to the Board. However, the designees will be selected from the list of potential designees provided below (the “Potential Designees”). Each of the Potential Designees has consented to serve as a director of the Company, if so designated. None of the Potential Designees currently is a director of, or holds any position with. Danaher has informed the Company that, to Danaher’s knowledge, none of the Potential Designees has a familial relationship with any directors or executive officers of the Company, beneficially owns any equity securities (or rights to acquire such equity securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Danaher has informed the Company that, to its knowledge, none of the Potential Designees has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that the Potential Designees may assume office at any time following the purchase by Purchaser of shares of Common Stock pursuant to the Offer and the Merger Agreement, which purchase cannot be earlier than 12:00 midnight, New York City time, at the end of the day on October 18, 2012, and that upon assuming office, Danaher’s designees will thereafter constitute at least a majority of the Board.

List of Potential Designees

The following sets forth information with respect to the Potential Designees (including, as of February 10, 2012, age, business address, current principal occupation or employment and five-year employment history). The business address of each Potential Designee is 2200 Pennsylvania Avenue, N.W., Suite 800W, Washington, D.C. 20037-1701.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Daniel L. Comas	48	Mr. Comas has served as Executive Vice President and Chief Financial Officer of Parent since 2005.

James H. Ditkoff	65	Mr. Ditkoff has served as Senior Vice President, Finance and Tax of Parent since 2002.

Jonathan P. Graham	51	Mr. Graham has served as Senior Vice President and General Counsel of Parent since 2006.

Robert S. Lutz	54	Director, Vice President, Treasurer and Secretary of Purchaser since Purchaser was formed, Mr. Lutz served as Vice President—Chief Accounting Officer of Parent Corporation from March 2003 to February 2010 and has served as Senior Vice President and Chief Accounting Officer since February 2010.

Daniel A. Raskas	45	Mr. Raskas joined Parent as Vice President—Corporate Development in November 2004 and has served as Senior Vice President, Corporate Development since February 2010.

CERTAIN INFORMATION CONCERNING IRIS

The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock and 3,000,000 shares of preferred stock, par value $0.01 per share. The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of stockholders of the Company. Each share of Common Stock entitles its record holder to one vote on all matters submitted to a vote of the Company’s stockholders. As of the close of business on September 18, 2012 there were 18,058,733 shares of Common Stock outstanding and no shares of preferred stock outstanding. As of the date of this Information Statement, Danaher and its affiliates do not own any shares of Common Stock.

Danaher may be deemed the beneficial owner of Shares as a result of the tender and support agreements dated as of September 17, 2012 (the “Support Agreements”) by and among Danaher, Purchaser and each director and executive officer of the Company, whom we refer to as the “Supporting Stockholders,” pursuant to which each Supporting Stockholder has agreed, among other things, to accept the Offer, tender all of the Shares beneficially owned by such Supporting Stockholder into the Offer and to cause all the Shares beneficially owned by such Supporting Stockholder to be voted, if necessary, in favor of, among other things, the adoption of the Merger Agreement, the approval of the Merger and the other transactions contemplated by the Merger Agreement and against, among other things, any alternative acquisition proposal (and pursuant to which such Supporting Stockholder will grant a proxy with respect to such voting obligations to Danaher and any designee of Danaher). In addition, the Supporting Stockholders have agreed not to enter into any tender, voting or other such agreement, or grant a proxy or power of attorney, with respect to any of the Subject Shares (as defined below) that is inconsistent with the Support Agreements or otherwise take any other action with respect to any of the Subject Shares that would in any way restrict, limit or interfere with the performance of any of the Supporting Stockholder’s obligations under the Support Agreements or any of the actions contemplated thereby. An aggregate of 683,406 Shares (the “Subject Shares”), or approximately 3.8% of the outstanding Shares as of September 18, 2012, are subject to the Support Agreements. Danaher disclaims beneficial ownership of the Subject Shares.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Support Agreement, which includes certain other obligations, conditions and restrictions, filed as Exhibit 99.2 to the Current Report on Form 8-K filed by the Company on September 18, 2012, and incorporated herein by reference.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF IRIS

The following table sets forth certain information with respect to directors and executive officers of IRIS as of September 18, 2012:

Name	Age	Position with IRIS
Directors:
Steven M. Besbeck	64	Director
César M. García	59	Chief Executive Officer, President and Chairman of the Board
Beth Y. Karlan, M.D.	55	Director
David T. Della Penta	64	Director
Rick Timmins	60	Director
Edward F. Voboril	69	Lead Director
Stephen E. Wasserman	66	Director

Other Executive Officers:
Thomas H. Adams, Ph.D.	69	Corporate Vice President, Chief Technology Officer, President, Iris Personalized Medicine
Philip J. Ginsburg, M.D.	56	Corporate Vice President, Chief Medical Officer
Amin I. Khalifa	58	Corporate Vice President, Finance and Chief Financial Officer
Robert A. Mello	58	Corporate Vice President and President, Iris Sample Processing
Richard O’Leary	59	Corporate Vice President, Human Resources and Administration
Thomas E. Warekois	59	Corporate Vice President and President, Iris Diagnostics
John U. Yi	51	Corporate Vice President, Operations

There are no family relationships among any of the directors or executive officers of IRIS. The principal occupation for at least the last five years of each director, as well as other information, is set forth below.

Board of Directors

Steven M. Besbeck has served as a director since 1990. Since June 2011, Mr. Besbeck has served as managing director of Diamond Capital Advisors, LLC, a middle market investment banking firm, where he advises companies in the biomedical sector on mergers, acquisitions, and capital transactions. From October 2009 until May 2011, Mr. Besbeck served as managing director of Avant Advisory Group, a financial and management consulting firm. From 1983 to November 2007, Mr. Besbeck served as President and Chief Executive Officer of Aspyra, Inc. Aspyra, a publicly traded company (PINK:APYI), was a provider of clinical and diagnostic information systems for laboratory, pharmacy and radiology departments in hospitals, clinics and other healthcare providers. Mr. Besbeck served as a member of Aspyra’s board of directors from 1980 until his retirement in December 2007. Prior to that, Mr. Besbeck was a director, President and Chief Executive Officer of American Cytogenetics, Inc., a public company engaged in specialty clinical laboratory services from 1975 through 1983. Mr. Besbeck holds a B.S. in Finance from California State University, Long Beach. Mr. Besbeck brings over 35 years of experience in senior leadership positions in medical laboratory and device businesses, including finance, operations, and information technologies. He has led organizations that were focused on the clinical laboratory that grew through acquisition and startup of new business lines in domestic and international markets.

César M. García has been a Director since November 2003 and Chairman of the Board since November 2007. He joined IRIS in January 2002 as our Executive Vice President and was appointed President in June 2003 and Chief Executive Officer in November 2003. Mr. García has over 37 years of experience in design, manufacturing and commercialization of medical devices. From 1998 through 2001, Mr. García was Sr. Vice President, Operations and Program Management for Cytometrics Inc., an early stage manufacturer of non-invasive, photonics-based medical devices. From 1994 to 1998, he was Vice President of Operations and

Engineering at Datascope Corp., manufacturer of medical devices for interventional cardiology, anesthesiology and critical care monitoring. From 1974 to 1994, Mr. García worked with Bayer Diagnostics (now Siemens Healthcare Diagnostics) assuming positions of increased responsibility including General Manager of Technicon Electronics Corp., a subsidiary of Bayer USA and Director of Worldwide Hematology Manufacturing and Cellular Diagnostics Research and Development. Mr. García earned his B.S. in Industrial Engineering (Cum Laude) at the University of Puerto Rico and received an Advanced Management Certificate from Pace University. Mr. García brings to the Board diversified experience in general management, operations, strategic planning and in the conceptualization, development and commercialization of complex diagnostic products and services for the global markets.

Beth Y. Karlan, M.D. has served as a director since May 2009. Dr. Karlan currently is the Associate Director, Women’s Cancer Programs at the Samuel Oschin Comprehensive Cancer Institute at Cedars-Sinai Medical Center in Los Angeles, CA and has served in such capacity since 2002. Dr. Karlan has also served as its Director, Division of Gynecologic Oncology, Department of Obstetrics and Gynecology since 1995. Dr. Karlan is a professor of Obstetrics and Gynecology at the Geffen School of Medicine at UCLA and was appointed to such position in 2001. Dr. Karlan has authored over 200 peer-reviewed articles and has been the recipient of numerous honors and awards in her field. Dr. Karlan holds a Bachelor of Arts degree in Biochemical Sciences from Harvard-Radcliffe College and earned her Medical Degree from Harvard Medical School. Dr. Karlan’s experience as a practicing physician with expertise in oncology enables her to offer valuable perspectives on the commercialization of our products.

David T. Della Penta has been a Director since July 2010. Mr. Della Penta serves as a Founding Partner and board member of Challenger Capital, an independent financial services institution offering a full suite of investment banking services. He previously served as President and Chief Operating Officer of Fisher Scientific International (NYSE: FSH), a global supplier of life-science products, from 1998 until his retirement in November 2006. Prior to 1998, Mr. Della Penta served as President of Nalge Nunc International Corporation, a subsidiary of Sybron International Corporation, a manufacturer of laboratory products. Mr. Della Penta received his Bachelor of Arts in Business Administration and an Executive MBA from the Rochester Institute of Technology in 1969 and 1981, respectively. Mr. Della Penta brings to the Board senior management experience from global organizations that are substantially larger than IRIS.

Rick Timmins has served as a director since January 2010. Mr. Timmins is a former Vice President-Finance of Cisco Systems, Inc. (Nasdaq:CSCO) and Motorola Inc. (NYSE:MOT). While at Cisco, from 1996 through 2007, he served in positions of increasing responsibility including Corporate Controller and Vice President of Cisco Sales Finance, where he led a 400-person finance team for this $35 billion Dow Jones Industrial component company. Prior to Cisco, Mr. Timmins held various senior executive finance roles with Motorola, where he served last as Vice President-Finance of Motorola Semiconductor MPU and MCU Groups, leading finance organizations which partnered with the largest parts of Motorola’s semiconductor group, including manufacturing, design, sales and marketing on a global basis. Before that, as Vice President-Finance for Motorola Japan, he was responsible for all of Motorola’s finance functions in Japan at a time when revenues at Motorola Japan grew 13-fold to $2.3 billion from $180 million. Mr. Timmins currently serves as a member of the board of directors and lead director for Ultratech, Inc. (Nasdaq:UTEK), a $200 million leading supplier of lithography and laser-processing systems used to manufacture semiconductor devices. He is also Chairman of Ultratech’s audit committee and is a member of its compensation committee. He also serves on the boards of Socialware, a privately held company specializing in social business management in the financial services industry, and Nexersys, a privately held company specializing in personal fitness equipment. Mr. Timmins, a former Certified Public Accountant, received his Bachelor of Science degree in Accounting and Finance from the University of Arizona in 1973, and his Master of Business Administration from St. Edward’s University in June 1979. He resides in Austin, Texas. Mr. Timmins brings to the Board senior management experience from global organizations that are substantially larger than IRIS.

Edward F. Voboril has served as a director since July 2008 and was appointed Lead Director in March 2009. Mr. Voboril currently serves as the Chairman of the Board of Analogic Corporation (NASDAQ: ALOG) and serves on its audit and nominating and corporate governance committees. He has served on ALOG’s board of directors since 1990. Mr. Voboril previously served as the Chairman of the Board of Directors of Greatbatch, Inc. (NYSE: GB), developer, designer, and manufacture of critical components for implantable medical devices, from 1997 until his retirement in January 2008. He also served as GB’s President and Chief Executive Officer from 1990 to August 2006. Prior to this, he served as Vice President and General Manager of the Biomedical Division of PPG Industries and held senior executive positions in the medical businesses of Honeywell, General Electric, Syntex and Litton Industries. In addition, from 1995 to 1998, he was President of the Health Care Industries Association (HCIA), a non-for-profit trade association and networking support organization in Western New York that provides professional services for healthcare industries and institutions. Mr. Voboril is presently an adjunct professor of engineering and chairman of ‘NUvention’ at the Center for Entrepreneurship and Innovation at Northwestern University, and previously served on the manufacturing council of the United States Department of Commerce. He holds a Bachelor of Science degree in Industrial Engineering from Northwestern University and an MBA from Harvard University where he was a Baker Scholar. Mr. Voboril has over 40 years in medical technology with an emphasis in general management, strategic planning and international exposure with organizations that are substantially larger than IRIS.

Stephen E. Wasserman has served as a director since April 2006. Mr. Wasserman is a consultant primarily to healthcare related organizations through his company, Wasserman & Associates, and a private investor. From 1997 until his retirement in 2006, he served as Group Vice President– Diagnostic Systems Products of Olympus America, Inc., a subsidiary of Tokyo based Olympus Corporation, where he was also a member of the Global Management Committee for In Vitro Diagnostics. From 1994 to 1997 Mr. Wasserman was Chief Financial Officer of Datascope Corporation, formerly a NASDAQ listed manufacturer and global marketer of medical devices where he was also President, Patient Monitoring Division from 1994 to 1996. Prior to Datascope, from 1989 to 1993, he served as Vice President of NY Blood Center Inc and General Manager of Melville Biologics, a subsidiary that manufactured biopharmaceutical products. He also was a founder and Chairman of the NY Biotechnology Association from 1990 to 1994. From 1981 to 1989, Mr. Wasserman held senior management positions with Technicon Instruments Corp. (now part of Siemens Healthcare Diagnostics) in Tarrytown, NY. Mr. Wasserman is Certified Public Accountant and earned a BBA from City College of New York, Baruch School of Business. In 2008 he earned the Certificate of Director Education from the National Association of Corporate Directors. Mr. Wasserman is a seasoned executive with 20 years experience leading global in vitro diagnostic and medical device companies in growth situations created by internal programs as well as business combinations He brings to the Board his knowledge of our laboratory and hospital customers, experience in working with hospital buying groups, and understanding of the dynamics of our industry.

Other Executive Officers

Thomas H. Adams, Ph.D. has served as Corporate Vice President, Chief Technology Officer of IRIS and Head of Iris Molecular Diagnostics since April 2006 and President of the Personalized Medicine Division since 2011. Dr. Adams served as a director of IRIS from June 2005 until May 2011. Dr. Adams served as Chairman and Chief Executive Officer of Leucadia Technologies, a privately held medical-device company, from 1998 until Leucadia was acquired by IRIS in 2006. In 1989, Dr. Adams founded Genta, Inc., a publicly held biotechnology company in the field of antisense technology, and served as its Chief Executive Officer until 1997. Dr. Adams founded Gen-Probe, Inc. in 1984 and served as its Chief Executive Officer and Chairman until its acquisition by Chugai Biopharmaceuticals, Inc. in 1989. Before founding Gen-Probe, Dr. Adams held management positions at Hybritech, Technicon Instruments and the Hyland Division of Baxter Travenol. Dr. Adams currently serves as a director of TrovaGene, Inc. (formerly Xenomics, Inc.) (PINK:TROV), a publicly held company in the molecular diagnostics industry, a position he has held since April 2009 and a position he previously held from October 2004 until December 2005, and Synergy Pharmaceuticals, Inc. (NASDAQ: SGYP), a publicly held company in the biopharmaceutical industry, a position he has held since 2008. Dr. Adams holds a Ph.D. in Biochemistry from the University of California, at Riverside.

Philip J. Ginsburg, M.D. joined IRIS in July 2010 as Corporate Vice President, Chief Medical Officer. Dr. Ginsburg has more than 20 years of commercial medical laboratory experience both in the United States and internationally. Prior to joining IRIS, Dr. Ginsburg was employed as Chief Executive Officer and Chief Medical Officer of AlliedPath Laboratories, Inc. from 2008 until by IRIS’ acquisition of AlliedPath. From 2003 to 2006, Dr. Ginsburg served as senior medical director at Gen-Probe, Inc., a publicly traded molecular diagnostics company, where he provided clinical and strategic leadership for the development and commercialization of a prostate cancer molecular diagnostic test. In addition, Dr. Ginsburg worked as a medical director at Quest Diagnostics Laboratories and as a consultant for venture capital firms and companies in the pharmaceutical and biotechnology industry. Prior to moving to the US in 1997, he was a principal and pathologist at Lancet Laboratories, a large national laboratory in South Africa. In 1997, Dr. Ginsburg moved to the U.S. and worked as a medical director at Quest Diagnostics laboratories and as a consultant for venture capital firms and companies in the pharmaceutical and biotechnology industry. Dr. Ginsburg is an accomplished speaker having presented at numerous medical and pharmaceutical conferences worldwide.

Amin I. Khalifa joined IRIS as Corporate Vice President of Finance in October 2010 and as Chief Financial Officer in November 2010. Prior to joining IRIS, Mr. Khalifa was a management consultant advising venture capital clients and operating companies on acquisitions, strategy and financial matters. He served as Executive Vice President and Chief Financial Officer of Leap Wireless (Nasdaq: LEAP) from 2006 to 2007. Prior to Leap, he was Executive Vice President and Chief Financial Officer of Apria Healthcare (NYSE: AHG), the largest U.S. home healthcare company with revenues of $1.5 billion. From 1999-2003, he was Vice President and Chief Financial Officer of Beckman Coulter, Inc. (NYSE: BEC), a $2 billion life science and diagnostics company. Prior to 1999, Mr. Khalifa held several CFO and/or senior executive positions at the Agricultural Division of Monsanto Co. (NYSE: MON), the health insurance division of Aetna, Inc. (NYSE: AET), Aetna Health Plans, and served for 15 years in various corporate and international capacities with PepsiCo, Inc. (NYSE: PEP). Mr. Khalifa is currently a member of the board of directors of PetSmart, Inc. (Nasdaq: PETM) and Chemaphor, Inc. (TSX-V: CFR). He earned a Masters of Business Administration in Finance and a Bachelor of Science in Industrial Engineering and Economics from Lehigh University.

Robert A. Mello joined IRIS in April 2000 as Corporate Vice President and President of the IRIS Sample Processing division. Mr. Mello has 34 years of experience in medical device manufacturing, service, marketing and engineering. Prior to joining IRIS, Mr. Mello was an operations executive with bioMerieux, which designs, manufactures and markets medical instruments and consumables for immunodiagnostic and microbiology laboratories worldwide. Among other positions with bioMerieux, he was Vice President of Operations at their Boston Immunodiagnostics facility and Vice President of Disposables Manufacturing—Clinical Microbiology. Prior to joining bioMerieux in 1988, Mr. Mello held senior management positions at Medical & Scientific Designs, an in-vitro diagnostics company where he was on the founding team in 1983 and Ortho Diagnostics Inc., a division of Johnson & Johnson. Mr. Mello holds degrees in both Electrical Engineering and Business Management.

Richard O’Leary, Ed.D. joined IRIS in February 2011 as Corporate Vice President, Human Resources and Administration. Prior to joining IRIS, Dr. O’Leary was employed as the Global Director, Human Resources , International Regions and prior to that as the Director of Human Resources for Strategic Growth, Research, Development and Engineering, positions he held for Corning Incorporated from 2001 to 2010. Prior to that, Dr. O’Leary was the Vice President of Human Resources for Cytometrics, a diagnostics technology firm in Philadelphia. He has also held director-level roles with Public Service Electric and Gas, Owens Corning and Blue Cross of Michigan. Dr. O’Leary is nationally recognized for his expertise in organizational development, innovation and human resource practices. Dr. O’Leary is a Lieutenant Colonel in the Air National Guard with 24 years of experience, and served on the boards of the Best Practice Institute and The Conference Board’s Executive Council for Talent and Organizational Development. Dr. O’Leary holds a Bachelor’s Degree in Sociology and a Master’s Degree in Counseling from the University of Delaware and a Doctorate in Counseling Psychology from Western Michigan University.

Thomas E. Warekois joined IRIS in March 2007 as Corporate Vice President and President of the Iris Diagnostics Division. Prior to joining IRIS, Mr. Warekois spent 27 years with the Bayer HealthCare Diagnostics Division (now Siemens Healthcare Diagnostics), based in Tarrytown, NY. During his tenure, Mr. Warekois held several senior executive positions including Vice President of the Lab Testing Segment, Marketing and General Manager of Bayer Diagnostics in the Middle East, Eastern Europe and Africa. He also served as Vice President of Hematology Marketing. Mr. Warekois earned a Bachelor’s degree in biology from Hartwick College and a Master’s degree in Business Administration from Pace University.

John U. Yi joined IRIS in September 2003 as Vice President of Diagnostics Manufacturing and was promoted to Corporate Vice President of Operations in October 2005. Mr. Yi oversees all manufacturing operations and facilities for the company. Prior to joining IRIS, Mr. Yi held the position of Vice President of Operations with Alcatel Corporation (formerly Xylan) from 1996 through 2002. Prior to him joining Alcatel, he worked for 14 years in the computer and telecommunications industries, where he held middle and senior management positions in manufacturing, supply chain management and program management in companies such as Micropolis, Seagate and TeleVideo. Mr. Yi holds a Bachelor’s degree in Business Administration—Accounting from California State University.

CORPORATE GOVERNANCE AND BOARD MATTERS

The Board and Board Committees

Board of Directors. A majority of our Board is comprised of “independent” directors within the meaning of the applicable rules for companies traded on Nasdaq. Our Board has determined that each of Steven M. Besbeck, David T. Della Penta, Beth Y. Karlan, M.D., Rick Timmins, Edward F. Voboril and Stephen E. Wasserman are independent, and that Michael D. Matte and Richard G. Nadeau, Ph.D., former directors who did not stand for reelection at our 2012 annual meeting of stockholders, were independent at all times while serving on the Board. Mr. García does not qualify as independent because he is an IRIS employee.

In making its determination, our Board considered the objective tests and the subjective tests for determining who is an “independent director” under the Nasdaq rules. The subjective test states that an independent director must be a person who lacks a relationship that, in the opinion of our Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In assessing independence under the subjective test, our Board took into account the standards in the objective tests, and reviewed and discussed additional information provided by the directors and the company with regard to each director’s business and personal activities as they may relate to us and our management for the period from January 1, 2009 through the date of determination. Based on all of the foregoing, as required by Nasdaq rules, our Board made a subjective determination as to each independent director that no relationships exists which, in the opinion of our Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

The Board held 12 meetings during fiscal 2011. The Board also acted on 2 occasions by unanimous written consent during fiscal 2011. We expect each director to attend every meeting of the Board and the committees on which he or she serves. Although there is no formal policy, we encourage each director to attend the annual meeting of stockholders. Each current director attended at least 75% of all the meetings of the Board and those committees on which he served in fiscal 2011. Six directors attended our 2011 Annual Meeting of Stockholders.

The Board established the position of Lead Director in November 2007, and currently maintains a standing Audit Committee, Compensation Committee, and Nominating and Governance Committee, and establishes special committees from time to time to perform specifically delegated functions. The Audit Committee, Compensation Committee, and Nominating and Governance Committee held 7, 9 and 4 meetings in fiscal 2011, respectively. Each of the Board committees has a written charter approved by the Board, and we post each charter, as well as our Corporate Governance Guidelines, on our web site at

www.proiris.com/our_company/Corporate_Governance.php.

Lead Director. Under the terms of our Corporate Governance Guidelines, our Board has a Lead Director. Edward F. Voboril was appointed Lead Director in March 2009 and presently serves in that position. The Lead Director, in collaboration with our Chairman, is responsible for preparing a list of annual performance objectives for our Board and supervising performance evaluations of our Board and its standing committees. The Lead Director facilitates our Chief Executive Officer’s performance evaluation and goal setting process with the “independent” directors. Further, the Lead Director collaborates with the Compensation Committee to determine our Chief Executive Officer’s compensation levels and review Chief Executive Officer succession planning. The Lead Director, in collaboration with our Chairman and the Nominating and Governance Committee, also is responsible for making recommendations to our Chairman regarding committee members and the chairs of our standing committees. Finally, the Lead Director is responsible for ensuring direct communication with our Board when and if requested by major stockholders and for promoting open communication among all members of our Board.

Audit Committee. Our Board maintains a standing Audit Committee. The Audit Committee currently consists of Steven M. Besbeck, Rick Timmins and Stephen E. Wasserman, all of whom qualify as “independent” directors within the meaning of the applicable rules for companies traded on Nasdaq. During 2011, Mr. Besbeck, a certified public accountant, chaired this committee and as of April 2012, Mr. Timmins chairs this committee. Our Board has determined that each of Messrs. Besbeck, Timmins and Wasserman is an “audit committee financial expert” as defined in Item 401(h)(2) of Regulation S-K. Our Board also has determined that each Audit Committee member has sufficient knowledge in reading and understanding our financial statements to serve on the Audit Committee. The Audit Committee reviews the scope and results of quarterly audit reviews and the year-end audit with management and the independent auditors, reviews and discusses the adequacy of our internal controls and recommends to our Board selection of independent auditors for the coming year.

Compensation Committee. The Compensation Committee of our Board is primarily responsible for determining the annual salaries and other compensation of directors and executive officers and administering our equity compensation plans. The Compensation Committee currently consists of David T. Della Penta, Edward F. Voboril and Stephen E. Wasserman. During 2011, Mr. Wasserman chaired this committee and as of July 2012, Mr. Della Penta chairs this committee. In connection with its deliberations, the Compensation Committee seeks the views of our Chief Executive Officer with respect to appropriate compensation levels of the other officers and periodically recruits compensation experts to provide independent advice regarding market trends and other competitive considerations. For further discussion of the role of the Compensation Committee in determining executive compensation, see the discussion in Compensation Discussion and Analysis included elsewhere in this information statement.

Nominating and Governance Committee. The Nominating and Governance Committee reviews and makes recommendations regarding the functioning of our Board as an entity, recommends corporate governance principles applicable to IRIS and assists the Board in its reviews of the performance of our Board and each of its committees. The Nominating and Governance Committee also is responsible for considering and approving nominations for candidates for director, including determining the appropriate qualifications and experience required of such candidates, and related matters. The Nominating and Governance Committee currently consists of Steven M. Besbeck, Beth Y. Karlan, M.D., David Della Penta and Edward F. Voboril. During 2011, Dr. Richard G. Nadeau, a former member of the Board chaired this committee and as of April 2012, Mr. Besbeck chairs this committee. The members of the Nominating and Governance Committee are all independent directors within the meaning of the applicable Nasdaq rules. The Nominating and Governance Committee operates pursuant to a written charter.

In carrying out its function to nominate candidates for election to our Board, the Nominating and Governance Committee considers the mix of skills, experience, character, commitment, and diversity of background, all in the context of the requirements of our Board at that point in time. Our Nominating and Governance Committee believes that each candidate should be an individual who has demonstrated integrity and ethics in such candidate’s personal and professional life, has an understanding of elements relevant to the success of a publicly-traded company and has established a record of professional accomplishment in such candidate’s chosen field. Each candidate should be prepared to participate fully in our Board of Director activities including attendance at and active participation in meetings of our Board, and not have other personal or professional commitments that would, in our Nominating and Governance Committee’s judgment, interfere with or limit such candidate’s ability to do so. Our Nominating and Governance Committee has no stated specific minimum qualifications that must be met by a candidate for a position on our Board. Our Board has adopted a retirement policy for directors, which provides that any director who reaches the age of 72 while serving as a director must retire from the Board effective at the end of his or her then current term.

In evaluating candidates for certain positions on our Board, our Nominating and Governance Committee evaluates additional criteria, including the following: financial or accounting expertise, industry expertise, accomplishment in designing, marketing, manufacturing and distributing medical instruments and other experience relevant to the medical industry and public companies of a size comparable to IRIS, and experience in investment banking, commercial lending or other financing activities. Our Nominating and Governance Committee also considers previous performance of candidates that are or have been members of our Board.

Our Nominating and Governance Committee’s methods for identifying candidates for election to our Board (other than those proposed by our stockholders, as discussed below) include the solicitation of ideas for possible candidates from a number of sources including our executives, individuals personally known to the members of our Board, and other research. Our Nominating and Governance Committee uses the services of third-party search firms from time to time to identify suitable candidates for service on the Board.

The Nominating and Governance Committee will consider nominees recommended by stockholders. A stockholder that desires to recommend a candidate for election to the Board must direct the recommendation in writing to us at our principal offices (Attention: Corporate Secretary) and must include the name and address of the stockholder recommending the candidate; the candidate’s name and address; the class or series and number of shares of capital stock of IRIS which are owned beneficially and of record by the stockholder making the recommendation; a representation that the holder is a stockholder entitled to vote his or her shares at the annual meeting and intends to vote his or her shares in person or by proxy for the person or persons nominated in the notice; a description of all arrangements or understandings between the stockholder supporting the nomination and each nominee; any other information concerning the proposed nominee that we would be required to include in a proxy statement if our Board made the nomination; and the consent of the nominee to serve as director if elected. For a stockholder recommendation to be considered by the Nominating and Governance Committee as a potential candidate at an annual meeting, nominations must be received on or before the deadline for receipt of stockholder proposals for such meeting. If a stockholder decides to nominate a candidate for director and solicits proxies for such candidate, the stockholder will need to follow the rules set forth by the SEC and in our bylaws as they pertain to director nominations.

Board Leadership Structure. César M. García currently holds the positions of Chairman of the Board, President and Chief Executive Officer of IRIS. Our Corporate Governance Guidelines provide that whenever the Chairman of the Board is not an” independent” director, there shall be a Lead Director. The Lead Director is an independent director appointed annually by the Board after the annual meeting of stockholders, and he or she serves at the pleasure of the Board. In April 2012, the Board reappointed Edward F. Voboril to serve as Lead Director. The Lead Director, in collaboration with our Chairman, is responsible for preparing a list of annual performance objectives for our Board and supervising performance evaluations of our Board and its standing committees. The Lead Director facilitates our Chief Executive Officer’s performance evaluation and goal setting process with the independent directors. Further, the Lead Director collaborates with the Compensation Committee to determine our Chief Executive Officer’s compensation levels and review Chief Executive Officer succession planning. The Lead Director, in collaboration with our Chairman and the Nominating and Governance Committee, also is responsible for making recommendations to our Chairman regarding committee members and the chairs of our standing committees. Finally, the Lead Director is responsible for ensuring direct communication with our Board when and if requested by major stockholders and for promoting open communication among all members of our Board.

We believe that combining the roles of Chairman and Chief Executive Officer and having an independent Lead Director whose responsibilities closely parallel those of an independent Chairman best accomplishes the goals of allowing the Board to provide independent oversight and hold management accountable, while ensuring that a corporate strategy is pursued which optimizes long-term shareholder value.

Board’s Role in Risk Oversight. The Board is actively involved in the oversight of risks that could affect IRIS. This oversight is conducted primarily through the Audit Committee, but the full Board has retained responsibility for general oversight of risks. The Audit Committee considers and reviews with our independent public accounting firm and management the adequacy of our internal controls, including the processes for identifying significant risks and exposures, and elicits recommendations for the improvements of such procedures where desirable. In addition to the Audit Committee’s role, the full Board is involved in oversight and administration of risk and risk management practices by overseeing members of senior management in their risk management capacities. Members of our senior management have day-to-day responsibility for risk management and establishing risk management practices, and members of management are expected to report matters relating specifically to the Audit Committee directly thereto, and to report all other matters directly to the Board as a whole. Members of our senior management have an open line of communication to the Board and have the discretion to raise issues from time-to-time in any manner they deem appropriate, and management’s reporting on issues relating to risk management typically occurs through direct communication with directors or committee members as matters requiring attention arise. Members of our senior management regularly attend portions of the Board’s regularly scheduled meetings, and make presentations to the Board on financial and operational matters, which presentations often include a discussion of risks related to our business. Management also provides the Board with an annual enterprise risk assessment, which identifies the most significant business risks facing IRIS, and the steps taken or to be taken by management to mitigate or eliminate these risks.

In addition to the Audit Committee, the Compensation Committee considers the risks that may be implicated with executive compensation.

The full Board has evaluated IRIS’ overall compensation policies and practices for its employees to determine whether such policies and practices create incentives that can affect IRIS’ risk and management of that risk, and has further assessed whether any risks arising from these policies and practices are reasonably likely to have a material adverse effect on us, and the board has concluded that the risks arising from our policies and practices are not reasonably likely to have a material adverse effect on us.

The Compensation Committee and the Board, in connection with their assessment of performance criteria for fiscal 2012, concluded that while the criteria or targets reward prudent risk-taking in support of our objectives, they do not encourage or promote inappropriate risk-taking by the participants.

Director Compensation

The general policy of the Board is that compensation for non-employee directors should be a mix of cash and equity-based compensation. We do not pay management directors for Board service in addition to their regular employee compensation. The Compensation Committee, which consists solely of independent directors, has the primary responsibility for reviewing and considering any revisions to director compensation. Our Board reviews the Compensation Committee’s recommendations and determines the amount and type of director compensation.

The Compensation Committee can engage the services of outside advisers, experts, and others to assist the committee. During 2011, the Compensation Committee did not use an outside adviser to assist in setting director compensation.

Non-employee director compensation consists of the following elements:

•	annual retainer of $42,000;

•	lead director - additional retainer fee of $20,000;

•	standing committee chairpersons - additional retainer fees of $8,000 for each of the Audit Committee, Compensation Committee and Nominating and Governance Committee;

•	standing committee membership - additional retainer fees of $10,500 for each of the Audit Committee, Compensation Committee and Nominating and Governance Committee;

•

ad hoc committee membership – per meeting fees of $1,000 to each member of an ad hoc committee other than its chairman, and $1,500 to the chairman of an ad hoc committee, for such director’s attendance in-person or by telephone at a meeting of at least 30 minutes in length;

•	travel stipend of $1,250 per day, for travel more than four hours, when attending Board and committee meetings, and other Board related activities; and

•

annual equity compensation of $100,000, 50% in the form of a fully vested stock award and 50% in the form of non-qualified stock options with a term of 7 years and which vests over a one year period, which equity awards are made immediately following election or appointment to the Board.

If a non-employee director is appointed to the Board in between annual stockholder meetings, the annual compensation payable to that director is pro-rated for the remaining portion of the term in which the director is appointed to the Board, and the pro-rated portion of the equity compensation payable to that director vests over the remaining portion of the term in which the director is appointed to the Board.

Upon a non-employee director’s initial election or appointment to the Board, the director also receives a one-time award of equity compensation of $100,000, 50% in the form of a fully vested stock award and 50% in the form of non-qualified stock options with a term of 7 years and which vests over a one year period, which equity awards are made immediately following election or appointment to the Board.

In May 2011, in an effort to preserve the number of shares that remained available for award to employees under our 2007 Stock Incentive Plan, our Board modified the allocations of compensation to be paid to our non-employee directors. The annual cash retainer was increased by $25,000 to $67,000, and the annual equity compensation was decreased by $25,000 to $75,000 and was payable entirely as a fully vested stock award pursuant to the 2007 Stock Incentive Plan.

The following table details the total compensation earned by our non-employee directors in 2011.

Director Compensation

Director	Fees Earned or Paid in Cash	Stock Awards(1)	All other Compensation(2)	Total
Steven M. Besbeck (3)	$85,500	$75,004	$2,500	$163,004
David T. Della Penta (4)	$77,500	$75,004	$12,500	$165,004
Beth Y. Karlan, M.D. (5)	$77,500	$75,004	$2,500	$155,004
Michael D. Matte(6)	$88,000	$75,004	$15,000	$178,004
Richard G. Nadeau(7)	$96,000	$75,004	$12,500	$183,504
Rick Timmins (8)	$77,500	$75,004	$10,000	$162,504
Edward F. Voboril (9)	$108,000	$75,004	$11,250	$194,254
Stephen E. Wasserman (10)	$85,500	$75,004	$10,000	$170,504

(1)	These amounts represent the grant date fair value of the stock and stock option awards determined in accordance with ASC Topic 718, Equity and Stock Based Compensation. The assumptions used in determining the grant date fair values of these awards are set forth in the notes to the our consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended December 31, 2011 as filed with the SEC on March 12, 2012.
(2)	These amounts reflect travel stipends of $1,250 per day, for travel more than four hours, when attending board and committee meetings as follows: Mr. Besbeck – 2 days; Mr. Della Penta — 10 days; Dr. Karlan – 2 days; Mr. Matte – 12 days; Dr. Nadeau – 10 days; Mr. Timmins — 8 days; Mr. Voboril – 9 days; and Mr. Wasserman – 8 days.
(3)	Mr. Besbeck served as Chairman of the Audit Committee during 2011.
(4)	Mr. Della Penta served as a member of the Compensation Committee and an ad hoc committee during 2011.
(5)	Dr. Karlan served as a member of the Nominating and Governance Committee during 2011.
(6)	Mr. Matte served as a member of both the Audit Committee and the Compensation Committee during 2011.
(7)	Dr. Nadeau served as Chairman of the Nominating and Governance Committee and as a member of the Compensation Committee during 2011.
(8)	Mr. Timmins served as a member of the Audit committee and on an ad hoc committee during 2011.
(9)	Mr. Voboril served as Lead Director and as a member of the Nominating and Governance Committee, the Compensation Committee and an ad hoc committee during 2011.
(10)	Mr. Wasserman served as Chairman of the Compensation Committee during 2011.

Stock Ownership Guidelines for Non-Employee Directors

The Board has established stock ownership guidelines for non-employee directors. Each non-employee director is expected to own IRIS common stock-based holdings equal in value to at least three times the cash component of the annual retainer for service on the Board, excluding retainers and other amounts paid for service as lead director or on committees of the Board. Each non-employee director is expected to achieve this level of ownership by the later of April 23, 2013 or the third anniversary of his or her election to the Board.

The share ownership of the non-employee directors is reported below, and is based on the closing market price of our common stock (which was $9.35 on December 30, 2011):

Director	Current Ownership Guideline as a Multiple of Annual Cash Retainer Fee	Ownership as a Multiple of Annual Cash Retainer Fee as of December 31, 2011
Steven M. Besbeck	3	8.81
David T. Della Penta.	3	4.41
Beth Y. Karlan, M.D.	3	3.47
Rick Timmins	3	3.04
Edward F. Voboril	3	6.67
Stephen E. Wasserman	3	6.14

Compensation Committee Interlocks and Insider Participation

During 2011, David T. Della Penta, Michael D. Matte, Richard G. Nadeau, Edward F. Voboril and Stephen E. Wasserman served on the Compensation Committee. None of these committee members were officers or employees of IRIS during 2011, and qualify as independent directors pursuant to applicable Nasdaq rules. During 2011, none of our executive officers served on the compensation committee (or equivalent), or the board of directors, of another entity whose executive officer(s) served on our Compensation Committee or Board.

Code of Ethics

We have adopted a Code of Ethical Conduct that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, as well as to our other employees and directors generally. We post a copy of our Code of Ethical Conduct on our website at www.proiris.com/our_company/Corporate_Governance.php.

Section 16(A) Beneficial Ownership Reporting Compliance

Under Section 16(a) of the Securities Exchange Act of 1934, our directors and officers and our significant stockholders (defined by statute as stockholders beneficially owning more than 10% of our common stock) are required to file with the Securities and Exchange Commission and IRIS reports of ownership, and changes in ownership, of common stock. Based solely on a review of the reports received by us, we believe that, during the year ended December 31, 2011, all of our officers, directors and significant stockholders complied with all applicable filing requirements under Section 16(a), except as follows: one annual statement of changes in beneficial ownership on Form 5 was filed by Richard A. O’Leary, reporting late five same day purchases of common stock during 2011 that were not timely reported on Form 4.

COMPENSATION DISCUSSION AND ANALYSIS

Philosophy on Executive Compensation

IRIS’ compensation strategy is built around our desire to hire and retain the most talented executives and employees in the industry. We believe that a strong management team is necessary to realize our operating goals of achieving significant market share and profitability by delivering the best products and service in our industry at competitive prices in a positive and rewarding working environment for our employees.

We strive to exceed our customers’ expectations through exceptional service at every point of contact and through products and services that meet their needs. In order to achieve these goals, we must attract, retain and properly motivate exceptional executives.

Our executive compensation program is designed to:

•	motivate and retain executive officers,

•	reward the achievement of short-term and long-term performance goals,

•	establish an appropriate relationship between executive pay and short-term and long-term performance,

•	avoid excessive risk taking by management; and,

•	align executive officers’ interests with those of our stockholders.

We attempt to achieve these objectives by offering a compensation program comprised of base salary, annual cash incentive awards, and equity-based compensation, including performance-based equity beginning in 2011 for our Chief Executive Officer and 2012 for our other executive officers.

Our executive compensation strategy is to provide compensation opportunities between the 50th and 65th percentiles of market, depending on the compensation component and assuming acceptable levels of performance achievement. Specifically, the annual compensation program is intended to:

•	Target base salary levels at the 50th percentile of market in aggregate;

•	Provide target bonus opportunities to earn 50th percentile total cash compensation (base salary plus annual cash bonus) for achieving key business objectives and results; and

•	Grant long-term incentives annually such that total direct compensation (total cash plus long-term incentive) aligns with 65th percentile competitive levels if performance objectives are achieved.

Developments in our Executive Compensation Practices

Our Compensation Committee regularly evaluates our compensation practices, to ensure that our executive compensation programs are consistent with our stated objectives. Our Compensation Committee also recognizes market-wide concerns over companies’ accountability to stockholders in their executive compensation programs, and public companies like IRIS are now required to hold an advisory vote on compensation practices for executive officers (commonly referred to as a “say on pay” proposal). Our Compensation Committee will evaluate whether to make changes to our compensation programs to the extent necessary to align the programs with our compensation objectives and to address market-wide or company-specific concerns about our executive compensation program.

Our stockholders voted on a “say on pay” proposal at our 2011 annual stockholders meeting. Our stockholders overwhelmingly supported our executive compensation practices at the 2011 annual meeting, with 79% of the shares voting on the proposal voting in favor of the compensation of our executive officers. While our Compensation Committee was pleased with this result, and considered the 2011 “say on pay” vote as general support for our compensation practices from our stockholders, the committee was nonetheless cognizant of two negative results from the 2011 annual meeting, notably:

•

our stockholders voted against adoption of the of the IRIS International, Inc. 2011 Omnibus Incentive Plan, which we intended to use to grant long-term equity incentive awards to our executive officers and other eligible employees; and

•	all of our director nominees received a greater number of votes “withheld” from his or her election than votes “for” such election.

The Compensation Committee considered all of the voting results from the 2011 annual meeting in its subsequent deliberations on executive compensation, which voting results were a factor in the committee’s decision to make changes in our compensation practices in 2012 that are intended to improve the link between incentives and operating performance, as well as improve corporate governance. During the first quarter of 2012, the Compensation Committee implemented changes to executive compensation discussed below. At our 2012 annual stockholders meeting, our stockholders again overwhelmingly supported our executive compensation practices, with approximately 77% of the shares voting on our 2012 “say on pay” proposal voting in favor of the compensation of our executive officers.

Performance-Based RSUs. For the first time, we granted our executive officers and other senior level employees, performance-based restricted stock unit awards, or PRSUs, which comprise 50% of the total long-term equity incentive shares and value granted to these recipients for fiscal year 2012. We granted these PRSUs in lieu of equity awards that vest over time, which historically have comprised 100% of the long-term equity incentives granted by IRIS. The 2012 PRSUs will vest only if we achieve certain two-year adjusted revenue and adjusted operating income growth objectives over the two-year performance period between January 1, 2012 through December 31, 2013, as follows (with linear interpolation if performance is between the points shown):

50% of PRSUs	Two-Year Adjusted Revenue Growth
	Adjusted Revenue Growth	Percent of Target Achieved	PRSUs Earned as a Percent of Target
Threshold	8.3%	50%	0%
Target	16.6%	100%	100%
Maximum	20.8%	125%	125%

50% of PRSUs	Two-Year Adjusted Operating Income Growth
	Adjusted Operating Income Growth	Percent of Target Achieved	PRSUs Earned as a Percent of Target
Threshold	100%	59%	0%
Target	170%	100%	100%
Maximum	213%	125%	125%

“Adjusted Revenue” means the actual revenue for fiscal year 2013, determined from our final, audited financial statements, adjusted to exclude (i) revenues from businesses acquired from and after January 1, 2012 and (ii) net licensing revenues, and “Adjusted Operating Income” means the actual operating income for fiscal year 2013, determined from our final, audited financial statements, adjusted to exclude the effects of (i) acquisitions (including charges incurred in connection therewith and revenues and expenses of the acquired business), (ii) restructuring charges and impairments, (iii) net licensing revenues, (iv) the medical device excise tax, and (iv) any extraordinary, unusual or non-recurring expenses or losses.

If the performance objectives have been achieved, the earned portion of the PRSUs will vest 2/3 on the date the Compensation Committee certifies achievement of the performance objectives following the end of the two-year performance period, and the remaining 1/3 will vest in four equal quarterly installments thereafter assuming the recipient continues to provide services to us through the applicable vesting dates.

The balance of the 2012 long-term equity incentives granted to our executive officers and senior level employees consist of time-based restricted stock unit awards, or RSUs, that vest over a four year service period in accordance with our historical compensation practices.

Modification of CEO’s 2011 Equity Awards. Concurrently with the grant of the 2012 PRSUs, we amended Mr. García’s 2011 equity awards to make 50% of the 2011 RSUs that were scheduled to vest after March 2012 (18,750 RSUs) and 50% of the unvested portion of his 2011 stock options (18,750 options) contingent on the same two-year adjusted revenue and adjusted operating income growth goals as were used for the 2012 PRSU awards. Mr. García’s 2011 PRSUs and performance-based stock options will fully vest, if at all, upon achieving the same performance objectives and subject to the same earnout schedule that we established for the 2012 PRSUs, except that Mr. García will not be entitled to earn more than 100% of the target amount of his PRSUs and performance-based stock options. These previously time-vested awards are now at risk subject to goal achievement, with no corresponding upside potential for if the goals are exceeded. We made this change with Mr. García’s cooperation, to recognize that time-vested options and RSUs are not performance-based and to show a commitment to performance-based pay.

Modification of What Constitutes a “Change in Control.” We modified the definition of “change in control” in our executive employment agreements to provide that a change in control will occur upon consummation, and not simply shareholder approval, of certain fundamental transactions affecting IRIS. See Executive Compensation—Potential Payments Upon Termination or Change in Control in this information statement for the new definition of change in control and a discussion of payments that our named executive officers might be entitled to in connection with a change in control. We made this change to avoid possibly having to pay severance to a terminated executive following shareholder approval of certain fundamental transactions affecting IRIS, like a merger or asset sale, when the transaction is not actually consummated.

Modification of Severance Terms. We modified the manner in which we calculate severance payable to executive officers whose employment is terminated following a change in control. Previously, a portion of the severance payable to an executive officer who is terminated following a change in control was based on a multiple of the average annual bonus actually paid to the executive officer for the two fiscal years preceding his termination. We modified this severance term to provide that the payment would be based on a multiple of the target bonus the executive is eligible to earn under our management incentive bonus plan for the fiscal year in which the termination occurs or, if such target bonus has not yet been determined, the last target bonus established for such executive officer. We made this change to avoid treating differently an executive who had not been employed with us for long enough to receive a cash bonus for two fiscal years, and to make all executives’ severance pay based on a more current measure of their compensation.

Determining Executive Compensation

The Compensation Committee of our Board is primarily responsible for determining the annual salaries and other compensation of executive officers. The Compensation Committee has adopted a general approach of compensating executives with cash salaries commensurate with the role, experience, and expertise of the executive. The committee uses the competitive median salary paid to executives at comparable companies as a guide, as well as consideration of the relative importance of the executive to IRIS. To reward executives for their contributions to the achievement of company-wide performance goals, incentive target bonus awards are established at a level designed to ensure that when such payouts are added to the executive’s base salary, the target total cash compensation for meeting performance expectations will be near the median to comparable companies (with above-median compensation opportunities for exceeding performance goals). In addition, to align our executives’ compensation with our business strategies, values and management initiatives, both short and long term, executive officers are provided with long-term performance incentives.

To understand the compensation levels of executive officers at other publicly traded companies, we periodically collect information regarding peer company compensation levels from a variety of sources, including proxy statements and compensation reports and surveys published or prepared by compensation consulting firms. Using this information, we generally establish compensation opportunities (including salary, the target cash bonus and equity-based compensation) between the median and 65th percentile of our counterparts at comparable companies. The actual amount of compensation delivered may be more or less depending on goal achievement and stock price during the year and over several years.

The Chief Executive Officer makes compensation recommendations for named executive officers (other than the Chief Executive Officer) and other senior executives. He actively participates in the annual executive compensation assessment (other than for the CEO position). In developing his recommendations, the CEO takes into account a number of factors, including individual performance and contribution level, current compensation relative to market, past awards, compensation level relative to internal peer positions, and internal compensation expense budgets. The Chief Executive Officer does not attend executive sessions of the Board or meetings where his own compensation is being determined.

The independent directors of the Board conduct a formal performance review of the named executive officers, including the Chief Executive Officer, which includes an assessment of financial and non-financial accomplishments. At the beginning of each fiscal year, the Compensation Committee develops management performance objectives for the named executive officers and assigns weights to each objective, which vary differently from year to year depending on the company’s priorities. These objectives are then submitted to the independent directors of the Board for approval. At the conclusion of each fiscal year, the independent directors then evaluate the named executive officers’ actual performance against the pre-established objectives to determine compensation awards for the named executive officers. The Chief Executive Officer actively participates in establishing the management performance objectives and evaluating performance against those objectives for the named executive officers (other than the Chief Executive Officer).

The Compensation Committee has clawback authority to recoup bonuses paid prior to an accounting restatement. Should a restatement of earnings occur upon which incentive compensation awards were based, the Compensation Committee has the discretion to take necessary actions to protect the interests of stockholders, including actions to recover such awards.

The Compensation Committee has the authority to engage the services of one or more independent compensation consultants to provide advice on executive compensation matters. The Compensation Committee has the discretion to hire and fire the compensation consultant, as described in the Compensation Committee’s charter. The Compensation Committee determines the scope of the consultant’s engagement and compensation for the consultant’s services. The compensation consultant may not provide any services to IRIS other than advice on compensation matters, and works with management only at the request and subject to the oversight of the Compensation Committee Chairman. Management reviews consultant invoices, and approves and remits payment in accordance with the terms of the engagement.

In April 2010, the Compensation Committee engaged the services of Frederic W. Cook & Co., Inc., or FW Cook, an executive compensation consulting firm, to conduct an independent review of our direct compensation program for senior executive officers, including our Chief Executive Officer. FW Cook compared the compensation of our senior executive officers to a peer group of publicly traded companies. The peer group selection criteria used by FW Cook consisted of medical device and diagnostics companies with revenue and market capitalization between approximately one-third and three times IRIS’ revenue and market capitalization at the time they were selected. IRIS’ revenue size was generally in the middle of the peer group when the peers were selected (i.e., a generally equal number of smaller and larger companies). Based on these objective criteria, which were intended to recognize pay practices related to both IRIS’ industry and size, the Compensation Committee selected the following eighteen peer group companies taking into account input from management and the recommendation from FW Cook:

Abaxis, Inc.	Merit Medical Systems
Angiodynamics	Micrus Endo
Clarient	Natus Medical
Digirad	OraSure Tech
Genomic Health	Quidel
Genoptix	SenoRX
Kensey Nash	Sonosite
Luminex	Spectranetics
Meridian	Stereotaxis

In addition, FW Cook augmented its proxy information survey with life sciences compensation surveys. The consultants benchmarked our senior executive officer compensation against our peer group companies and analyzed both the executives’ total direct compensation and long-term incentive compensation.

Compensation Elements

Our compensation package for executive officers consists of base salary, annual cash incentive (bonus) awards, and long-term equity-based compensation. The executive officers are also eligible to participate in all of our employee benefit plans. Our Chief Executive Officer also is entitled to the use of a company car, a perquisite reserved exclusively for our most senior officer. During 2011, our Chief Executive Officer and Chief Technology Officer also earned supplemental cash incentive awards, which were outside of the regular bonus program (no such supplemental incentives exist for 2012) and are explained further below.

Base Salaries. We provide competitive base salaries to pay for day-to-day service in light of each individual’s duties and responsibilities, experience, expertise and individual performance. The salaries are generally set to approximate the 50th percentile market levels for the positions at each level, although there may be modest variations by individual to recognize the importance of the position or the experience of the individual.

Individual salary levels are determined based on assessments of:

•	Internal job responsibilities;

•	Experience in role; and

•	Market levels for comparable positions.

Salary increases are determined based on an assessment of individual performance in the role and relative to individual objectives established for the year.

In February 2011, we increased base salaries of the named executive officers, which increase was retroactive to January 1, 2011 consistent with historical practices. We also increased base salaries in February 2012 retroactive to January 1, 2012. Base salaries for 2010, 2011 and 2012 for the named executive officers who were serving in such capacity as of February 2012 are as follows:

Executive	2010 Base Salary	2011 Base Salary	2012 Base Salary
César M. García	$425,000	$450,000	$465,000
Amin Khalifa (1)	$315,000	$315,000	$330,750
Thomas H. Adams	$310,000	$320,000	$332,800
Richard A. O’Leary (2)	—	$235,000	$246,750
Thomas E. Warekois	$325,000	$335,000	$351,750

(1)	Mr. Khalifa joined IRIS in October 2010, and was not eligible for an increase in base salary in 2011.
(2)	Mr. O’Leary joined IRIS in February 2011.

Annual Cash Bonus. Pursuant to our Management Incentive Bonus Plan, or MIBP, we provide eligible employees, including the Chief Executive Officer and other named executive officers, the opportunity to earn annual cash awards upon achieving predetermined performance goals and objectives. The purpose is to reward attainment of company/divisional financial goals and individual performance objectives, with threshold, target and maximum award opportunities expressed as a percentage of base salary. Target bonuses generally vary by executive level and are set at levels that, when combined with base salaries, will deliver market 50th percentile levels of total cash compensation if performance objectives are met (which target annual cash compensation position was confirmed by the FW Cook market study provided to the Compensation Committee in July 2010).

The following are our 2011 target annual cash bonus opportunities as a percentage of salary for our named executive officers:

Executive	Target
César M. García	70%
Amin Khalifa	40%
Thomas H. Adams	40%
Richard A. O’Leary	40%
Thomas E. Warekois	40%

The annual bonus structure provides for payouts above target if performance warrants. Therefore, a range of opportunities is also defined as a percentage of target:

•	Threshold – 50% of target bonus

•	Maximum – 150% of target bonus

We select different corporate and divisional financial performance metrics and individual performance objectives to reward performance and to motivate desired behaviors. Performance weightings vary by executive. For the Chief Executive Officer and Chief Financial Officer, weightings are generally 50% for company/financial goals, which are a weighted mix of 40% revenue and 60% EPS to reflect these officers’ responsibility for overall company financial performance, and 50% for individual goals. For division heads, such as Mr. Warekois, the weightings include a smaller weighting for company/financial goals and a larger weighting for divisional/financial goals, which generally are an equally weighted mix of divisional revenue and divisional operating income, to reflect these officers’ responsibility for the financial performance of the divisions they head. The balance of the division heads’ weightings are for individual goals. For Dr. Adams, our Chief Technology Officer, and for Richard O’Leary, our Corporate Vice President, Human Resources and Administration, their weightings are more heavily focused on individual goals, as their management responsibilities have significantly less of an impact on the company’s short term financial performance.

The rationale for the mix of financial and strategic objectives is to recognize that IRIS must keep its existing core business growing and profitable, while at the same time continuing to achieve milestones for long term development programs that may not be immediately profitable, but should result in future growth, competitive strength and increased shareholder value. The portion of the bonus award based on financial measures is therefore focused on managing IRIS’ existing commercial businesses, while the portion focused on strategic goals emphasizes the development of new medical and diagnostic business opportunities that have the potential to be highly profitable in future periods. IRIS considers both EPS and revenue, at the company level, and divisional revenue and divisional EPS, at the divisional level, in the portion of the bonus plan that is focused on financial performance because we believe top line growth and profitable operations are both equally necessary to support and increase the stock price for investors. However, milestones and non-financial objectives are also used because much of our success does not depend on revenue producing diagnostics test, but rather will come from successfully developing next-generation tests in R&D programs that do not produce current revenue.

We generally do not pay annual bonuses unless the company achieves a threshold EPS performance level established for the year. Therefore, it is possible to earn no bonus despite achieving strategic goals and individual objectives, due to company and/or divisional financial goals not being met.

Additionally, to be eligible for an annual bonus, generally an executive must achieve at least an aggregate of 50% of the executive’s overall financial and strategic goals and individual objectives.

Finally, our CEO and CTO had supplemental bonus opportunities in 2011 for achieving critical partnership and R&D milestones that were outside of the normal MIBP.

Financial Performance Objectives

Our 2011 annual bonus financial goals for our named executive officers and 2011 actual financial results are summarized as follows:

	Financial Performance Objectives
Executive	Metrics	Weight	Threshold	Target	Maximum	Actual
César M. García	Corp. Revenue	20%	$114M	$120M	$130M	$118.3M
	Corp. Non-GAAP EPS	30%	$0.17	$0.20	$0.29	$0.19

Amin Khalifa	Corp. Revenue	20%	$114M	$120M	$130M	$118.3M
	Corp. Non-GAAP EPS	30%	$0.17	$0.20	$0.29	$0.19

Thomas H. Adams	Corp. Revenue	10%	$114M	$120M	$130M	$118.3M
	Corp. Non-GAAP EPS	for both	$0.17	$0.20	$0.29	$0.19

Richard A. O’Leary	Corp. Revenue	20%	$114M	$120M	$130M	$118.3M
	Corp. Non-GAAP EPS	for both	$0.17	$0.20	$0.29	$0.19
Thomas E. Warekois	Corp. Revenue	5% for	$114M	$120M	$130M	$118.3M
	Corp. Non-GAAP EPS	both	$0.17	$0.20	$0.29	$.019
	Div. Revenue	20%	$97.5	$102.8M	$108.2	$103.6M
	Div. Non-GAAP EPS	25%	$0.69	$0.78	$0.87	$0.77

In measuring our actual corporate earnings per share against the corporate earnings per share objectives for 2011, we used a non-GAAP measure of EPS that excludes all restructuring charges associated with the Arista Molecular and Iris Diagnostics Division R&D restructurings that occurred in October 2011. With respect to Mr. Warekois, in measuring actual divisional earnings per share for the Iris Diagnostics Division against the divisional earnings per share objectives for 2011, we also used a non-GAAP measure of divisional EPS that excludes all restructuring charges associated with the Iris Diagnostics Division R&D restructuring. Both restructurings were not contemplated at the time the 2011 corporate and divisional EPS objectives were created, but the restructuring costs were determined by our Compensation Committee to be extraordinary costs, and were therefore excluded by the Compensation Committee in its discretion in calculating EPS for purposes of awarding bonuses to our executive officers. However, no operating costs were excluded from the EPS calculation.

Each of our named executive officers achieved 92% of the corporate revenue objective, as actual revenue of $118.3 million was only slightly below target revenue of $120 million, notwithstanding that revenues from Arista Molecular were significantly below budgeted revenues for that division. Each of our named executive officers achieved 83% of the non-GAAP earnings per share objective as actual non-GAAP earnings per share of $0.19 was only slightly below target of $0.20. Mr. Warekois achieved 107% of his divisional revenue objective, as actual divisional revenues of $103.6 million were higher than target revenues of $102.8 million, and 100% of his divisional non-GAAP earnings per share objective, as actual divisional non-GAAP earnings per share of $0.77 was substantially equal to target of $0.78.

Each of the named executive officers other than Mr. Warekois achieved a blended financial performance objective score of 88%. Mr. Warekois, who was also measured based on divisional financial performance, achieved a blended financial performance objective score of 102%.

Strategic / Individual Performance Objectives

Our 2011 annual strategic goals and individual objectives for our named executive officers are summarized as follows:

Executive	Weighting	Strategic / Individual Performance Objectives
César M. García	50%	(1) Execution of new business initiatives, (2) new products, and (3) other contributions.
Amin Khalifa	50%	(1) Organizational build out, (2) improve business forecasting and analysis, and (3) other contributions.
Thomas H. Adams	90%	(1) provide all additional data requested by the FDA for NADiA ProsVue submission by Q1-11, (2) attain NADiA ProsVue clearance by Q2-11, (3) develop a certain assay based on NADiA for use by Arista Molecular, (4) develop an additional assay based on NADiA for use by Arista Molecular, (5) complete the development agreement with Fujirebio by March, 2011, and (6) other contributions.
Richard A. O’Leary	80%	(1) develop, streamline and align certain human resources policies, (2) identify three areas of improvement based on the 2010 employee climate survey and improve those three areas as measured by the results of the 2011 employee climate survey, (3) implement a succession planning process, (4) collaborate and support certain business initiatives such as the restructuring and downsizing of Arista Molecular, and (5) other contributions.
Thomas E. Warekois	50%	(1) Improve the Diagnostics division PDP process, and (2) commercialization of new products, (3) continue development of commercial excellence and opportunities, and (4) other contributions.

The Compensation Committee determined that the named executive officers achieved the following percentages of their 2011 strategic goals and individual objectives:

César M. García. Mr. García achieved 86% of his strategic and individual objectives, as follows: He achieved 50% of objective #1 due to Arista Molecular failing to meet certain financial milestones, 100% of objective #2, due to the FDA clearance and successful commercial launch of iChemVELOCITY in March 2011, obtaining FDA clearance of NADiA ProsVue in the third quarter of 2011 and progress in the development of IRIS’ 3GEMS hematology and 3GEMS UA platforms, and 100% of objective #3 due to other contributions, including successfully realigning the Iris Diagnostics R&D group, successfully downsizing Arista Laboratories and integrating it with Iris Molecular Diagnostics, and commencement of several strategic initiatives related to achieving more predictable outcomes in R&D and succession planning and organizational development, which are expected to increase long term shareholder value. Mr. García’s overall combined score for both financial and strategic goals and individual objectives was 86%.

Amin Khalifa. Mr. Khalifa achieved 100% of his strategic and individual objectives, as follows: He achieved 100% of objective #1 as a result of assisting with the integration of Arista Molecular and improving the overall depth of the finance department, 100% of objective #2 as a result of improving financial forecasting guidance provided to investors, and 100% of objective #3 for other contributions and discretionary factors. Mr. Khalifa’s overall combined score for both financial and strategic goals and individual objectives was 93%.

Thomas H. Adams. Dr. Adams achieved 93% of his strategic and individual objectives, as follows: He achieved 100% of objective #1, 100% of objective #2 as NADiA ProsVue was cleared by the FDA in the third quarter of 2011 with expanded and strengthened claims, and 100% of objective #3. He achieved 60% of objective #4 as development of this test was only partially completed. He achieved 100% of objective #5 as the development agreement with Fujirebio was signed in March 2011, and 100% of objective #6 for other contributions and discretionary factors. Dr. Adams’ overall combined score for both financial and strategic goals and individual objectives was 93%.

Richard A. O’Leary. Mr. O’Leary achieved 103% of his strategic and individual objectives, as follows: He achieved 100% of objective #1, 100% of objective #2 based on the results of the 2011 employee climate survey, 80% for objective #3 as a result of developing a succession plan. He achieved 100% of objective #4 as IRIS implemented a successful re-organization of Arista Molecular and the Iris Diagnostics division R&D group and Iris Sample Processing was re-organized in preparation for the commercial launch of the ThermoBrite Elite in the first quarter of 2012, and 120% of objective #5 for other contributions and discretionary factors. Mr. O’Leary’s overall combined score for both financial and strategic goals and individual objectives was 100%.

Thomas E. Warekois. Mr. Warekois achieved 92% of his strategic and individual objectives, as follows: He achieved 75% of objective #1 as the new PDP process was not fully completed, 95% of objective #2 as most of the new products have been successfully commercialized, 90% of objective #3 as customer loyalty scores were slightly lower in 2011, and 100% of objective #4 for other contributions and discretionary factors. Mr. Warekois’ overall combined score for both financial and strategic goals and individual objectives was 97%.

The named executive officers’ MIBP target cash bonus amounts and MIBP actual cash bonus amounts for 2011 are reported below:

	2011 MIBP Amounts
Officer	Target	Actual
Ceśar M. García	$315,000	$270,900
Amin I. Khalifa	$126,000	$117,200
Thomas H. Adams	$128,000	$119,100
Richard O’Leary.	$94,000	$94,000
Thomas E. Warekois	$134,000	$130,000

We may also award from time to time on a discretionary basis, supplemental cash incentives to executives to reward extraordinary achievements or to motivate specific behaviors. During 2011, we established special milestone-based goals for Mr. García because they were critical to our long-term success. The performance goals established in February 2011 were to ship a target quantity of our iChemVELOCITY Automated Chemistry Analyzers in the United States, and to attain the first development milestone for our 3GEMS hematology program. If both goals were achieved, we agreed to provide a special one-time cash award of $250,000. Both were achieved in April 2011 and the incentive was paid. We also awarded Dr. Adams a supplemental cash bonus in April 2011 of $30,000 for his attainment of a critical performance objective, the signing of the development agreement with Fujirebio, Inc.

Long-term (Equity) Incentives. Annual awards of equity compensation are generally set to approximate the market 50th to 60th percentile levels, with an eye towards target total direct compensation between the median and 65th percentile (averaging close to the 60th percentile). Officers’ awards are granted within the guidelines based on their performance in the previous year, the importance of their role in the current year, and a subjective assessment of the difficulty in achieving IRIS’ new corporate goals.

We deliver the long-term incentive value through a mix of stock options and restricted stock units, or RSUs, to our employees. The percentage mix of stock options and restricted stock units varies by level. For the named executive officers, the long-term incentive compensation awards in 2011 were paid 50% in stock options and 50% in RSUs. This was to ensure that there was a performance-based growth incentive, consistent with the reward for stock price increase from options, while also maintaining retention through potential short-term market volatility, which was the purpose of the RSUs. The CEO grant differed slightly from the framework used for others, which is discussed more below in the section labeled CEO Compensation. Further, as already discussed, 50% of Mr. García’s unvested stock option and RSUs as of March 2012 were converted to performance contingent grants that depend on two-year adjusted revenue and adjusted operating income growth from January 1, 2012 through December 31, 2013.

Our named executive officers received the following equity awards during 2011:

Officer	RSUs (#)	Options (#)
Ceśar M. García	50,000	50,000
Amin I. Khalifa	—	—
Thomas H. Adams	—	—
Richard A. O’Leary	9,000	22,500
Thomas E. Warekois	8,250	20,625

Mr. García was awarded an RSU of approximately 250% of his target amount to compensate him for accepting a much smaller cash bonus for 2010 service than he was eligible to receive based on his achievement of financial and individual performance goals for 2010. However, during the first quarter of 2012, Mr. García agreed to convert these 2011 awards to make 50% of the unvested amounts as of March 2012 performance contingent grants to be earned, if at all, over a two year performance period from January 1, 2012 through December 31, 2013.

Mr. Khalifa’s and Mr. O’Leary’s employment with IRIS commenced in October 2010 and February 2011, respectively. Neither Mr. Khalifa nor Mr. O’Leary was eligible to receive an annual award of equity compensation for fiscal year 2011 when awarded to all executives in February 2011. Mr. Khalifa was granted an initial hiring award of equity compensation in October 2010, upon commencement of employment, which comprises part of his 2010 compensation. Mr. O’Leary received an initial hiring award of equity compensation in February 2011, upon commencement of employment, which award is reflected in the table above. Mr. Warekois’ award was consistent with his target percentile amount, and Dr. Adams was not provided an award of equity compensation in February 2011 as he did not achieve a minimum level of financial and individual goals for 2010.

CEO Compensation

The most significant differences in Mr. García’s compensation in 2011 compared to 2010 are with respect to his annual bonus, one-time supplemental milestone incentive and his long-term equity incentives. As discussed in our April 2011 proxy statement, Mr. García’s actual performance against his individual goals and objectives for 2010 entitled him to an annual bonus of $202,000. The actual cash bonus awarded to Mr. García for 2010, however, was reduced to $90,000 at the discretion of the Compensation Committee. The Compensation Committee chose to reduce Mr. García’s 2010 cash bonus in favor of a larger 2011 restricted stock unit award and a supplemental 2011 cash bonus payable upon the achievement of two critical 2010 milestones that were delayed into 2011, in an effort to recognize the importance of these critical milestones to long-term stockholder value and to match compensation to the timing of their attainment. The supplemental bonus was created for these 2011 milestones, although it is not expected to be repeated in 2012. For fiscal year 2011, Mr. García’s actual performance against his individual annual bonus goals and objectives for 2011 entitled him to an annual bonus of $270,900, which was the amount awarded by the Compensation Committee.

As a result of the Compensation Committee’s decision to reduce Mr. García’s 2010 annual bonus below the formula-earned amount, Mr. García was eligible for, and subsequently earned the supplemental cash bonus of $250,000 in June 2011 following achievement of the two milestones:

•	Shipment of 30 of our iChemVELOCITY Automated Chemistry Analyzers in the United States, which instrument sales will generate recurring revenues from sales of consumables used in the instruments; and

•

Attainment of the first development milestone for our 3GEMS hematology program, which achievement triggered an additional $500,000 cash contribution by Fujirebio, Inc. as part of their $6 million commitment to this program.

Mr. García’s long-term equity incentive compensation also was higher in 2011 due in part to the reduction of his 2010 annual bonus; however, his 2011 total direct compensation was still below the 75th percentile by 15%. Further, to justify this target position, Mr. García subsequently agreed in February 2012 to amend his 2011 RSU award to make a portion of the award performance-based.

To recognize that time vested options and RSUs are not performance-based and to show a commitment to performance-based pay, in February 2012 Mr. García agreed to amend his 2011 equity awards to make 50% of the 2011 RSUs that were scheduled to vest after March 2012 (18,750 RSUs) and 50% of the unvested portion of the 2011 stock options (18,750 options) performance-based. Mr. García is eligible to earn only up to 100% of the target amount of his RSUs and performance-based stock options, which target amount is equal to the total shares underlying each award.

Mr. García’s 2011 performance-based awards will vest only if we achieve certain two-year adjusted revenue and adjusted operating income growth objectives over the two-year performance period between January 1, 2012 through December 31, 2013, as follows (with linear interpolation if performance is between the points shown):

50% of PRSUs	Two-Year Adjusted Revenue Growth
	Adjusted Revenue Growth	Percent of Target Achieved	PRSUs Earned as a Percent of Target

Threshold	8.3%	50%	0%
Target	16.6%	100%	100%

50% of PRSUs	Two-Year Adjusted Operating Income Growth
	Adjusted Operating Income Growth	Percent of Target Achieved	PRSUs Earned as a Percent of Target

Threshold	100%	59%	0%
Target	170%	100%	100%

“Adjusted Revenue” means the actual revenue for fiscal year 2013, determined from our final, audited financial statements, adjusted to exclude (i) revenues from businesses acquired from and after January 1, 2012 and (ii) net licensing revenues, and “Adjusted Operating Income” means the actual operating income for fiscal year 2013, determined from our final, audited financial statements, adjusted to exclude the effects of (i) acquisitions (including charges incurred in connection therewith and revenues and expenses of the acquired business), (ii) restructuring charges and impairments, (iii) net licensing revenues, (iv) the medical device excise tax, and (iv) any extraordinary, unusual or non-recurring expenses or losses.

If the performance objectives have been achieved, the earned portion of Mr. García’s performance-based RSUs and stock options will fully vest on the date the Compensation Committee certifies achievement of the performance objectives following the end of the two-year performance period, assuming Mr. Garcia continues to provide services to us through the applicable vesting date.

Stock Ownership Guidelines for Executive Officers

To further promote the alignment of our executive officers’ interests with those of our long-term stockholders, the Board has established stock ownership guidelines for our Chief Executive Officer and Corporate Vice Presidents. The chief executive officer is expected to own IRIS common stock-based holdings equal in value to at least three times his annual base salary. Every other executive is expected to own IRIS common stock-based holdings equal in value to at least one and one-half times the executive’s annual base salary. Each is expected to achieve this level of ownership by the later of April 23, 2015 or the fifth anniversary of the date such person is first appointed to an executive officer position that makes him or her subject to the policy.

The share ownership of the named executive officers is reported below:

Officers	Current Ownership Guideline as a Multiple of Annual Base Salary Rate	Ownership as a Multiple of Annual Base Salary Rate as of December 31, 2011(1)
Ceśar M. García	3	3.24
Amin I. Khalifa	1.5	0.14
Thomas H. Adams	1.5	6.96
Richard A. O’Leary.	1.5	0.21
Thomas E. Warekois	1.5	0.58

(1)	Mr. Khalifa joined IRIS on October 11, 2010 and is expected to achieve the minimum ownership threshold by October 11, 2015. Mr. O’Leary joined IRIS on February 14, 2011 and is expected to achieve the minimum ownership threshold by February 14, 2016. All other executive officers are expected to achieve the minimum ownership threshold by April 23, 2015.

Report of Compensation Committee

This report was originally issued on April 2012 in connection with our 2012 annual meeting of stockholders and has not been revised in connection with this information statement. Messrs. Matte and Nadeau did not stand for reelection at our 2012 annual meeting of stockholders. Our Compensation Committee currently consists of David T. Della Penta (Chairman), Edward F. Voboril and Stephen E. Wasserman.

The Compensation Committee of our Board of Directors is primarily responsible for determining the annual salaries and other compensation of executive officers and administering our stock option and stock purchase plans. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis section of this information statement with management and based on such review and discussion has recommended to our Board of Directors that the Compensation Discussion and Analysis section be included in IRIS’ 2011 Annual Report on Form 10-K and in the proxy statement for the 2012 annual meeting of stockholders.

Compensation Committee

Stephen E. Wasserman (Chairman)

David T. Della Penta

Michael D. Matte

Richard G. Nadeau

Edward F. Voboril

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth, as to each person serving as Chief Executive Officer and Chief Financial Officer during 2011, and the three most highly compensated executive officers other than the Chief Executive Officer and Chief Financial Officer who were serving as executive officers at the end of 2011 whose compensation exceeded $100,000 (referred to as named executive officers), information concerning all compensation paid for services to us in all capacities for 2009, 2010 and 2011.

Name and Principal Positions	Year	Salary(1)	Non-equity Incentive Plan Compensation(2)	Stock Awards(3)		Option Awards(3)		All Other Compensation(4)	Total
Ceśar M. García	2011	$449,697	$520,900	$490,500	(5)	$203,587	(5)	$28,262	$1,692,946
President and Chief	2010	$424,820	$90,000	$128,007		$405,773		$26,371	$1,074,971
Executive Officer	2009	$425,769	—	$150,000		$450,002		$24,341	$1,050,112

Amin I. Khalifa (6)	2011	$315,000	$117,200	—		—		$56,361	$488,561
Corporate Vice President, Finance and Chief Financial Officer	2010	$66,635	—	$150,000		$503,428		$7,375	$727,438

Thomas H. Adams	2011	$319,808	$149,100	—		—		$1,188	$470,096
Corporate Vice President,	2010	$309,846	—	$56,008		$177,527		$1,264	$544,645
Chief Technology Officer	2009	$311,538	—	$31,249		$93,751		$1,879	$438,417

Richard A. O’Leary(7)	2011	$203,362	$94,000	$92,880		$96,696		$64,116	$551,054
Corporate Vice President, Human
Resources and Administration

Thomas E. Warekois	2011	$334,808	$130,000	$80,933		$83,980		$8,006	$620,727
Corporate Vice President	2010	$324,846	$95,940	$56,008		$177,527		$6,705	$661,026
and President, Diagnostics	2009	$327,115	—	$78,751		$236,250		$6,660	$648,776
Business Unit

(1)	2009 salary amounts include an extra pay period (27 pay periods versus 26 pay periods in 2010 and 2011).
(2)	These amounts represent the cash bonus paid to the named executive officers as part of the MIBP. In addition, Mr. Garcia’s amount includes a $250,000 supplemental bonus paid in June 2011 for the attainment of two critical milestones and Dr. Adams’ amount includes a $30,000 supplemental bonus paid in April 2011 for attainment of a critical milestone.
(3)	These amounts represents the grant date fair value of the stock and stock option awards determined in accordance with ASC Topic 718, Equity and Stock Based Compensation. These amounts may not correspond to the actual value eventually realized by the officer, which depends in part on the market value of our common stock in future periods. The assumptions used in determining the grant date fair values of these awards are set forth in the notes to the our consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended December 31, 2011 as filed with the SEC on March 12, 2012.

(4)	These amounts represent the aggregate incremental cost to us with respect to the perquisites and other employee benefits including 401(k) plan matching contributions, life insurance premiums, vacation payout in accordance with companywide policy and relocation costs provided to the named executive officer in the applicable year. In addition, for 2011 Mr. García’s amount includes $10,182 for personal use of a company car, Mr. Khalifa’s amount includes $27,417 for reimbursement of relocation expenses and $19,409 of “gross-up” for the payment of taxes on such reimbursed expenses, and Mr. O’Leary’s amount includes $32,130 for reimbursement of relocation expenses and $22,746 of “gross-up” for the payment of taxes on such reimbursed expenses.
(5)	Mr. Garcia’s 2011 stock and stock option awards were amended in February 2012 to make a portion of the awards subject to performance-based vesting, as described elsewhere in this proxy. Of the amounts shown in the table, stock with an original grant date fair value of $183,938 and stock options with an original grant date fair value of $76,345 are subject to performance-based vesting.
(6)	Mr. Khalifa’s employment with IRIS commenced on October 11, 2010.
(7)	Mr. O’Leary’s employment with IRIS commenced on February 14, 2011.

Grants of Plan-Based Awards in Fiscal 2011

The following table provides information about equity-awards granted to each named executive officer that received awards in 2011 under the our 2007 Stock Incentive Plan, which is the only plan pursuant to which awards were granted to named executive officers in 2011.

Name	Grant Date(1)	All Other Stock Awards: Number of Shares of Stock or Units(2)	All Other Option Awards: Number of Securities Underlying Options(3)	Exercise or Base Price of Option Awards(4)	Grant Date Fair Value of Stock and Option Awards(5)
Ceśar M. García	2/24/11	—	50,000	$9.81	$203,587
	2/24/11	50,000	—	—	$490,500
Richard A. O’Leary	2/14/11	—	22,500	$10.32	$96,696
	2/14/11	9,000	—	—	$92,880
Thomas E. Warekois	2/24/11	—	20,625	$9.81	$83,980
	2/24/11	8,250	—	—	$80,933

(1)	The grant date of an option award is the date that the compensation committee fixes as the date the recipient is entitled to receive the award and, for 2011, is the date the compensation committee approved the award.
(2)

Represents the number of restricted shares of stock granted in 2011 to the named executive officers. These awards vest over a four year period, 25% on a date which is 13 months following the grant date, and 6 1/4% per quarter thereafter.

(3)

Represents the number of stock options awards granted in 2011 to the named executive officers. These awards vest over a four year period, 25% on the first anniversary of the grant date, and 6 1/4% per quarter thereafter.

(4)	The exercise price of all options is equal to the closing price of our common stock on the grant date.
(5)	The grant date fair value is generally the amount the company would expense in its financial statements over the award’s service period, but does not include a reduction for forfeitures.

Outstanding Equity Awards at Fiscal Year-End 2011

The following table provides information with respect to stock option and restricted stock awards held by each of the named executive officers as of December 31, 2011.

		Option Awards				Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
		Exercisable(#)	Unexercisable(#)(1)
Ceśar M. García
	3/15/07	80,645	—	11.94	3/15/12	—
	3/4/08	103,750	6,917	11.65	3/04/13	901	8,424
	2/20/09	65,824	29,921	9.99	2/20/16	4,693	43,880
	2/23/10	31,757	40,832	11.97	2/23/17	6,016	56,250
	2/24/11	—	50,000	9.81	2/24/18	50,000	467,500
Amin I. Khalifa
	10/11/10	29,683	89,050	9.85	10/11/17	11,421	106,786
Richard A. O’Leary
	2/14/11	—	22,500	10.32	2/14/18	9,000	84,150
Thomas E. Warekois
	3/1/07	100,806	—	11.94	3/1/12	—
	3/04/08	27,344	1,823	11.65	3/04/13	238	2,225
	2/20/09	34,557	15,709	9.99	2/20/16	2,464	23,038
	2/23/10	13,894	17,864	11.97	2/23/17	2,632	24,609
	2/24/11	—	20,625	9.81	2/24/18	8,250	77,138
Thomas H. Adams
	6/10/05	15,555	—	17.82	6/10/15	—	—
	12/09/05	12,500	—	26.02	12/09/15	—	—
	3/04/08	27,344	1,823	11.65	3/04/13	238	2,225
	2/20/09	13,713	6,234	9.99	2/20/16	978	9,144
	2/23/10	13,894	17,864	11.97	2/23/17	2,632	24,609

(1)	These stock option awards vest 25% on the first anniversary of the date of grant and 6 1/4% per quarter thereafter.
(2)	The market value of the restricted stock awards is based on the closing market price of our common stock as of December 30, 2011, which was $9.35 per share.

Option Exercises and Stock Vested in Fiscal Year 2011

The following table provides information on stock option exercises and restricted stock award vesting for each of the named executive officers during 2011.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
César M. García	86,105	569,154	12,558	116,181
Amin I. Khalifa	—	—	3,807	35,177
Thomas H. Adams	—	—	3,778	34,972
Richard O’Leary	—	—	—	—
Thomas E. Warekois	—	—	5,622	51,729

Employment Contracts

In February 2012, we amended the employment agreements with our executive officers, including the agreements with our named executive officers described blow, to modify (i) the definition of “change in control” to provide that a change in control will occur upon consummation, and not simply shareholder approval, of certain fundamental transactions affecting IRIS, and (ii) the manner in which we calculate severance payable to executive officers whose employment is terminated following a change in control, to base such payments on the executive’s then current target bonus in lieu of the executive’s average annual bonus actually paid during the two fiscal years preceding his termination.

Ceśar M. García

We entered into an employment agreement dated November 17, 2003, with César M. García, our President and Chief Executive Officer, which agreement was last amended in February 2012. Pursuant to his employment agreement, as currently in effect, Mr. García receives a base salary, which amount has been increased by our Board and is $465,000 per year starting on January 1, 2012, and was $450,000 in 2011. The agreement provides for four weeks vacation and the use of a company automobile. Mr. García is eligible to earn a cash bonus and stock-based compensation. Such awards are contingent upon IRIS achieving certain financial goals and Mr. García satisfying certain individual objectives established by our Compensation Committee of the Board, in a manner commensurate with other senior executive officers. Mr. García is entitled to receive all benefits generally available to our senior executives.

If Mr. García’s employment is terminated by IRIS without cause or by him for good reason, he is entitled to receive a severance payment equal to 18 months of his base salary at the termination date. If his employment is terminated by IRIS without cause or by Mr. García for good reason at any time within 3 months prior to and 24 months following a change of control of IRIS, the severance benefits will instead consist of (i) an amount equal to 2.0 times the sum of his then current annual base salary and his then current target bonus, (ii) continuation of health and welfare benefits for a period of 24 months following termination of employment, and (iii) acceleration of 100% of all unvested stock options, restricted stock, restricted stock units and all other equity compensation awards.

Amin I. Khalifa

We entered into an employment agreement, dated October 11, 2010, with Amin I. Khalifa, our Corporate Vice President of Finance and Chief Financial Officer, which agreement was last amended in February 2012. Pursuant to his employment agreement, as currently in effect, Mr. Khalifa receives a base salary, which amount has been increased by our Board and is $330,750 per year starting on January 1, 2012, and was $315,000 in 2011. The agreement provides for four weeks vacation. Mr. Khalifa is eligible to earn a cash bonus and stock-based compensation. Such awards are contingent upon IRIS achieving certain financial goals and Mr. Khalifa satisfying certain individual objectives established by our Chief Executive Officer in consultation with our Compensation Committee of the Board, in a manner commensurate with other senior executive officers. Mr. Khalifa is entitled to receive all benefits generally available to our senior executives.

If Mr. Khalifa’s employment is terminated by IRIS without cause or by him for good reason, he is entitled to receive a severance payment equal to 12 months of his base salary at the termination date. If his employment is terminated by IRIS without cause or by Mr. Khalifa for good reason at any time within 3 months prior to and 18 months following a change of control of IRIS, the severance benefits will instead consist of (i) an amount equal to 1.5 times the sum of his then current annual base salary and his then current target bonus, (ii) continuation of health and welfare benefits for a period of 18 months following termination of employment, and (iii) acceleration of 100% of all unvested stock options, restricted stock, restricted stock units and all other equity compensation awards.

Dr. Thomas H. Adams

On September 2, 2010, we entered into a new employment agreement with Thomas H. Adams, Ph.D., who continues to serve as our Corporate Vice President, Chief Technology Officer, which agreement was last amended in February 2012. Pursuant to his employment agreement, as currently in effect, Dr. Adams receives a base salary, which amount has been increased by our Board and is $332,800 per year starting on January 1, 2012, and was $320,000 in 2011. The agreement provides for four weeks vacation. Dr. Adams is eligible to earn a cash bonus and stock-based compensation. Such awards are contingent upon IRIS achieving certain financial goals and Dr. Adams satisfying certain individual objectives established by our Chief Executive Officer in consultation with our Compensation Committee of the Board, in a manner commensurate with other senior executive officers. Dr. Adams is entitled to receive all benefits generally available to our senior executives.

If Dr. Adams’ employment is terminated by IRIS without cause or by him for good reason, he is entitled to receive a severance payment equal to 12 months of his base salary at the termination date. If his employment is terminated by IRIS without cause or by Dr. Adams for good reason at any time within 3 months prior to and 18 months following a change of control of IRIS, the severance benefits will instead consist of (i) an amount equal to 1.5 times the sum of his then current annual base salary and his then current target bonus, (ii) continuation of health and welfare benefits for a period of 18 months following termination of employment, and (iii) acceleration of 100% of all unvested stock options, restricted stock, restricted stock units and all other equity compensation awards.

Richard A. O’Leary

We entered into an employment agreement dated February 14, 2011, with Richard A. O’Leary, our Corporate Vice President, Human Resources and Administration, which agreement was last amended in February 2012. Pursuant to his employment agreement, as currently in effect, Mr. O’Leary receives a base salary, which amount has been increased by our Board and is $246,750 per year starting on January 1, 2012, and was $235,000 in 2011. The agreement provides for four weeks vacation. Mr. O’Leary is eligible to earn a cash bonus and stock-based compensation. Such awards are contingent upon IRIS achieving certain financial goals and Mr. O’Leary satisfying certain individual objectives established by our Chief Executive Officer in consultation with our Compensation Committee of the Board, in a manner commensurate with other senior executive officers. Mr. O’Leary is entitled to receive all benefits generally available to our senior executives.

If Mr. O’Leary’s employment is terminated by IRIS without cause or by him for good reason, he is entitled to receive a severance payment equal to 12 months of his base salary at the termination date. If his employment is terminated by IRIS without cause or by Mr. O’Leary for good reason at any time within 3 months prior to and 18 months following a change of control of IRIS, the severance benefits will instead consist of (i) an amount equal to 1.5 times the sum of his then current annual base salary and his then current target bonus, (ii) continuation of health and welfare benefits for a period of 18 months following termination of employment, and (iii) acceleration of 100% of all unvested stock options, restricted stock, restricted stock units and all other equity compensation awards.

Thomas E. Warekois

We entered into an employment agreement dated March 1, 2007, with Thomas E. Warekois, our Corporate Vice President and President, Diagnostics Business Unit, which agreement was last amended in February 2012. Pursuant to his employment agreement, as currently in effect, Mr. Warekois receives a base salary, which amount has been increased by our Board and is $351,750 per year starting on January 1, 2012, and was $335,000 in 2011. The agreement provides for four weeks vacation. Mr. Warekois is eligible to earn a cash bonus and stock-based compensation. Such awards are contingent upon IRIS achieving certain financial goals and Mr. Warekois satisfying certain individual objectives established by our Chief Executive Officer in consultation with our Compensation Committee of the Board, in a manner commensurate with other senior executive officers. Mr. Warekois is entitled to receive all benefits generally available to our senior executives.

If Mr. Warekois’ employment is terminated by IRIS without cause or by him for good reason, he is entitled to receive a severance payment equal to 12 months of his base salary at the termination date. If his employment is terminated by IRIS without cause or by Mr. Warekois for good reason at any time within 3 months prior to and 18 months following a change of control of IRIS, the severance benefits will instead consist of (i) an amount equal to 1.5 times the sum of his then current annual base salary and his then current target bonus, (ii) continuation of health and welfare benefits for a period of 18 months following termination of employment, and (iii) acceleration of 100% of all unvested stock options, restricted stock, restricted stock units and all other equity compensation awards.

Potential Payments Upon Termination or Change in Control

As described above, our employment agreements with the Named Executive Officers provide for severance benefits in the event that the executive’s employment is terminated without cause or for good reason. Mr. García is entitled to receive a severance payment equal to 18 months of his base salary at the termination date, and all other executive officer’s are entitled to receive a severance payment equal to 12 months of their respective base salary at the termination date.

We provide our Named Executive Officers with greater severance benefits if termination of employment occurs in connection with a change in control of IRIS, to compensate our executives if they lose their jobs for completing a transaction determined to be in the best interests of our stockholders. If Mr. García’s employment is terminated by IRIS without cause or by Mr. García for good reason at any time within 3 months prior to and 24 months following a change of control of IRIS, his severance benefits will instead consist of (i) an amount equal to 2.0 times the sum of his then current annual base salary and his then current target bonus, (ii) continuation of health and welfare benefits for a period of 24 months following termination of employment, and (iii) acceleration of 100% of all unvested stock options, restricted stock, restricted stock units and all other equity compensation awards. For all other executive officers, if the executive’s employment is terminated by IRIS without cause or by the executive for good reason at any time within 3 months prior to and 18 months following a change of control of IRIS, the executive’s severance benefits will instead consist of (i) an amount equal to 1.5 times the sum of his then current annual base salary and his then current target bonus, (ii) continuation of health and welfare benefits for a period of 18 months following termination of employment, and (iii) acceleration of 100% of all unvested stock options, restricted stock, restricted stock units and all other equity compensation awards.

We do not have any agreements or other arrangements that provide for payments solely upon a change in control of IRIS without the termination of employment.

The following table sets forth severance payments and benefits that we would have been obligated to pay to the Named Executive Officers assuming a triggering event had occurred under each of their respective agreements as of December 31, 2011:

No Change in Control

Name	Cash Severance Payment ($)(1)
Ceśar M. García	675,000
Amin I. Khalifa	315,000
Thomas H. Adams	320,000
Richard O’Leary	235,000
Thomas E. Warekois	335,000

(1)	Represents cash severance payments based on the executive’s salary at December 31, 2011 payable in a lump sum or periodic payments as provided in the executive’s employment agreement, in an amount equal to 18 months of base salary for Mr. García and 12 months of base salary for all other executives.

With Change in Control

Name	Cash Severance Payment ($)(1)	Continuation of Benefits ($)(2)	Acceleration of Vesting of Equity Awards ($)(3)	Total ($)
Ceśar M. García	1,530,000	34,464	576,054	2,140,518
Amin I. Khalifa	661,500	36,810	106,786	805,096
Thomas H. Adams	672,000	25,848	35,979	733,827
Richard O’Leary	493,500	21,852	84,150	599,502
Thomas E. Warekois	703,500	36,810	127,010	867,320

(1)	Represents cash severance payments payable in a lump sum or periodic payments as provided in the executive’s employment agreement, after giving effect to the February 2012 amendments to the executives’ employment agreements, in an amount for (i) Mr. García equal to 2.0 times the sum of his salary at December 31, 2011 and his target cash bonus for fiscal year 2011, and (ii) for all other executives equal to 1.5 times the sum of such executive’s salary at December 31, 2011 and such executive’s target cash bonus for fiscal year 2011.
(2)	Represents the aggregate amount of all premiums payable for the continuing of the executive’s health and welfare benefits for the applicable severance period, based on the amounts of such premiums at December 31, 2011.
(3)	Represents the value of accelerated “in the money” stock options and restricted stock awards outstanding on December 31, 2011, using the closing price of our common stock on December 30, 2011 of $9.35 per share.

We define Change in Control to mean (i) the dissolution or liquidation of IRIS, (ii) consummation of any sale, lease, exchange or other transfer (in one or a series of transactions) of all or substantially all of IRIS’ assets, (iii) consummation of any merger or consolidation of IRIS in which the holders of our voting stock immediately before the merger or consolidation will not own thirty five percent (35%) or more of the voting stock of the continuing or surviving corporation immediately after such merger or consolidation, or (iv) a change of fifty percent (50%) (rounded to the next whole person) in the membership of the Board within a twelve (12)-month period, unless the election or nomination for election by stockholders of each new director within such period was approved by the vote of a majority of the directors then still in office who were in office at the beginning of the twelve (12)-month period.

Risk Assessment Regarding Compensation Policies and Practices

Our compensation program for employees does not create incentives for excessive risk taking by our employees or involve risks that are reasonably likely to have a material adverse effect on IRIS. Our base salary component of compensation does not encourage risk-taking because it is a fixed amount. Our MIBP and long-term equity incentive programs have the following risk-limiting characteristics:

•	Awards to each executive officer are set in a market range and are limited by the terms of the MIBP to a fixed maximum specified in the plan;

•	Awards are made based on a review of a variety of indicators of performance, thus diversifying the risk associated with any single indicator of performance;

•

A substantial portion of the awards are made in cash and restricted stock units, which mitigates the risk associated with stock options that management will take unnecessary risks to increase our stock price;

•	Awards are not tied to formulas that could focus executives on specific short-term outcomes;

•

Members of the Compensation Committee approve the final MIBP awards in their discretion, after the review of executive and corporate performance, before recommending such awards to the full Board for approval;

•	Equity awards may be recovered by us should a restatement of earnings occur upon which incentive compensation awards were based, or in the event of other wrong-doing by the recipient;

•	An equity award’s value is delivered in the form of stock and options that vest over multiple years, which aligns the interests of executive officers to long-term shareholder interests; and

•	Executive officers are subject to our stock ownership guidelines, described elsewhere in this information statement, which requires that they continue to hold substantial value in company stock.

Certain Relationships and Related Party Transactions

Review and Approval of Related Person Transactions. Our policy and procedures for Related Party Transactions is contained in our Code of Business Conduct and Ethics under the caption “Conflicts of Interest”. The policy provides that each employee, including our executive officers, should avoid conflicts of interest with IRIS except under guidelines approved by our Board or a committee of our Board. A similar policy exists for our directors.

Reportable Related Person Transactions. Except as disclosed elsewhere in this information statement, since January 1, 2011, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party:

•	in which the amount involved exceeds $120,000; and

•

in which any director, executive officer, shareholder who beneficially owns 5% or more of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

REPORT OF AUDIT COMMITTEE

This report was originally issued on April 2012 in connection with our 2012 annual meeting of stockholders and has not been revised in connection with this information statement. Mr. Matte did not stand for reelection at our 2012 annual meeting of stockholders. Our Audit Committee currently consists of and Rick Timmins (Chairman), Steven M. Besbeck and Stephen E. Wasserman.

The Audit Committee, which currently consists of Steven M. Besbeck (Chairman), Michael D. Matte and Rick Timmins, reviews IRIS’ financial reporting process on behalf of the Board of Directors, and administers our engagement of BDO USA, LLP as our independent registered public accounting firm. The Audit Committee meets with the independent auditors, with and without management present, to discuss the results of their examinations, the evaluations of our internal controls, and the overall quality of our financial reporting. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls.

In this context, the Audit Committee has met and held discussions with management and the independent auditors. Management represented to the Audit Committee that our financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the financial statements with management and the independent auditors. The Audit Committee reviewed with the independent auditors their judgments as to the quality, not just the acceptability, of our accounting principles and such other matters as are required to be discussed with the Committee under auditing standards generally accepted in the United States. The Audit Committee also discussed with the independent auditors other matters required under Statement of Auditing Standards No. 61 (Communication with Audit Committees), and the overall scope and plans for their audit.

The Audit Committee pre-approves all audit and permissible non-audit services on a case-by-case basis. In approving non-audit services, the Audit Committee considers whether the engagement could compromise the independence of BDO USA, LLP, and whether for reasons of efficiency or convenience it is in our best interest to engage our independent auditor to perform the services.

The Audit Committee has determined that the provision of non-audit services by BDO USA, LLP is compatible with maintaining BDO USA, LLP’s independence, and none of such services were pre-approved pursuant to the de minimis exception provided in Section 10A(i)(1)(B) of the Securities Exchange Act of 1934.

Generally, the Audit Committee approves in advance audit and non-audit services to be provided by BDO USA, LLP. In other cases, in accordance with Rule 2-01(c)(7) of Securities and Exchange Commission Regulation S-X, the Committee has delegated pre-approval authority to the Chairman of the Audit Committee for matters which arise or otherwise require approval between regularly scheduled meetings of the Audit Committee, provided that the Chairman reports such approvals to the Committee at its next regularly scheduled meeting.

The Audit Committee has discussed with the independent auditors their independence from IRIS and its management, including the matters in the written disclosures required by PCAOB Rule 3526. The Audit Committee has also considered whether the independent auditors’ provision of other non-audit services to IRIS is compatible with the auditors’ independence.

In reliance on the reviews and discussions to which reference is made above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in our 2011 Annual Report on Form 10-K, for filing with the Securities and Exchange Commission. The Audit Committee and our Board of Directors also have recommended the selection of BDO USA, LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2012.

AUDIT COMMITTEE

Mr. Steven M. Besbeck (Chairman)

Mr. Michael D. Matte

Mr. Rick Timmins

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information regarding the beneficial ownership of our common stock with respect to:

•	each person who is known to us to be the beneficial owner of more than 5% of our outstanding common stock;

•	each of our directors;

•	each of our executive officers; and

•	all of our directors and executive officers as a group

The information is presented as of September 18, 2012, except for information with respect to greater than five stockholders. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. Shares of common stock under warrants or options currently exercisable or exercisable, or under restricted stock units which vest, or shares of restricted stock which vest, within 60 days of the date of this information are deemed outstanding for purposes of computing the percentage ownership of the person holding such warrants, options, restricted stock units or restricted stock but are not deemed outstanding for computing the percentage ownership of any other person. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding at September 18, 2012. Unless otherwise indicated, the persons named in this table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable. Unless otherwise indicated, the address of each person listed is care of IRIS International, Inc., at 9158 Eton Avenue, Chatsworth, California 91311.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percent of Class(2)
Directors, Nominees and Named Executive Officers:
Thomas H. Adams, Ph.D.	332,887	1.83%
Steven M. Besbeck	100,781	*
César M. García	410,891	2.24%
Philip Ginsburg	40,190	*
Beth Y. Karlan, M.D.	62,626	*
Amin I. Khalifa	59,607	*
Robert A. Mello	147,452	*
Richard O’Leary	17,862	*
David Della Penta	51,851	*
Rick Timmins	49,922	*
Edward F. Voboril	87,881	*
Thomas E. Warekois	122,957	*
Stephen Wasserman	83,778	*
John Yi	112,776	*
Directors and Executive Officers as a Group (14 persons)	1,681,461	8.82%

5% Stockholders:
Brown Capital Management, LLC(3).	3,139,560	17.4%
Gamco Investors, Inc.(4)	1,902,045	10.5%
BlackRock, Inc.(5)	1,086,071	6.0%

*	Less than 1%.

(1)	Includes shares that may be acquired upon exercise of options that are exercisable on or within 60 days of September 18, 2012 held by directors and executive officers as follows: Dr. Adams (94,523 shares), Mr. Besbeck (59,301 shares), Mr. García (255,436 shares), Dr. Ginsburg (35,091 shares), Dr. Karlan (45,146 shares), Mr. Khalifa (51,945 shares), Mr. Mello (78,978 shares), Mr. O’Leary (8,437 shares), Mr. Timmins (34,372 shares), Mr. Voboril (56,042 shares), Mr. Warekois (100,731 shares), Mr. Yi (78,978 shares), Mr. Della Penta (30,151 shares), and Mr. Wasserman (54,301 shares). Also includes shares that may be acquired upon vesting of restricted stock units and shares of restricted stock that vest on or within 60 days of September 18, 2012 held by directors and executive officers as follows: Dr. Adams (489 shares), Mr. Besbeck (943 shares), Mr. García (3,170 shares), Dr. Ginsburg (806 shares), Dr. Karlan (943 shares), Mr. Khalifa (952 shares), Mr. Mello (842 shares), Mr. O’Leary (563 shares), Mr. Timmins (943 shares), Mr. Voboril (943 shares), Mr. Warekois (1,301 shares), Mr. Yi (842 shares), Mr. Della Penta (943 shares), and Mr. Wasserman (943 shares).
(2)	Based on 18,058,733 shares of stock outstanding as of September 18, 2012.
(3)	As of December 31, 2011, based on information set forth in a Schedule 13G/A filed with the SEC on February 13, 2012 by Brown Capital Management, LLC and The Brown Capital Management Small Company Fund. The mailing address for Brown Capital Management, LLC is 1201 North Calvert Street, Baltimore, MD 21202.
(4)	As of April 10, 2012, based on information set forth in a Schedule 13D/A filed with the SEC on April 11, 2012 by GGCP, Inc., Mario J. Gabelli, MJG Associates, Inc., Gabelli Funds, LLC, Teton Advisors, Inc., GAMCO Asset Management Inc., GAMCO Investors, Inc., Gabelli Securities, Inc. The mailing address for Gamco Investors, Inc. is One Corporate Center, Rye, NY 10580.
(5)	As of December 30, 2011, based on information set forth in a Schedule 13G/A filed with the SEC on February 13, 2012 by BlackRock, Inc. The mailing address for BlackRock, Inc. is 40 East 52nd Street, New York, NY 10022.

Annex II

[LETTERHEAD OF CITIGROUP GLOBAL MARKETS INC.]

September 16, 2012

The Board of Directors

IRIS International, Inc.

9158 Eton Avenue

Chatsworth, California 91311

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to holders of the common stock of IRIS International, Inc. (“IRIS”), other than as specified herein, of the Consideration (defined below) to be received by such holders pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger (the “Agreement”) proposed to be entered into among Danaher Corporation (“Danaher”), Daphne Acquisition Corporation, a wholly owned subsidiary of Danaher (“Merger Sub”), and IRIS. As more fully described in the Agreement, (i) Merger Sub will commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of the common stock, par value $0.01 per share, of IRIS (“IRIS Common Stock”) at a purchase price of $19.50 per share in cash (the “Consideration”) and (ii) subsequent to the consummation of the Tender Offer, Merger Sub will be merged with and into IRIS (the “Merger” and, together with the Tender Offer, the “Transaction”) and each outstanding share of IRIS Common Stock not previously tendered will be converted into the right to receive the Consideration.

In arriving at our opinion, we reviewed an execution version, provided to us on September 16, 2012, of the Agreement and held discussions with certain senior officers, directors and other representatives and advisors of IRIS concerning the business, operations and prospects of IRIS. We reviewed certain publicly available business and financial information relating to IRIS as well as certain financial forecasts and other information and data relating to IRIS provided to or discussed with us by the management of IRIS. We reviewed the financial terms of the Transaction as set forth in the Agreement in relation to, among other things: current and historical market prices and trading volumes of IRIS Common Stock; the historical and projected earnings and other operating data of IRIS; and the capitalization and financial condition of IRIS. We analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of IRIS and analyzed, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Transaction. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the management of IRIS that it is not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to the financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us relating to IRIS which we have been directed by the management of IRIS to utilize for purposes of our financial analyses

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The Board of Directors

IRIS International, Inc.

September16, 2012

and opinion, we have been advised by such management, and we have assumed, with your consent, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of IRIS as to the future financial performance of IRIS. We have relied, with your consent, upon the assessments of the management of IRIS as to the validity of, and risks associated with, the existing and future products and technology of IRIS (including, without limitation, the timing and probability of successful development, testing and marketing of such products and technology, approval thereof by appropriate governmental authorities and the validity and life of patents relating thereto).

We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of IRIS nor have we made any physical inspection of the properties or assets of IRIS. We have assumed, with your consent, that the Transaction will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on IRIS or the Transaction. Representatives of IRIS have advised us, and we further have assumed, that the final terms of the Agreement will not vary materially from those set forth in the execution version reviewed by us.

Our opinion does not address any terms (other than the Consideration to the extent expressly specified herein) or other aspects or implications of the Transaction, including, without limitation, the form or structure of the Transaction or any voting or other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Transaction or otherwise. We were not requested to, and we did not, solicit third-party indications of interest in the possible acquisition of all or a part of IRIS; however, at the direction of IRIS, we held discussions with certain third parties that contacted IRIS regarding a possible acquisition. We also were not requested to consider, and our opinion does not address, the underlying business decision of IRIS to effect the Transaction, the relative merits of the Transaction as compared to any alternative business strategies or opportunities that might exist for IRIS or the effect of any other transaction in which IRIS might engage. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration or otherwise. In addition, we are not expressing any opinion as to the prices at which IRIS Common Stock will trade at any time. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on IRIS or the Transaction.

Citigroup Global Markets Inc. has acted as financial advisor to IRIS in connection with the proposed Transaction and will receive a fee for such services, the principal portion of which is contingent upon consummation of the Tender Offer. We also will receive a fee in connection with the delivery of this opinion. We and our affiliates in the past have provided, currently are providing and in the future may provide investment banking and other financial services to Danaher unrelated to the proposed Transaction, for which services we and our affiliates have received and expect to receive compensation, including during the two-year period prior to the date hereof acting as (i) financial advisor to Danaher in connection with an acquisition transaction in April 2012, (ii) joint lead arranger, joint book manager and syndication agent for, and as a lender under, a $2.5 billion revolving credit facility of Danaher in July 2011, and (iii) joint book-running manager for a $1.0 billion equity offering, and joint lead arranger and joint book manager for, and as a lender under, a $4.0 billion revolving credit facility, of Danaher in connection with an acquisition transaction in June 2011, which credit facility was terminated effective as of December 2011. In the ordinary course of business, we and our affiliates may actively trade or hold the securities of IRIS and Danaher for our own account or for the account of our customers and,

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The Board of Directors

IRIS International, Inc.

September16, 2012

accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with IRIS, Danaher and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of IRIS (in its capacity as such) in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation as to whether any stockholder should tender shares of IRIS Common Stock in the Tender Offer or how any stockholder should act on any matters relating to the proposed Transaction or otherwise.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Consideration to be received in the Transaction by holders of IRIS Common Stock (other than Danaher, Merger Sub and their respective affiliates) is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Citigroup Global Markets Inc.
______________________________
CITIGROUP GLOBAL MARKETS INC.

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